ALPHA BANK

06018673

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, November 16, 2006
Our reference No.13.1.110 SUPPL

Attention: Special Counsel, Office of
International Corporate Finance

NOV 29

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

11/22

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ENCLOSURES:

- Press Release
- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2006 to September 30, 2006 in Greek,
- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2006 to September 30, 2006 in English,
- six (6) copies of Interim Financial Statements as at 30.09.2006 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Financial Statements as at 30.09.2006 in accordance with the International Accounting Standard 34 in English,
- six (6) copies of Consolidated Interim Financial Statements as at 30.09.2006 in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Consolidated Interim Financial Statements as at 30.09.2006 in accordance with the International Accounting Standard 34 in English.

Press Release

ALPHA BANK 9-MONTH 2006 PROFITS UP 31.4 %

Net Profit at Euro 473.4 million

«I am delighted to report another very good set of results. Our top priority remains the pursuit of strong profitable growth as we transform ourselves from being the largest business lender in Greece to a key market player in financial services both in Greece and in Southeastern Europe. I would like to thank our Staff for working hard towards the attainment of the targets of the business plan Agenda 2010, our clients for putting their trust on the Bank and its products and our shareholders for their support».

Yannis S. Costopoulos, Chairman

«In the third quarter of 2006 our forward momentum was sustained, with net profits in the nine-month period to September 2006 rising by 31% from last year. Our strong profitability is supported by our increasing market share through both our successful presence in the retail banking market in Greece and the rapidly expanding network in Southeastern Europe. In this environment, and in the face of ever increasing competition, our prospects for delivering further profitable growth remain solid».

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY

- **Earnings per share at Euro 1.20 from Euro 0.89 last year (+34.2%).**
- **Net profit attributable to shareholders up by 31.4% to Euro 473.4 million.**
- **Net interest income up by 18.0% to Euro 1,059.3 million, maintaining NIM at 3.07%.**
- **Fee and commission income rose by 14.5% to Euro 295.6 million.**
- **Cost to income ratio continues improving to 45.6% from 48.8% last year.**
- **Return on equity at 28.6% from 22.7% last year.**
- **Capital adequacy strong at 11.9% with Tier I at 9.2% and core Tier I at 7.0%.**

KEY DEVELOPMENTS

- **Retail lending growth in Greece remains strong despite an increasingly more competitive landscape.**
  Household and small business lending reached Euro 14.6 billion representing more than 52% of the loan portfolio in Greece, while profits before tax from these activities rose to Euro 285.6 million or 47% of the total.

- **Organic growth in Southeastern Europe progresses in line with the targets set out in our Agenda 2010 plan.**
  Our network already consists of 226 Branches and is expected by year end to be strengthened with another 41 Branches which are at an advanced stage of preparation.

- **Alpha Bank joins forces with AXA, one of the leading financial protection companies in the world, in the provision of insurance products in Greece.**
  In the context of the sale of Alpha Insurance to AXA for Euro 255 million to be concluded in early 2007, the signing of a long-term exclusive cooperation agreement between Alpha Bank and AXA on October 16th 2006 opens up new possibilities to the Bank to raise significantly its volumes and commissions from the distribution of life and non-life insurance products while at the same time, drawing upon its expertise in the area of asset management, to develop further its bancassurance business.

- **Standard and Poor's (S&P) revises Alpha Bank outlook to positive on profit improvement.**
  On October 10, 2006 S&P revised its outlook on Alpha Bank from stable to positive. According to S&P, this upward revision took place "in response to the substantial strengthening of Alpha's financial performance in recent years, and expectations of continued superior returns."

SUMMARY PROFIT AND LOSS

(in Euro million)		9M 2006	9M 2005	% change	Q3 2006	Q2 2006	Q1 2006
Income		**1,466.7**	**1,255.3**	**16.8%**	**496.2**	**489.5**	**481.0**
Of which:	Greece	1,275.8	1,086.3	17.5%	431.2	426.5	418.0
	Southeast Europe	179.4	156.6	14.6%	59.9	60.1	59.5
Costs		**668.6**	**612.2**	**9.2%**	**221.9**	**229.7**	**217.0**
Of which:	Greece	547.8	510.8	7.3%	179.9	189.1	178.8
	Southeast Europe	112.1	92.9	20.7%	39.2	37.6	35.3
Net Profit before tax		**609.2**	**454.3**	**34.1%**	**215.9**	**194.2**	**199.1**
Of which:	Greece	556.1	402.1	38.3%	198.2	177.0	180.9
	Southeast Europe	50.2	48.0	4.5%	15.4	17.3	17.6
Net Profit Attributable to Shareholders		**473.4**	**360.3**	**31.4%**	**167.5**	**155.2**	**150.7**
EPS (in Euro)		**1.20**	**0.89**	**34.2%**	**0.43**	**0.39**	**0.38**
Recurring Profits before Tax		**569.0**	**424.6**	**34.0%**	**206.1**	**188.7**	**174.2**
Cost / Income Ratio		**45.6%**	**48.8%**	**...**	**44.7%**	**46.9%**	**45.1%**
Return on Equity		**28.6%**	**22.7%**	**...**	**31.2%**	**28.5%**	**26.7%**
Capital Adequacy Ratio		**11.9%**	**14.5%**	**...**	**11.9%**	**12.5%**	**13.2%**

SUMMARY BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)		30.9.2006	30.6.2006	31.3.2006	31.12.2005	30.9.2005	% Δ 30.9.2006/ 30.9.2005
Assets		**47,823**	**46,476**	**45,426**	**44,007**	**41,396**	**15.5%**
Loans and Advances to customers		**32,377**	**31,000**	**29,174**	**28,397**	**26,926**	**20.2%**
of which:	Greece	28,235	27,169	25,712	25,088	23,884	18.2%
	Southeast Europe	3,624	3,279	3,023	2,865	2,664	36.0%
Deposits and Repos		**23,507**	**22,243**	**21,605**	**21,645**	**21,244**	**10.6%**
of which:	Greece	19,778	18,708	18,275	18,617	18,192	8.7%
	Southeast Europe	3,347	3,172	2,963	2,657	2,658	25.9%
Alpha Bank Bonds Retail		**6,462**	**5,844**	**5,442**	**4.902**	**4,757**	**35.8%**
Private Banking		**4,681**	**4,501**	**4,688**	**4.241**	**3,955**	**18.4%**
Mutual Funds		**4,193**	**4,409**	**4,912**	**5,188**	**4,957**	**-15.4%**
Equity		**2,231**	**2,071**	**2,286**	**2,225**	**2,223**	...

Enquiries:

Alpha Bank
Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366
Michael Massourakis, Senior Manager, Economic Research & IR Tel.: +30 210 326 2828
www.alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane Tel.: +44 (0) 20 7269 7294

Athens, 15 November 2006

NINE-MONTH 2006 PERFORMANCE OVERVIEW

Net profit attributable to shareholders for the nine-month period to September 2006 increased by 31.4% to Euro 473.4 million compared with the same period last year, *while* **recurring pre tax profits** advanced by 34% demonstrating the effectiveness of our business strategy. Total Income reached Euro 1.5 billion, up by 16.8%, largely due to the strong expansion of net interest income and fee and commission income, which together rose by 17.2%. More specifically, **net interest income** grew by 18% with a **Net Interest Margin (NIM)** of 3.1%, which is unchanged since the beginning of the year. This was the result of the continuous shift of the product mix towards higher yielding retail business despite weakening spreads in certain loan categories. Likewise, fees and commissions increased by 14.5%, with two thirds of revenue derived from retail lending and asset management in Greece and our Southeastern European business where we continue to expand rapidly. **Income from financial operations** from Euro 18.2 million last year, rose to Euro 40.2 million. This includes an extraordinary negative result of Euro 2.4 million from foreign exchange differences due to the revaluation of the serbian dinar against the euro. Finally, **other income** reached Euro 71.6 million from an adjusted level of Euro 69.2 million last year.

Operating costs rose by 9.2%, in line with the budget, which is below the cost growth recorded in the first half of the year (+10.4%), on account of lower general expenses growth. Costs continue to reflect the targeted expansion in Southeastern Europe where operating expenses grew by 20.7% due to personnel recruitment to staff our new Branches. Wage costs in this region increased by 23.9%, as opposed to Greece where the increase was only 5.3%. Moreover, general expenses increased by 14.1%, as advertising expenses growth decelerated το 16.8% from 57.9% in the first half.

With regard to business growth, **loans and advances to customers (gross basis)** reached Euro 32.4 billion compared to Euro 26.9 billion in September 2005, posting an increase of 20.2%, primarily due to the rapid growth of Greek retail and Southeastern European lending volumes of 22.6% and 36% respectively. **Allowances for impairment** reached Euro 1,179 million at end-September from Euro 1,172 million at end-June 2006, while write-offs since the beginning of the year amounted to Euro 102.4 million, of which Euro 68.1 million in the third quarter. Impairment losses as a percent of average loans declined further to 75 bps in the third quarter from 87 bps in the second quarter, on account of improvement in credit quality as well as in the collection mechanism for overdue loans. This allowed the use of higher loss given default coefficients to be applied in the impairment test for consumer credit to improve the Bank's risk profile.

Customer assets totalled Euro 40 billion in September 2006, an increase of 10.4%. This was the result of growth in deposits in Greece which, together with Alpha Bank Bonds placed with retail customers, rose by 16.5% and in Southeastern Europe where deposits grew by +26%. Moreover, customer balances in Private Banking grew by 18.4% to Euro 4.7 billion. At the same time, a shift of customer money has been taking place in the market mainly from bond mutual funds to time deposits due to weakening bond markets. As a result, our total mutual funds outstandings have declined at the end of September 2006 year on year by 15.4% (compared to a market decline of 18%), with a corresponding increase in time deposits of 73% (compared to a market increase of 37%).

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Profits before tax reached Euro 285.6 million (+42%). The expansion of mortgage credit, the core of our retail lending business, continued unabated reaching 27.6% year on year. Consumer credit balances rose by 23%, with alternative distribution channels (telemarketing and instant credit) accounting already for approximately 45% of new production in consumer loans. Small business loans (turnover below 2.5 million and credit limits up to Euro 1 million) rose by 12.1% and, within this category, loans to very small businesses (credit limits up to Euro 90 thousand) registered a 19.5% increase in outstandings. Growth dynamics have been supported by the adoption of centralised operational procedures for all business lines (mortgages, consumer loans, cards, small business loans) covering approval and support functions which have facilitated the development of innovative products and led to further market penetration.

Retail Banking *(in Euro million)*	9M 2006	9M 2005	% change	Q3 2006	Q3 2005
Total Income	774.9	643.8	20.4%	269.2	231.7
Total Expenses	362.5	339.1	6.9%	120.1	116.9
Impairment Losses	126.8	102.9	23.2%	49.5	38.0
Profit before tax	285.6	201.8	41.5%	99.6	76.8
Return on Regulatory Capital	43.3%	37.6%	...	42.1%	41.8%
Risk Weighted Assets	10,995	8,950	22.8%	11,823	9,197
Cost / Income Ratio	46.8%	52.7%	...	44.6%	50.5%
Customer Financing (end-period)	14,570	11,888	22.6%	14,570	11,888

OPERATIONS IN SOUTHEASTERN EUROPE

Profits before tax rose to Euro 50.2 million (+4.5%). This is mainly due to rising operating costs (+20.7%) owing to the expansion of our Branch network in the region. Already, since the beginning of the year and up to end-October 2006, we have established 50 new Branches (24 in Romania, 21 in Bulgaria, 2 in Serbia, 2 in Albania and 1 in FYROM) and hired 506 employees or 16% of the end-2005 level. In opening Branches, we aim from day one for our Branches to operate according to Alpha Bank standards in Greece so as, in a short period of time, the risk-adjusted returns to our invested capital to reach the high levels attained in other activities. Our expansion in the region is also supported by specialised centrally located units for marketing, information technology systems and audit and control so that the proper functioning of our rapidly growing operations may be ensured. Customer financing has already reached Euro 3.6 billion (+36%) while deposits rose to Euro 3.3 billion (+25.9%). The entry of Bulgaria and Romania in the European Union from the beginning of 2007 is expected to improve conditions for further development of our operations. Already, Bulgaria has announced the lifting of credit restriction and the reduction of the corporate tax rate from 15% currently to 10% from January 1st, 2007.

South Eastern Europe Operations *(in Euro million)*	9M 2006	9M 2005	% change	Q3 2006	Q3 2005
Total Income	179.4	156.6	14.6%	59.9	56.7
Total Expenses	112.1	92.9	20.7%	39.2	30.6
Impairment Losses	17.1	15.7	8.9%	5.3	6.5
Profit before tax	50.2	48.0	4.5%	15.4	19.6
Return on Regulatory Capital	25.6%	29.6%	...	20.2%	35.3%
Risk Weighted Assets	3,272	2,685	21.8%	3,821	2,720
Cost / Income Ratio	62.5%	59.3%	...	65.4%	54.0%
Customer Financing (end-period)	3,624	2,664	36.0%	3,624	2,664

MEDIUM AND LARGE CORPORATES

Pre-tax profit reached Euro 155.6 million (+27.7%). This increase mainly reflects the significant reduction of impairment losses due to a credit quality improvement following the liquidity issues experienced by corporate customers last year. At the same time, loans expanded to Euro 13.3 billion (+14.3%), maintaining our leading position in the market. With a view to improve servicing our medium-size corporate customers, a project for the establishment of commercial financing centers is under a pilot phase. Our planning provides for the establishment of 10 centers all around Greece from mid-2007, which will assume all approval and support functions so that Branches may concentrate in servicing consumers and small business more effectively.

Medium and Large Corporates (in Euro million)	9M 2006	9M 2005	% change	Q3 2006	Q3 2005
Total Income	271.8	267.1	1.7%	93.8	89.7
Total Expenses	72.3	71.9	0.6%	23.2	24.5
Impairment Losses	43.9	73.4	-40.2%	3.2	20.1
Profit before tax	155.6	121.8	27.7%	67.4	45.1
Return on Regulatory Capital	22.5%	18.7%	...	28.1%	20.4%
Risk Weighted Assets	11,528	10,834	6.4%	11,990	11,043
Cost / Income Ratio	26.6%	26.9%	...	24.7%	27.3%
Customer Financing (end-period)	13,320	11,659	14.3%	13,320	11,659

ASSET MANAGEMENT

Profits before tax reached Euro 45 million (+10.3%). Customer assets under management remained roughly unchanged on a yearly basis to Euro 9.1 billion as the drop in mutual funds by 15.4% was fully offset by an increase in customer money with private banking by 18.4%. Overall, however, our market share in non-money market mutual funds was improved with respect to end-2005 from 21.3% to 21.6%. This became possible through the enrichment of our product mix with new and innovative mutual funds of high value added like, inter alia, a new bond mutual fund of low risk and a new balanced mutual fund bearing capital protection features, which was received favourably by the market. The customer funds invested in the new alternative mutual funds currently reach Euro 850 million from Euro 240 million at year end-2005, comprising more than 20% of the total. To promote the asset gathering business, the newly established Division for Savings and Investment Products in the Bank is instrumental in developing and marketing tailor-made product offers for various customer segments. This, in combination with the distribution of AXA insurance products through the Branch network, has significantly improved the potential of the Bank in the area of bancassurance. The Bank will be increasingly targeting sales of investment/pension type products in line with the projected increase in demand, making use of its strong position in the mutual fund market as well as its cooperation agreement with AXA.

Asset Management *(in Euro million)*	9M 2006	9M 2005	% change	Q3 2006	Q3 2005
Total Income	108.9	96.1	13.3%	34.3	32.3
Total Expenses	62.8	58.5	7.4%	20.8	19.2
Profit before tax	45.0	40.8	10.3%	13.0	13.1
Return on Regulatory Capital	51.7%	44.8%	...	47,5%	43.2%
Risk Weighted Assets	572	594	-3.7%	584	592
Cost / Income Ratio	57.7%	60.9%	...	60.6%	59.4%
Customer Funds (end-period)	9,143	9,122	0.2%	9,143	9,122

INVESTMENT BANKING AND TREASURY

Profit before tax reached Euro 47.1 million (+90.6%), of which Euro 37.5 million relate to treasury activities. Investment banking had a satisfactory performance on account of a strong rise in brokerage fees which offset a weaker result in underwriting commissions.

Investment Banking and Treasury *(in Euro million)*	9M 2006	9M 2005	% change	Q3 2006	Q3 2005
Total Income	77.2	48.5	59.1%	17.3	21.3
Total Expenses	30.1	23.8	26.4%	10.2	7.9
Profit before tax	47.1	24.7	90.6%	7.1	13.4
Return on Regulatory Capital	23.0%	18.4%	...	11.0%	26.0%
Risk Weighted Assets	3,415	2,241	52.4%	3,233	2,573
Cost / Income Ratio	39.0%	49.1%	...	59.0%	37.2%

ASSETS-LIABILITIES AND OFF-BALANCE SHEET ITEMS								
in Euro million	30/09/2006	30/6/2006	31/3/2006	31/12/2005	30/9/2005	30/6/2005	31/3/2005	% 30.9.2006 / 30.9.2005
Assets	47.823	46.476	45.426	44.007	41.396	40.182	34.710	15,5%
Loans and advances to customers	31.213	29.844	28.069	27.357	25.922	24.458	23.316	20,4%
Securities	8.425	8.413	8.200	7.868	5.664	2.912	2.909	48,7%
Deposits & Repos	23.507	22.243	21.605	21.645	21.244	20.733	20.062	10,6%
Alpha Bank Bonds (Retail)	6.462	5.844	5.442	4.902	4.757	4.642	4.619	35,8%
Private Banking	4.681	4.501	4.688	4.241	3.955	3.572	3.413	18,4%
Mutual Funds	4.193	4.409	4.912	5.188	4.957	4.798	4.678	-15,4%
Alpha Bank Bonds (Senior)	4.653	4.177	4.248	3.275	3.109	2.690	1.984	...
Subordinated Debt	998	1.001	1.030	1.016	1.078	1.080	1.067	...
Shareholders Equity	2.231	2.071	2.286	2.225	2.223	2.174	2.078	...
Hybrid Capital	838	841	870	845	844	838	819	...

RESULTS						
in Euro million	9M 2006	9M 2005	% change	Q3 2006	Q2 2006	Q1 2006
Total Income	1466,7	1255,3	*16,8%*	496,2	489,5	481,03
Net interest income	1059,3	898,1	*18,0%*	362,1	354,6	342,6
Fee and commission income	295,6	258,3	*14,5%*	101,4	99,6	94,6
Income from financial operations	40,2	18,2	*121,3%*	9,8	5,5	25,0
Other income	71,6	80,7	*-11,4%*	22,9	29,9	18,8
Total Expenses	668,6	612,2	*9,2%*	221,9	229,7	217,0
Staff costs	361,9	337,4	*7,3%*	120,2	122,2	119,5
General expenses	259,4	227,4	*14,1%*	86,0	92,0	81,4
Depreciation and amortization expenses	47,3	47,4	*-0,3%*	15,7	15,5	16,1
Impairment Losses	188,9	188,8	*0,0%*	58,4	65,6	64,9
Net Profit before tax	609,2	454,3	*34,1%*	215,9	194,2	199,1
Taxes	134,2	91,6	*46,5%*	47,8	38,4	48,0
Net Profit after tax	475,1	362,7	*31,0%*	168,1	155,9	151,1
Net Profit Attributable to Shareholders	473,4	360,3	*31,4%*	167,5	155,2	150,7
Earnings per Share (in Euro)	*1,20*	*0,89*	*34,2%*	*0,43*	*0,39*	*0,38*
Recurring Profits (*)	569,0	424,6	*34,0%*	206,1	188,7	174,2

RATIOS						
	9M 2006	9M 2005		Q3 2006	Q2 2006	Q1 2006
Net Interest Income / Average Assets - MARGIN	3,07%	3,20%		3,07%	3,09%	3,07%
Cost to Income Ratio	45,6%	48,8%		44,7%	46,9%	45,1%
Return on Equity -ROE	28,6%	22,7%		31,2%	28,5%	26,7%
Capital Adequacy Ratio (Total)	11,9%	14,5%		11,9%	12,5%	13,2%
Capital Adequacy Ratio (Tier I)	9,2%	11,0%		9,2%	9,6%	10,2%

(*) Net Profit before tax excluding income from financial operations and impact from Delta Singular merger (€ 11.5 m in other income in Q2 2005)

in Euro million	9M 2006	9M 2005	% change
Fee and Commission Income	**295,6**	**258,3**	***14,5%***
Loan Charges	46,1	35,2	*30,9%*
Letters of Guarantee	27,7	26,3	*5,4%*
Imports-Exports	14,6	14,5	*0,1%*
Credit Cards	36,4	30,9	*17,5%*
Asset Management	51,4	42,2	*21,9%*
Brokerage Fees	30,0	19,3	*55,5%*
Underwriting and Advisory	3,9	10,8	*-64,0%*
Foreign Exchange Transactions	9,6	8,0	*19,9%*
Bank Charges	65,6	61,6	*6,5%*
Other	10,2	9,3	*10,1%*

in Euro million	9M 2006	9M 2005	% change
Income from Financial Operations	**40,2**	**18,2**	***121,3%***
Foreign Exchange	24,8	17,4	*42,4%*
Bonds & Derivatives	15,4	0,7	...

in Euro million	9M 2006	9M 2005	% change
Other Income (excl. Delta Singular merger)	**71,6**	**69,2**	***3,4%***
of which:			
Insurance	21,2	20,7	*2,7%*
Hotels	35,1	31,6	*11,0%*

in Euro million	9M 2006	9M 2005	% change
Staff Costs	**361,9**	**337,4**	***7,3%***
Wages and Salaries	301,4	286,0	*5,4%*
Payments to Pension Funds	39,3	38,4	*2,3%*
Bonus Payments	21,2	13,0	*63,7%*

in Euro million	9M 2006	9M 2005	% change
General Expenses	**259,4**	**227,4**	***14,1%***
Outsourcing Operations	27,3	23,0	*18,6%*
Marketing and Advertising	28,9	24,7	*16,8%*
Other Expenses	203,2	179,6	*13,1%*

in Euro million	9M 2006	9M 2005	% change
Total Expenses per Region			
Greece	547,8	510,8	*7,3%*
SE Europe	112,1	92,9	*20,7%*

in Euro million	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Fee and Commission Income	**101,4**	**99,6**	**94,6**	**96,0**	**94,9**	**84,1**	**79,2**
Loan Charges	17,2	16,7	12,2	17,0	11,8	12,1	11,4
Letters of Guarantee	9,6	8,8	9,4	9,2	9,3	8,5	8,5
Imports-Exports	4,3	5,2	5,1	5,4	5,0	4,8	4,7
Credit Cards	16,0	11,7	8,7	8,8	11,4	11,2	8,3
Asset Management	15,4	17,5	18,5	18,9	15,8	13,6	12,8
Brokerage Fees	7,0	10,9	12,1	6,8	7,6	5,5	6,3
Underwriting and Advisory	1,1	0,5	2,3	2,1	4,9	3,2	2,7
Foreign Exchange Transactions	3,5	3,3	2,9	3,0	3,1	2,7	2,2
Bank Charges	23,7	21,5	20,4	21,3	22,1	21,2	18,3
Other	3,6	3,5	3,2	3,4	3,8	1,4	4,0

in Euro million	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Income from Financial Operations	**9,8**	**5,5**	**25,0**	**12,0**	**13,6**	**-10,3**	**14,9**
Foreign Exchange	6,4	5,8	12,6	8,0	9,8	4,0	3,6
Bonds & Derivatives	3,4	-0,3	12,4	4,0	3,8	-14,3	11,3

in Euro million	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Other Income	**22,9**	**29,9**	**18,8**	**32,4**	**23,1**	**37,9**	**19,7**
of which:							
Insurance	4,7	9,8	6,7	6,9	5,3	6,3	9,1
Hotels	13,6	12,6	8,9	10,2	12,2	11,6	7,8
Impact from Delta Singular merger	...	...	...	...	...	11,5	...
General provisions reversal	...	...	...	5,5	...	...	...

in Euro million	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Staff Costs	**120,2**	**122,2**	**119,5**	**108,8**	**112,1**	**113,2**	**112,1**
Wages and Salaries	100,0	101,7	99,7	90,3	94,8	97,3	93,9
Payments to Pension Funds	12,9	13,2	13,2	14,5	12,9	12,6	12,9
Bonus Payments	7,4	7,3	6,6	3,9	4,4	3,4	5,2

in Euro million	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
General Expenses	**86,0**	**92,0**	**81,4**	**87,4**	**79,5**	**77,8**	**70,1**
Outsourcing Operations	9,4	9,2	8,7	9,1	8,1	7,7	7,3
Marketing and Advertising	6,3	13,1	9,5	9,8	10,4	9,2	5,1
Other Expenses	70,3	69,7	63,2	68,5	60,9	61,0	57,7

in Euro million	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total Expenses per Region							
Greece	179,9	189,1	178,8	166,4	174,1	169,4	167,2
SE Europe	39,2	37,6	35,3	42,0	30,6	34,7	27,6

BUSINESS VOLUMES

in Euro million	Sep 2006	Sep 2005	% change	Dec 2005
Loans and Advances to Customers (gross)	**32.377**	**26.926**	***20,2%***	**28.397**
of which:				
Domestic	*28.235*	*23.884*	*18,2%*	*25.088*
Southeastern Europe	*3.624*	*2.664*	*36,0%*	*2.865*
minus: Allowances for Impairment	1.164	1.003	*16,0%*	1.040
Loans and Advances to Customers (consolidated base)	**31.213**	**25.922**	***20,4%***	**27.357**
Loans (Greece - MIS data)	**27.890**	**23.547**	***18,4%***	**24.646**
Mortgages	7.935	6.218	*27,6%*	6.776
Consumer Loans	2.105	1.607	*31,0%*	1.749
Credit Cards	1.035	944	*9,6%*	992
Small Business Loans (*)	3.495	3.119	*12,1%*	3.182
Medium and Large Business Loans	13.320	11.659	*14,3%*	11.947

(*) Small business loans are defined as loans extended with up to Euro 1 million of credit limits.

in Euro million	Sep 2006	Sep 2005	% change	Dec 2005
Due to Customers (consolidated base)	**23.507**	**21.244**	***10,6%***	**21.645**
of which:				
Deposits	22.189	19.618	*13,1%*	20.019
Domestic	18.843	16.960	*11,1%*	17.362
Sight	*4.759*	*4.842*	*-1,7%*	*5.029*
Saving	*9.569*	*9.509*	*0,6%*	*9.621*
Time	*4.514*	*2.609*	*73,1%*	*2.712*
Southeastern Europe	3.347	2.658	*25,9%*	2.657
Repos and Synthetic Swaps	753	1.056	*-28,7%*	1.071
Customer Assets (MIS data)	**39.981**	**36.225**	***10,4%***	**37.330**
Deposits & Repos (**)	23.144	20.954	*10,5%*	21.361
Bond Sales	7.694	6.149	*25,1%*	6.326
of which: Alpha Bank bonds	*6.462*	*4.757*	*35,8%*	*4.902*
Mutual Funds	4.193	4.957	*-15,4%*	5.188
Portfolio Management	4.950	4.165	*18,8%*	4.455
Private Banking	*4.681*	*3.955*	*18,4%*	*4.241*
Institutional Investors	*269*	*210*	*28,1%*	*214*

(**) Without customer funds allocated to other entities to avoid double counting

SPREADS							
(Greece - MIS data)	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q4 2005**	**Q3 2005**	**Q2 2005**	**Q1 2005**
Customer Assets							
Non Money-Market Deposits	1,80%	1,70%	1,58%	1,45%	1,35%	1,32%	1,31%
Private Banking	0,59%	0,61%	0,70%	0,78%	0,68%	0,60%	0,79%
Mutual Funds	1,07%	1,05%	1,03%	0,97%	0,97%	0,95%	0,87%
Loans							
Mortgage Credit	2,19%	2,33%	2,35%	2,36%	2,51%	2,59%	2,59%
Consumer Credit	8,21%	8,29%	8,26%	8,30%	8,27%	8,34%	8,16%
Credit Cards	*9,06%*	*9,10%*	*9,07%*	*9,25%*	*9,30%*	*9,24%*	*8,68%*
Consumer Loans	*7,67%*	*7,79%*	*7,82%*	*7,77%*	*7,64%*	*7,75%*	*7,81%*
Small Business Loans	5,65%	5,76%	5,78%	5,34%	5,36%	5,79%	5,73%
Medium and Large Business Loans	1,80%	1,84%	1,87%	1,91%	1,86%	1,91%	1,94%
Southeast Europe							
Deposits	1,74%	1,63%	1,45%	1,36%	1,43%	1,49%	1,53%
Loans	3,86%	4,08%	4,05%	4,27%	4,17%	4,08%	3,99%

S.A REGISTRATION NUMBER : 6066/06/B/86/06
40 STADIOU STREET, GR - 102 52 ATHENS

ALPHA BANK A.E.

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

FOR THE PERIOD FROM JANUARY 1, 2006 TO SEPTEMBER 30, 2006

(In accordance with P.D. 360/1985 and decision 2/396/31.8.2006 of the Board of Directors of the Capital Market Commission)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report if required.

The interim financial statements as at 30.9.2006 were approved by the Board of Directors on 14th November 2006

BALANCE SHEET

	Consolidated		Alpha Bank	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
ASSETS				
Cash and balances with Central Banks	2,052,691	2,202,382	974,929	1,621,172
Due from banks	4,135,227	4,775,229	5,493,971	5,673,393
Securities held for trading	242,288	122,638	275,692	153,587
Derivative financial assets	177,544	138,997	182,930	139,114
Loans and advances to customers	31,212,707	27,356,543	27,460,233	24,201,139
Investment securities				
- Available for sale	8,182,269	7,745,062	8,019,184	7,561,491
Investments in subsidiaries	-	-	1,501,967	1,471,394
Investments in associates	9,936	11,389	10,642	10,585
Investment property	28,418	29,550	42,947	43,245
Property, plant and equipment	961,073	937,973	538,190	529,511
Goodwill and other intangible assets	110,686	107,436	38,660	33,016
Deferred tax assets	270,346	202,519	248,227	177,936
Other assets	347,945	285,258	205,478	143,414
	47,731,112	43,914,976	44,991,351	41,758,997
Non-current assets held for sale	91,939	92,070	90,520	90,249
TOTAL ASSETS	47,823,051	44,007,046	45,081,871	41,849,246
LIABILITIES				
Due to banks	6,616,647	8,128,599	7,358,207	8,600,366
Derivative financial liabilities	168,625	140,236	169,580	140,832
Due to customers	23,506,624	21,644,804	20,596,757	19,301,646
Debt securities in issue and other borrowed funds	12,113,029	9,192,626	13,536,157	10,665,761
Liabilities for current income tax and other taxes	114,098	126,202	81,867	87,699
Deferred tax liabilities	112,935	23,857	110,034	19,517
Employee defined benefit obligations	565,172	561,748	513,096	513,797
Other liabilities	956,432	743,372	761,750	566,763
Provisions	352,792	317,671	17,469	1,626
	44,708,354	40,881,315	43,194,917	39,897,809
Liabilities related to non-current assets held for sale	-	3,047	-	-
Total Liabilities (a)	44,708,354	40,884,362	43,194,917	39,897,809
EQUITY				
Share Capital	1,589,972	1,456,018	1,589,972	1,456,018
Share premium	125,685	125,685	125,685	125,685
Reserves	335,187	324,297	212,201	220,423
Retained earnings	818,615	806,985	297,504	337,439
Treasury shares	(338,596)	(188,316)	(338,408)	(188,128)
Equity attributable to equity holders of the Bank	2,230,863	2,224,669	1,886,954	1,951,437
Minority interest	45,681	53,069	-	-
Hybrid securities	838,153	844,946	-	-
Total Equity (b)	3,114,697	3,122,684	1,886,954	1,951,437
TOTAL LIABILITIES AND EQUITY (a) + (b)	47,823,051	44,007,046	45,081,871	41,849,246

INCOME STATEMENT FOR THE PERIOD

	Consolidated				Alpha Bank			
	From 1 January to		From 1 July to		From 1 January to		From 1 July to	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Interest and similar income	1,924,686	1,332,257	693,173	469,836	1,735,732	1,153,861	626,084	409,235
Interest expense and similar charges	(865,379)	(434,190)	(331,097)	(154,596)	(883,258)	(435,628)	(335,936)	(158,708)
Net interest income	1,059,307	898,067	362,076	315,240	852,474	718,233	290,148	250,527
Fee and commission income	315,532	276,331	109,810	102,104	227,451	196,047	83,005	71,234
Commission expense	(19,911)	(18,045)	(8,369)	(7,192)	(16,123)	(16,329)	(7,227)	(6,663)
Net fee and commission income	295,621	258,286	101,441	94,912	211,328	179,718	75,778	64,571
Dividend income	2,676	2,611	5	95	37,685	59,612	-	3
Gains less losses on financial transactions	40,225	18,173	9,762	13,602	26,216	(2,170)	673	6,061
Other income	68,938	79,147	22,790	22,895	10,418	19,321	3,635	3,411
	111,839	99,931	32,547	36,592	74,319	76,763	4,408	9,495
Total income	1,466,767	1,256,284	496,064	446,744	1,138,121	974,714	370,334	324,673
Staff costs	(361,937)	(337,371)	(120,242)	(112,084)	(271,414)	(259,364)	(89,394)	(85,866)
General administrative expenses	(258,147)	(224,339)	(85,660)	(77,877)	(197,354)	(173,645)	(65,714)	(61,242)
Depreciation and amortization expenses	(47,291)	(47,446)	(15,680)	(16,034)	(29,617)	(27,992)	(9,930)	(9,066)
Other expenses	(1,225)	(3,021)	(316)	(1,763)	(1,163)	(210)	(402)	(140)
Total expenses	(668,600)	(612,177)	(221,900)	(207,698)	(499,548)	(461,411)	(165,440)	(156,314)
Impairment losses and provisions to cover credit risk	(188,885)	(188,803)	(58,375)	(64,587)	(165,390)	(171,701)	(49,736)	(55,966)
Share of profit (loss) of associates	(35)	(1,012)	102	137	-	-	-	-
Profit before taxes	609,247	454,292	215,891	174,696	473,183	341,602	155,158	112,273
Income tax	(134,180)	(91,572)	(47,818)	(35,983)	(104,032)	(58,356)	(36,055)	(24,207)
Profit after taxes	475,067	362,720	168,073	138,713	369,151	283,246	119,103	88,066
Attributable to equity holders of the Bank	473,377	360,305	167,512	138,201	-	-	-	-
Attributable to minority interests	1,690	2,415	561	512	-	-	-	-
Earnings per share:								
Basic (€)	1.20	0.90	0.43	0.34	0.94	0.70	0.31	0.22
Diluted (€)	1.20	0.89	0.43	0.34	0.94	0.70	0.30	0.22

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD

	Consolidated		Alpha Bank	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Equity at beginning of the period (1.1.2006 and 1.1.2005 respectively)	3,122,684	2,347,446	1,951,437	1,812,017
Profit for the period after taxes	475,067	362,720	369,151	283,246
	3,597,751	2,710,166	2,320,588	2,095,263
Capital increase due to acquisition of 51.24% of DELTA SINGULAR A.E.P.	-	149,134	-	149,134
Change of participating interests in subsidiaries and new acquisitions	(8,086)	(25,456)	-	-
Dividends distributed	(238,945)	(178,548)	(237,556)	(174,064)
Net income recognised directly in equity	(38,523)	37,457	(49,821)	2,103
(Purchases) / disposals of treasury shares and hybrid securities	(155,261)	(155,332)	(150,280)	(113,587)
Proceeds from the issue of hybrid securities	-	588,000	-	-
Dividends paid to hybrid securities holders	(46,058)	(10,836)	-	-
Other	3,819	1,721	4,023	1,722
Equity at end of the period (30.9.2006 and 30.9.2005 respectively)	3,114,697	3,119,306	1,886,954	1,946,571

CASH FLOW STATEMENT FOR THE PERIOD

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Net cash flows from operating activities (a)	(1,027,608)	2,847,633	(357,214)	3,856,192
Net cash flows from investing activities (b)	(553,879)	(2,065,322)	(541,140)	(3,220,790)
Net cash flows from financing activities (c)	(481,040)	410,871	(458,837)	392,796
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	(2,062,527)	1,193,482	(1,357,191)	1,028,198
Effect of exchange rate fluctuations on cash and cash equivalents	15,084	9,217	845	1,049
Total cash flow for the period	(2,047,443)	1,202,699	(1,356,346)	1,029,247
Cash and cash equivalents at beginning of the period	5,865,814	5,568,384	5,083,956	5,392,022
Cash and cash equivalents at end of the period	3,818,371	6,771,083	3,727,609	6,421,269

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or indirectly, in them as at 30.09.2006 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %	No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00	20	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00	21	Alpha Insurance A.E.	Greece	99.57
3	Alpha Bank Romania S.A.	Romania	99.91	22	Alpha Insurance Agents A.E.	Greece	100.00
4	Alpha Bank AD Skopje	FYROM	100.00	23	Alpha Insurance LTD Cyprus	Cyprus	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00	24	Alpha Insurance Brokers S.R.L	Romania	100.00
6	Alpha Bank AD Beograd	Serbia	99.99	25	Alpha Astika Akinita A.E.	Greece	66.09
7	Alpha Leasing A.E.	Greece	99.65	26	Alpha Real Estate D.O.O. Beograd	Serbia	100.00
8	Alpha Leasing Romania S.A.	Romania	100.00	27	Ionian Hotel Enterprises A.E.	Greece	92.69
9	ABC Factors A.E.	Greece	100.00	28	Ionian Holdings A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00	29	Oceanos A.T.O.E.E.	Greece	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00	30	Alpha Credit Group Plc	United Kingdom	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00	31	Alpha Bank London Nominees Ltd	United Kingdom	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00	32	Alpha Trustees Ltd	Cyprus	99.99
14	Alpha Finance Romania S.A.	Romania	100.00	33	Alpha Ventures A.E.	Greece	100.00
15	Alpha Advisory Romania SRL	Romania	100.00	34	Messana Holdings S.A.	Luxembourg	100.00
16	Alpha AEF European Capital Investments	Holland	100.00	35	Flagbright Ltd	United Kingdom	100.00
17	Alpha Asset Management A.E.D.A.K.	Greece	100.00	36	Kafe Mazi A.E.	Greece	100.00
18	Alpha Group Jersey Ltd	Jersey	100.00	37	Evremathea A.E.	Greece	100.00
19	Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00				

B. Joint Ventures consolidated under the proportionate method :

No	Company name	Registered office	Participation %
1	Cardlink A.E.	Greece	50.00
2	APE Fixed Assets A.E.	Greece	60.10
3	APE Commercial Property A.E.	Greece	60.10

C. Associates accounted for under the equity method :

No	Company name	Registered office	Participation %
1	Evisak A.E.	Greece	27.00
2	Iosp A.E.	Greece	26.96
3	Galognomon A.E.	Greece	20.00
4	AEDEP Thessalias & Stereas Ellados	Greece	50.00
5	A.L.C. Novelle Investments Ltd	Cyprus	33.33

2. During the period 1.10.2005 until 30.09.2006 the following changes took place in the companies included in the consolidated financial statements:
   a) Concerning the companies which are fully consolidated:
   - Sales: Alpha Insurance Brokers A.E. (21.11.2005) and Alpha Insurance Romania S.A. (16.2.2006).
   - New companies: Alpha Insurance Brokers S.R.L. which was established by Alpha Bank Romania S.A. and consolidated for the first time on 30.6.2006, Alpha Real Estate D.O.O. Beograd which was established by Alpha Astika Akinita A.E. and consolidated for the first time on 30.6.2006.
   - Mergers by absorption: Alpha Finance Ltd by Alpha Bank Ltd (29.11.2005), Alpha Equity Fund A.E. by Alpha Ventures A.E. (31.5.2006) and Alpha Asset Management A.E.P.E.Y. by Alpha Mutual Fund Management A.E. (19.6.2006). The latter was renamed to Alpha Asset Management A.E.D.A.K.
   - Transfers within the Group: Alpha Private Investment Services A.E.P.E.Y., from the parent company Alpha Bank A.E. to Alpha Bank London Ltd (1.2.2006), and Alpha Bank A.E. Belgrade Branch to Jubanka A.D. Beograd (31.5.2006), which was renamed to Alpha Bank A.D. Beograd (1.6.2006) and then to Alpha Bank Srbija A.D. (9.10.2006).

   b) Concerning the companies accounted for under the equity method:
   - Sales: Lesvos Tourist Company A.E. (24.2.2006) and Geosynthesis A.E. (14.6.2006).
   - Change in valuation method: As at 29.12.2005 and 1.7.2006, the companies Mizrel A.E. and Propindex A.E. are no longer accounted for under the equity method due to the reduction of Bank's subsidiaries ownership interests below 20%.
3. On 16.10.2006, the Bank announced that it has signed an agreement for the sale of 99.66% of the shares of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection for € 255 million.
4. On 16.10.2006, the Bank transferred 100% of its participation in its subsidiary Kafe Mazi A.E. to Ionian Hotel Enterprises A.E., which is also a subsidiary, for € 60 thous. On the same date the Bank acquired 100% of the Cypriot company Alpha Group Investments Ltd.
5. The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. A tax audit is in process by the tax authorities for the years from 2003 up to 2005 and is expected to be finalized at the end of the current year.
   During 2006 the tax audits of Alpha Astika Akinita A.E. and Alpha Insurance A.E. were completed up to the year 2005 and of Ionian Hotel Enterprises A.E. up to the year 2004. Tax audits are currently in process for Alpha Leasing A.E. for the years from 2001 up to 2004 and for Ionian Hotel Enterprises A.E. for the year 2005.
   The other companies of the Group have been audited by the tax authorities up to the year ended 31 December 2002.
6. The Bank has purchased 1,734,996 treasury shares during the period 4.10.2006 until 30.10.2006 with a cost value of € 38 million.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
9. The total employees of the Group as at 30.9.2006 were 12,047 (30.9.2005: 11,605) and the employees of the Bank as at 30.9.2006 were 7,271 (30.9.2005: 7,143).
10. The related party transactions during the period 1.1.2006 until 30.9.2006 are as follows:
    - with members of the Board of Directors and other key management personnel: a) of the Group: income € 39 thous., expenses € 6,582 thous. b) of the Bank: income € 34 thous., expenses € 4,273 thous.
    - with other related parties: a) of the Group: income € 430 thous., expenses € 614 thous. b) of the Bank: income € 146,287 thous., expenses € 347,962 thous.

    The balances as at 30.9.2006 of the receivables and liabilities arising from the above transactions are as follows:
    - with members of the Board of Directors and other key management personnel: a) of the Group: receivables € 2,858 thous., liabilities € 46,328 thous., letters of guarantee € 164 thous. b) of the Bank: receivables € 2,027 thous., liabilities € 30,272 thous., letters of guarantee € 164 thous.
    - with other related parties: a) of the Group: receivables € 960 thous., liabilities € 1,014 thous., letters of guarantee € 2,641 thous. b) of the Bank: receivables € 3,130,316 thous., liabilities € 15,036,475 thous., letters of guarantee and other guarantees € 75,484 thous.
11. The basic accounting principles and methods, applied by the Group and the Bank in the interim financial statements as at September 30, 2006 are consistent with those stated in the respective financial statements for the year ended 31.12.2005 and are available at the web site of the Bank.

Athens, November 14, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	SENIOR MANAGER - GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.09.2006

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
14 ΝΟΕΜΒΡΙΟΥ 2006

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19 Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.7.2006 (παραίτηση του έως τότε αντιπροέδρου κ. Ανδρέα Κανελλόπουλου, αντικατάσταση του από τον κ. Μηνά Τάνε και εκλογή ως νέου μη Εκτελεστικού μέλους του κ. Τάκη Αθανασόπουλου) έχει ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Μηνάς Γ. Τάνες

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γιώργος Ε. Αγουρίδης*

Τάκης Ι. Αθανασόπουλος*

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925.
Την 30η Σεπτεμβρίου 2006 ήταν η τέταρτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, ανήρχετο την 30.9.2006 σε 407.685.052 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το εννεάμηνο του 2006, σε 1.031.000 τεμάχια, κατά μέσο όρο περίπου, ανά συνεδρίαση, περιλαμβανομένων των πακέτων συναλλαγών.

Στην εκδήλωση που πραγματοποιήθηκε την 28η Σεπτεμβρίου 2006 επ' ευκαιρία του εορτασμού των 130 ετών από την ίδρυση και λειτουργία του Χρηματιστηρίου Αθηνών, η Alpha Bank έλαβε το πρώτο βραβείο μεταξύ των εισηγμένων εταιριών καθώς για πάνω από ¼ του αιώνα παρουσιάζει συνεχή κερδοφορία, συνεισφέρει στην ανάπτυξη του θεσμού του Ελληνικού Χρηματιστηρίου και διανέμει κάθε χρόνο μέρισμα στους Μετόχους της επί 58 έτη.

Η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι οικονομικές καταστάσεις που ακολουθούν (σελ. 3-33) έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 14ης Νοεμβρίου 2006.

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.9.2006

Ενδιάμεση κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

		Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	Σημείωση	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Τόκοι και εξομοιούμενα έσοδα		1.735.732	1.153.861	626.084	409.235
Τόκοι και εξομοιούμενα έξοδα		(883.258)	(435.628)	(335.936)	(158.708)
Καθαρό έσοδο από τόκους	2	852.474	718.233	290.148	250.527
Έσοδα από αμοιβές και προμήθειες		227.451	196.047	83.005	71.234
Προμήθειες έξοδα		(16.123)	(16.329)	(7.227)	(6.683)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	211.328	179.718	75.778	64.551
Έσοδα από μερίσματα	4	37.685	59.612	-	3
Αποτελέσματα χρηματοοικονομικών πράξεων	5	26.216	(2.170)	573	6.081
Λοιπά έσοδα	6	10.418	19.321	3.835	3.411
		74.319	76.763	4.408	9.495
Σύνολο εσόδων		**1.138.121**	**974.714**	**370.334**	**324.573**
Αμοιβές και έξοδα προσωπικού	7	(271.414)	(259.364)	(89.394)	(85.866)
Γενικά διοικητικά έξοδα	8	(197.354)	(173.845)	(65.714)	(61.242)
Αποσβέσεις	15,16,17	(29.617)	(27.992)	(9.930)	(9.086)
Λοιπά έξοδα		(1.163)	(210)	(402)	(140)
Σύνολο εξόδων		**(499.548)**	**(461.411)**	**(165.440)**	**(156.334)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(165.390)	(171.701)	(49.736)	(55.966)
Κέρδη προ φόρων		**473.183**	**341.602**	**155.158**	**112.273**
Φόρος εισοδήματος	10	(104.032)	(58.356)	(36.055)	(24.207)
Καθαρά κέρδη μετά από φόρους		**369.151**	**283.246**	**119.103**	**88.066**
Καθαρά κέρδη ανά μετοχή:	11				
Βασικά (€ ανά μετοχή)		0,94	0,70	0,31	0,22
Προσαρμοσμένα (€ ανά μετοχή)		0,94	0,70	0,30	0,22

Οι επισυναπτόμενες σημειώσεις (σελ. 9-33) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.9.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	12	974.929	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		5.493.971	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών		275.992	153.587
Παράγωγα χρηματοοικονομικά μέσα		182.930	139.114
Δάνεια και απαιτήσεις κατά πελατών	13	27.460.233	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση		8.019.184	7.561.491
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες	14	1.512.609	1.481.979
Επενδύσεις σε ακίνητα	15	42.947	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	16	538.190	529.511
Υπεραξία και λοιπά άυλα πάγια	17	36.660	33.016
Αναβαλλόμενες φορολογικές απαιτήσεις	18	248.227	177.936
Λοιπά στοιχεία ενεργητικού		205.479	143.414
		44.991.351	41.758.997
Στοιχεία ενεργητικού προς πώληση	19	90.520	90.249
Σύνολο Ενεργητικού		**45.081.871**	**41.849.246**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		7.388.207	8.600.366
Παράγωγα χρηματοοικονομικά μέσα		169.580	140.632
Υποχρεώσεις προς πελάτες	20	20.596.757	19.301.646
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	21	13.536.157	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		81.867	87.699
Αναβαλλόμενες φορολογικές υποχρεώσεις	18	110.034	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		513.096	513.797
Λοιπές υποχρεώσεις		781.750	566.763
Προβλέψεις		17.469	1.628
Σύνολο Υποχρεώσεων		**43.194.917**	**39.897.809**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	22	1.589.972	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		125.685	125.685
Αποθεματικά		212.201	220.423
Αποτελέσματα εις νέον	22	297.504	337.439
Ίδιες μετοχές	22	(338.408)	(188.128)
Σύνολο Καθαρής Θέσεως		**1.886.954**	**1.951.437**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**45.081.871**	**41.849.246**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-33) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση μεταβολών της καθαρής θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2005	1.274.272		264.835	291.548	(18.638)	1.812.017
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2005						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			1.950			1.950
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(249)			(249)
Λοιπά				402		402
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	-		1.701	402	-	2.103
Αποτέλεσμα περιόδου				283.246		283.246
Σύνολο αποτελέσματος	-		1.701	283.648	-	285.349
Αγορά ιδίων μετοχών					(113.587)	(113.587)
Διανεμηθέντα μερίσματα				(174.064)		(174.064)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 5	157.735			(157.735)		-
Εξαγορά του 61,24% της Δέλτα Singular Α.Ε.Π. με έκδοση 7.564.106 μετοχών	23.449	125.685				149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	562			(562)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.722			1.722
Υπόλοιπο 30.9.2005	1.456.018	125.685	268.258	242.835	(132.225)	1.960.571

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.10.2005	**1.456.018**	**125.685**	**268.258**	**242.835**	**(132.225)**	**1.960.571**
Μεταβολές στην καθαρή θέση περιόδου 1.10-31.12.2005						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			(46.886)			(46.886)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(1.472)			(1.472)
Λοιπά				(20)		(20)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	-	-	(48.358)	(20)	-	(48.378)
Αποτέλεσμα περιόδου				94.624		94.624
Σύνολο αποτελέσματος	-	-	(48.358)	94.604	-	46.246
Αγορά ιδίων μετοχών					(55.903)	(55.903)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			523			523
Υπόλοιπο 31.12.2005	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2006						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			(27.155)			(27.155)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(22.666)			(22.666)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	-	-	(49.821)	-	-	(49.821)
Αποτέλεσμα περιόδου				369.151		369.151
Σύνολο αποτελέσματος	-	-	(49.821)	369.151	-	319.330
Αγορά ιδίων μετοχών					(150.280)	(150.280)
Διανεμηθέντα μερίσματα				(237.556)		(237.556)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)		-
Σχηματισμός αποθεματικών			37.780	(37.780)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			3.819			3.819
Λοιπά				204		204
Υπόλοιπο 30.9.2006	**1.589.972**	**125.685**	**212.201**	**297.504**	**(338.408)**	**1.886.954**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-33) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων

Ενδιάμεση κατάσταση ταμειακών ροών

	Σημείωση	(Ποσά σε χιλιάδες ευρώ) Από 1 Ιανουαρίου έως 30.9.2006	30.9.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		473.183	341.602
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	15,16	19.670	20.381
Αποσβέσεις αΰλων παγίων	17	9.947	7.611
Απομειώσεις δανείων και προβλέψεις		167.829	174.349
Λοιπές προσαρμογές		56.352	1.722
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(70.192)	(60.075)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		71.824	59.321
		728.613	544.911
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(444.535)	195.526
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(166.221)	(200.520)
Δανείων και απαιτήσεων κατά πελατών		(3.521.699)	(3.351.006)
Λοιπών στοιχείων Ενεργητικού		(63.053)	(48.702)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(1.214.102)	4.704.345
Υποχρεώσεων από παράγωγα		28.947	(58.095)
Υποχρεώσεων προς πελάτες		4.178.140	1.997.156
Λοιπών Υποχρεώσεων		198.133	196.017
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(275.777)	3.979.632
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(81.437)	(123.440)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(357.214)**	**3.856.192**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες		(10.808)	(258.352)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		7.914	59
Εισπραχθέντα μερίσματα	4	37.685	59.612
Αγορές παγίων	15,16,17	(53.312)	(29.129)
Συγχώνευση του καταστήματος Βελιγραδίου με Alpha Bank AD Beograd		(48.125)	-
Πωλήσεις παγίων		5.654	120
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		(480.148)	(2.993.100)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(541.140)**	**(3.220.790)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Αγορές/Πωλήσεις ιδίων μετοχών		(144.700)	(113.587)
Πληρωθέντα μερίσματα		(234.707)	(170.270)
Έκδοση δανείων		-	805.000
Αποπληρωμή δανείων		(79.430)	(128.347)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(458.837)**	**392.796**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		845	1.049
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(1.356.346)**	**1.029.247**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	12	**5.083.955**	**5.392.022**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	12	**3.727.609**	**6.421.269**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-33) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των οικονομικών καταστάσεων

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.9.2006 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34 περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.9.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2006:

1.1 Τροποποίηση ΔΛΠ 19, «Παροχές σε εργαζομένους» (Κανονισμός 1910/8.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, το πρότυπο 19 παρέχει δυνατότητα νέου χειρισμού όσον αφορά την καταχώρηση των αναλογιστικών κερδών και ζημιών ορισμένων προγραμμάτων συνταξιοδοτικών παροχών.

Επιτρέπει την πλήρη καταχώρηση των αναλογιστικών κερδών και ζημιών απευθείας σε λογαριασμό της καθαρής θέσεως. Διευκρινίζει επίσης τον τρόπο με τον οποίο οι οικονομικές μονάδες πρέπει να λαμβάνουν υπόψη ορισμένα προγράμματα παροχών σε εργαζομένους στις οικονομικές τους καταστάσεις και επιβάλλει τη γνωστοποίηση συμπληρωματικών πληροφοριών.

Η Τράπεζα δεν αναθεώρησε τις υφιστάμενες λογιστικές αρχές αναγνώρισης των υποχρεώσεων σε ότι αφορά τις παροχές σε εργαζομένους.

1.2 Τροποποίηση ΔΛΠ 39, Δικαίωμα αποτίμησης στην εύλογη αξία (fair value option) (Κανονισμός 1864/15.11.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται η, υπό προϋποθέσεις, κατηγοριοποίηση των χρηματοοικονομικών μέσων, κατά την αρχική τους αναγνώριση, ως αποτιμωμένων στην εύλογη αξία με καταχώρηση της μεταβολής της εύλογης αξίας στα αποτελέσματα (fair value option).

Η Τράπεζα δεν χρησιμοποίησε την παραπάνω δυνατότητα στις παρούσες οικονομικές καταστάσεις.

1.3 Τροποποίηση ΔΛΠ 39, περί αρχών αναγνώρισης και αποτίμησης χρηματοοικονομικών μέσων (Κανονισμός 2106/21.12.2005)

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται στις οικονομικές μονάδες, να ορίζουν, υπό ορισμένες συνθήκες, μια αναμενόμενη ενδοεταιρική συναλλαγή εκφραζόμενη σε ξένο νόμισμα, ως το αντισταθμιζόμενο στοιχείο στις ενοποιημένες οικονομικές καταστάσεις.

Δεν υπάρχουν κατά την 30.9.2006, αναμενόμενες συναλλαγές μεταξύ των εταιριών του Ομίλου, οι οποίες θα μπορούσαν να θεωρηθούν ως αντισταθμιζόμενα στοιχεία.

1.4 Τροποποιήσεις στα ΔΛΠ 39 και ΔΠΧΠ 4, περί ασφαλιστηρίων συμβολαίων (Κανονισμός 108/27.1.2006)

Οι τροποποιήσεις αυτές σκοπό έχουν να εξασφαλίσουν ότι οι εκδότες συμβολαίων χρηματοοικονομικής εγγύησης περιλαμβάνουν τις προκύπτουσες υποχρεώσεις στον ισολογισμό τους. Συγκεκριμένα, ο εκδότης ενός τέτοιου συμβολαίου πρέπει αρχικά να το αναγνωρίσει στην εύλογη αξία (εκτός αν θεωρηθεί ασφαλιστήριο συμβόλαιο) και στη συνέχεια να το αποτιμήσει στο υψηλότερο ποσό μεταξύ:

(i) του ποσού που προκύπτει με βάση τις αρχές που ορίζονται από το ΔΛΠ 37 περί Προβλέψεων και

(ii) του ποσού που αρχικά αναγνωρίστηκε, μειωμένο κατά το ποσό που ήδη έχει καταχωρηθεί ως έσοδο σύμφωνα με το ΔΛΠ 18 περί αναγνώρισης των εσόδων.

Οι ανωτέρω τροποποιήσεις δεν είχαν σημαντική επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

1.5 Τροποποίηση στο ΔΛΠ 21, περί των επιδράσεων των μεταβολών στις τιμές συναλλάγματος (Κανονισμός 708/8.5.2006)

Με την εν λόγω τροποποίηση επιτρέπεται η απευθείας καταχώρηση στην ενοποιημένη καθαρή θέση, των συναλλαγματικών διαφορών που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες του εξωτερικού, ακόμα και όταν αυτά τα στοιχεία είναι εκφρασμένα σε νόμισμα διαφορετικό από το λειτουργικό νόμισμα των αντισυμβαλλόμενων εταιριών του Ομίλου.

Την 30.9.2006, δεν υπήρχαν στον Όμιλο νομισματικά στοιχεία τα οποία να θεωρούνται μέρος της καθαρής επένδυσης σε αλλοδαπές οικονομικές μονάδες.

Διερμηνεία 4 «Προσδιορισμός των συμφωνιών που περιέχουν μίσθωση».

Διερμηνεία 5 «Δικαιώματα από συμμετοχές σε ταμεία απενεργοποίησης αποκατάστασης και περιβαλλοντικής προστασίας» (Κανονισμός 1910/8.11.2005).

Διερμηνεία 6 «Υποχρεώσεις που απορρέουν από τη συμμετοχή σε συγκεκριμένη αγορά - Απόβλητα ειδών ηλεκτρικού και ηλεκτρονικού εξοπλισμού» (Κανονισμός 108/27.1.2006)

Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)

Από την υιοθέτηση των Διερμηνειών 4, 5, 6, 8 και 9 δεν προέκυψε ουσιώδης επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Εκτός των τροποποιήσεων των Προτύπων και των νέων Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 27.1.2006, υιοθέτησε μέσω του Κανονισμού 108/2006, το Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 « Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», καθώς και τις αλλαγές που αυτό επέφερε στα υπόλοιπα Πρότυπα.

Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, έχουν υποχρεωτική εφαρμογή για τις χρήσεις που αρχίζουν μετά την 1.1.2007 και αναμένεται να επιφέρουν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα.

Επίσης την 8.5.2006, μέσω του Κανονισμού 708/2006, υιοθετήθηκε η Διερμηνεία 7, «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» η οποία δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις οικονομικές καταστάσεις της Τραπέζης.

Τέλος, το Συμβούλιο Διεθνών Λογιστικών Προτύπων, έχει εκδώσει τη Διερμηνεία 10 η οποία πρέπει να εφαρμοσθεί υποχρεωτικά για χρήσεις που ξεκινούν μετά την 1.11.2006 και δεν έχει ακόμα υιοθετηθεί από την Ευρωπαϊκή Ένωση, ούτε η εφαρμογή της αναμένεται να έχει σημαντικές επιπτώσεις στις οικονομικές καταστάσεις της Τραπέζης.

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία ενεργητικού και υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2006, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2006, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	84.222	114.316	24.760	36.738
Από χρεόγραφα	195.429	64.986	69.570	26.074
Από δάνεια και απαιτήσεις κατά πελατών	1.264.805	965.543	455.925	343.039
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(154.760)	(64.614)	(57.813)	(26.148)
Από υποχρεώσεις προς πελάτες	(178.998)	(129.942)	(66.908)	(45.797)
Από δανειακές υποχρεώσεις	(302.481)	(189.709)	(115.186)	(69.828)
Λοιποί	(55.743)	(42.347)	(20.200)	(13.551)
Σύνολο	852.474	718.233	290.148	250.527

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Χορηγήσεων	39.382	29.390	14.836	10.914
Εγγυητικών επιστολών	25.039	23.620	8.403	8.093
Εισαγωγών-εξαγωγών	13.666	13.911	4.011	4.765
Πιστωτικών καρτών	32.199	29.241	13.306	11.118
Συναλλαγών	44.478	45.912	14.572	16.008
Αμοιβαίων κεφαλαίων	31.782	20.652	9.288	7.878
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	5.481	5.705	1.137	1.353
Λοιπές	19.301	11.287	10.225	4.422
Σύνολο	211.328	179.718	75.778	64.551

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Συμμετοχών σε θυγατρικές και συγγενείς εταιρίες	35.870	57.819	-	1
Αξιογράφων διαθέσιμων προς πώληση	1.815	1.793	-	2
Σύνολο	37.685	59.612	-	3

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Από συναλλαγματικές διαφορές	13.472	1.759	3.571	3.828
Από ομόλογα	(5.981)	(13.449)	(2.543)	(1.945)
Από μετοχές	20.839	4.367	7.745	916
Από λοιπά χρηματοοικονομικά μέσα	(2.114)	5.153	(8.200)	3.282
Σύνολο	26.216	(2.170)	573	6.081

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Από ενοίκια κτηρίων	2.213	2.090	747	711
Από πωλήσεις παγίων	2.132	2.534	889	1.756
Από ασφαλιστικές αποζημιώσεις	337	509	236	67
Από παροχή υπηρεσιών αποσπασμένων υπαλλήλων σε εταιρίες του ομίλου	1.652	1.590	444	452
Υπεραξία από την απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	7.695		-
Λοιπά	4.084	4.903	1.519	425
Σύνολο	10.418	19.321	3.835	3.411

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Μισθοί και ημερομίσθια	170.490	160.387	56.658	53.362
Εισφορές κοινωνικής ασφάλισης	51.305	50.973	16.459	17.555
Έξοδα προγραμμάτων καθορισμένων παροχών	34.500	33.123	11.500	11.041
Λοιπές επιβαρύνσεις	15.119	14.881	4.777	3.908
Σύνολο	271.414	259.364	89.394	85.866

Στις αμοιβές και έξοδα προσωπικού της 30.9.2006 συμπεριλαμβάνεται ποσό € 3.819 (30.9.2005: € 1.722) που αφορά αναλογία περιόδου αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό.

Ο αριθμός του απασχολουμένου προσωπικού στην Τράπεζα κατά την 30.9.06 ήταν 7.271 (30.9.2005: 7.143) άτομα. Εξ αυτών 6.910 (30.9.2005: 6.952) άτομα εργάζονταν στο εσωτερικό και 361 (30.9.2005: 191) άτομα εργάζονταν στο εξωτερικό.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Λειτουργικές μισθώσεις κτηρίων	17.340	15.790	6.108	5.390
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	12.156	11.074	4.161	3.138
Δαπάνες μηχανογραφήσεως	25.959	21.892	8.848	7.712
Έξοδα προβολής και διαφημίσεως	18.947	18.181	4.413	7.967
Τηλεφωνικά – ταχυδρομικά	15.039	13.022	5.237	4.131
Αμοιβές τρίτων	13.024	11.477	4.588	4.174
Παροχή οικονομικών πληροφοριών από τρίτους	6.107	5.104	2.415	1.723
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	7.804	7.262	2.761	2.324
Ασφάλιστρα	5.725	6.756	1.753	2.264
Υλικά γραφείου	3.227	3.111	685	1.157
Δαπάνες ηλεκτρικής ενέργειας	3.718	3.363	1.463	1.320
Φόροι (ΦΠΑ, ακίνητης περιουσίας κ.λπ.)	22.388	19.145	7.339	6.060
Συντηρήσεις ακινήτων και εξοπλισμού	2.825	2.636	955	864
Καθαριότητα	1.642	1.657	558	552
Χρηματαποστολές και φύλακτρα Καταστημάτων	3.364	3.033	1.456	1.152
Διακινήσεις υλικών με μεταφορικά μέσα τρίτων	2.490	2.558	817	859
Αμοιβές τρίτων για εξεύρεση πελατείας	5.199	3.366	510	1.307
Λοιπά γενικά έξοδα	30.400	24.418	11.647	9.148
Σύνολο	197.354	173.845	65.714	61.242

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	151.575	174.251	49.843	56.659
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946	-	-	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(1.131)	(2.550)	(107)	(693)
Σύνολο	165.390	171.701	49.736	55.966

10. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 32% για τη χρήση 2005, με 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύονται, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.1997 έως 20.3.2002. Σε περίπτωση συγχώνευσης επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 22% για τα κέρδη της χρήσεως 2005 και για τα κέρδη της χρήσεως 2006 θα φορολογηθεί με συντελεστή 24% λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Τρέχων Φόρος	83.806	48.730	26.722	19.889
Αναβαλλόμενος	20.226	9.626	9.333	4.318
Σύνολο	104.032	58.356	36.055	24.207

Η διαφορά του φόρου μεταξύ των δύο εννεαμήνων οφείλεται κυρίως στα αυξημένα αποτελέσματα του εννεαμήνου 1.1 – 30.9.2006, στη μείωση των εσόδων που έχουν ήδη φορολογηθεί (μερίσματα) καθώς και στην αλλαγή του φορολογικού συντελεστή, όπως αναφέρεται ανωτέρω.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
- Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	6.883	8.423	2.332	2.973
- Δάνεια και απαιτήσεις	5.607	2.187	15.599	3.560
- Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	369	598	131	194
- Αποτίμηση παραγώγων	8.232	(8.572)	(1.448)	(7.494)
- Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	811	1.305	391	454
- Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(1.568)	5.726	(8.444)	4.696
- Λοιπές προσωρινές διαφορές	(108)	(41)	772	(65)
Σύνολο	20.226	9.626	9.333	4.318

11. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα, κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Κέρδη αναλογούντα στους Μετόχους (σε € χιλ.)	369.151	283.246	119.103	88.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.326.333	402.189.497	389.554.901	402.415.877
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	0,94	0,70	0,31	0,22

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Κέρδη αναλογούντα στους Μετόχους (σε € χιλ.)	369.151	283.246	119.103	88.066
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.326.333	402.189.497	389.554.901	402.415.877
Προσαρμογή για δικαιώματα προαιρέσεως	983.702	550.066	1.010.221	577.997
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	394.310.035	402.739.563	390.565.122	402.993.874
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	0,94	0,70	0,30	0,22

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-30.9.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	30.9.2006	31.12.2005
Ταμείο	196.957	271.373
Επιταγές εισπρακτέες	39.159	40.734
Διαθέσιμα σε Κεντρικές Τράπεζες	738.813	1.309.065
Σύνολο	974.929	1.621.172
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	458.592	821.890

Ταμείο και ταμειακά ισοδύναμα όπως εμφανίζονται στην κατάσταση ταμειακών ροών

	30.9.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	516.337	799.282
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	389.249	2.148.476
Βραχυπρόθεσμες απαιτήσεις από άλλες τράπεζες	2.822.023	2.136.197
Σύνολο	3.727.609	5.083.955

Το ταμείο και ταμειακά ισοδύναμα, που εμφανίζονται στην κατάσταση ταμειακών ροών, της περιόδου 1.1-30.9.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα με τα αντίστοιχα της περιόδου 1.1-30.9.2006.
Η αναμόρφωση αφορά τον μη υπολογισμό, στα ταμειακά ισοδύναμα, των δεσμευμένων καταθέσεων σε Κεντρικές Τράπεζες.

Λόγω της συγχωνεύσεως του Καταστήματος Βελιγραδίου με την θυγατρική εταιρία Alpha Bank A.D. Beograd (σημείωση 27 παράγραφος ε) τον Μάιο 2006, προέκυψε μείωση του ταμείου και ταμειακών ισοδυνάμων ποσού € 48.125.

13. Δάνεια και απαιτήσεις κατά πελατών

	30.9.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	7.723.829	6.616.104
Καταναλωτικά	2.103.683	1.736.453
Πιστωτικές κάρτες	913.367	863.798
Λοιπά	153.084	161.195
	10.893.963	9.377.550
Εταιρίες:		
Επιχειρηματικά δάνεια	17.286.268	15.440.322
	17.286.268	15.440.322
Λοιπές απαιτήσεις	209.539	206.244
	28.389.770	25.024.116
Συσσωρευμένες απομειώσεις	(929.537)	(822.977)
Σύνολο	**27.460.233**	**24.201.139**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί, κατά το εννεάμηνο 2006, πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 944.483.

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	621.120
Συναλλαγματικές διαφορές	(184)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	174.251
Προβλέψεις από συγχώνευση της πρώην Δέλτα Singular A.E.Π.	7.566
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(13.129)
Υπόλοιπο 30.9.2005	789.624
Συναλλαγματικές διαφορές	(2)
Ζημίες απομειώσεως περιόδου	60.331
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(26.976)
Υπόλοιπο 31.12.2005	822.977
Συναλλαγματικές διαφορές	(91)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	151.575
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank A.D. Beograd (σημείωση 27 παράγραφος ε)	(3.180)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	52.533
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(94.277)
Υπόλοιπο 30.9.2006	929.537

14. Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες

	1.1-30.9.2006	1.10-31.12.2005	1.1-30.9.2005
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	1.471.394	1.479.482	1.221.616
Προσθήκες	32.499 (1)	711	257.911
Μειώσεις	(3.371)(2)	(6.704)	(45)
Αποτίμηση αντιστάθμισης συμμετοχών στην εύλογη αξία	1.444 (4)		
Μεταφορά σε στοιχεία ενεργητικού προς πώληση	-	(1.755)	-
Απομειώσεις αξίας	-	(340)	
Υπόλοιπο τέλους περιόδου	1.501.966	1.471.394	1.479.482
Συγγενείς			
Υπόλοιπο αρχής περιόδου	10.463	10.463	110.082
Προσθήκες	1.236	-	977
Μειώσεις	(1.178)(3)	-	(100.336)
Απομειώσεις αξίας	-	-	(260)
Υπόλοιπο τέλους περιόδου	10.521	10.463	10.463
Joint Ventures			
Υπόλοιπο αρχής περιόδου	122	122	50
Προσθήκες			72
Υπόλοιπο τέλους περιόδου	122	122	122
Γενικό σύνολο	1.512.609	1.481.979	1.490.067

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και οι αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι επιστροφές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 3.230 αγορά μετοχών της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.
- € 4.820 αγορά μετοχών της Alpha Αστικά ακίνητα Α.Ε.
- € 24.351 αύξηση της συμμετοχής στην Jubanka A.D. λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου της Τραπέζης. Από 1.6.2006 η εταιρία Jubanka A.D μετονομάσθη σε Alpha Bank A.D.Beograd και από 9.10.2006 Alpha Bank Srbija A.D.

(2) Το ποσό των € 3.371 αφορά την πώληση της Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. (σημείωση 27 παράγραφος α).

(3) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 436 πώληση μετοχών της Τουριστικής Εταιρίας Λέσβου Α.Ε. (σημείωση 27 παράγραφος γ)
- € 742 επιστροφή κεφαλαίου από την A.L.C. Novelle Investments Ltd.

(4) Η Τράπεζα, από το δεύτερο τρίμηνο του τρέχοντος έτους, κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS), αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London.

Βασικά μεγέθη εταιριών συμμετοχής

α. Θυγατρικές

Υπόλοιπα 30.9.2006

Επωνυμία Επιχείρησης	Έδρα	Ενεργητικό	Ίδια Κεφάλαια	Υποχρεώσεις	Κύκλος Εργασιών 1.1-30.9.2006	Κέρδη προ Φόρων /Ζημία 1.1-30.9.2006	% Συμμετοχή της Τραπέζης 30.9.2006
ΤΡΑΠΕΖΕΣ							
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	668.693	93.601	575.092	22.769	2.846	100,00
2. Alpha Bank Ltd	Κύπρος	3.035.883	236.328	2.799.555	132.338	30.158	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	1.895.043	205.688	1.689.355	93.228	25.289	99,44
4. Alpha Bank AD Skopje	FYROM	82.039	24.588	57.451	4.730	2.038	100,00
5. Alpha Bank a.d. Beograd	Σερβία	461.838	125.095	336.743	25.729	(1.847)	99,99
ΧΡΗΜΑΤΟΔΟΤΙΚΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Leasing A.E.	Ελλάδα	921.270	276.435	644.835	38.669	11.032	99,24
2. Alpha Leasing Romania S.A.	Ρουμανία	74.644	10.657	63.987	5.671	1.765	62,94
3. ABC Factors AE	Ελλάδα	321.396	58.642	262.754	18.474	6.078	100,00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	162.992	47.648	115.344	30.487	9.323	99,62
2. Alpha Finance US Corporation	Η.Π.Α.	878	860	18	728	(286)	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	3.818	2.219	1.599	1.058	107	45,68
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	25.772	25.505	267	389	(229)	99,42
ASSET MANAGEMENT							
1. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	53.424	39.544	13.880	50.664	11.887	85,21
ΑΣΦΑΛΙΣΤΙΚΕΣ							
1. Alpha Ασφαλιστική Α.Ε	Ελλάδα	411.325	76.728	334.597	130.947	11.047	99,56
2. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	5.458	4.126	1.332	4.654	4.627	100,00
ΔΙΑΦΟΡΕΣ ΕΤΑΙΡΙΕΣ							
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	110.670	107.192	3.478	12.282	6.262	66,09
2. Alpha Group Jersey Ltd	Jersey	923.881	293	923.588	39.546	117	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	252.959	103.287	149.672	36.109	1.808	92,69
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	344.478	344.374	104	2.045	1.925	100,00
5. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	22.201	17.951	4.250	1.113	680	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	13.589.323	23.852	13.565.471	302.225	11.427	100,00
7. Messana Holdings S.A	Λουξεμβούργο	138	79	59	4	(8)	99,00
8. Καφέ Μαζί Α.Ε.	Ελλάδα	151	99	52	149	10	100,00
9. Ευρυμάθεια Α.Ε.	Ελλάδα	1.282	86	1.196	1.156	(4)	100,00

β. Συγγενείς

Επωνυμία Επιχείρησης	Έδρα	Ίδια Κεφάλαια	Κέρδη προ Φόρων /Ζημία 1.1-30.9.2006	% Συμμετοχή της Τραπέζης 30.9.2006
1. A.L.C. Novelle Investments Ltd	Κύπρος	13.317	197	33,33
2. Icap A.E.	Ελλάδα	19.555	1.830	26,96
3. ΕΒΙΣΑΚ Α.Ε.	Ελλάδα	2.937	32	27,00
4. Γαιογνώμων Α.Ε.(Υπό εκκαθάριση)	Ελλάδα	1.212	(2)	20,00
5. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	147	-	50,00

γ. Joint Ventures

1. Cardlink A.E.	Ελλάδα	289	227	50,00
2. APE Fixed Assets A.E.	Ελλάδα	24	(10)	60,10
3. APE Commercial Property A.E.	Ελλάδα	24	(11)	60,10

Όπου δεν αναφέρονται ποσά, τα αντίστοιχα μεγέθη κρίνονται επουσιώδη.

15. Επενδύσεις σε ακίνητα

	Οικόπεδα–Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	49.520
Συσσωρευμένες αποσβέσεις	(5.973)
Αναπόσβεστη αξία την 1.1.2005	43.547
1.1.2005-30.9.2005	
Αναπόσβεστη αξία 1.1.2005	43.547
Προσθήκες	101
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	36.546
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(2.940)
Μεταφορά σε «Πάγια προς πώληση»	(33.463)
α) Αξία κτήσεως	(36.591)
β) Αποσβεσμένα	3.128
Αποσβέσεις περιόδου	(488)
Αναπόσβεστη αξία την 30.9.2005	43.303
Υπόλοιπα την 30.9.2005	
Αξία κτήσεως	49.576
Συσσωρευμένες αποσβέσεις	(6.273)
1.10.2005-31.12.2005	
Αναπόσβεστη αξία 1.10.2005	43.303
Προσθήκες	42
Αποσβέσεις περιόδου	(100)
Αναπόσβεστη αξία την 31.12.2005	43.245
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
1.1.2006-30.9.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Προσθήκες	3
Αποσβέσεις περιόδου	(301)
Αναπόσβεστη αξία την 30.9.2006	42.947
Υπόλοιπα την 30.9.2006	
Αξία κτήσεως	49.621
Συσσωρευμένες αποσβέσεις	(6.674)

16. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα -Κτίρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	638.891	8.406	221.442	868.739
Συσσωρευμένες αποσβέσεις	(143.739)	(8.292)	(188.860)	(340.891)
Αναπόσβεστη αξία 1.1.2005	495.152	114	32.582	527.848
1.1.2005 -30.9.2005				
Αναπόσβεστη αξία 1.1.2005	495.152	114	32.582	527.848
Προσθήκες	5.629		15.634	21.263
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	800	2.093	2.893
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	(270)	(1.902)	(2.172)
Συναλλαγματικές διαφορές	(102)	-	(11)	(113)
α) Αξία κτήσεως	(101)	-	(18)	(119)
β) Αποσβεσμένα	(1)	-	7	6
Διαθέσεις	(406)	-	(787)	(1.193)
α) Αξία κτήσεως	(1.186)	-	(3.380)	(4.566)
β) Αποσβεσμένα	780	-	2.593	3.373
Μεταφορά από «Πάγια προς πώληση»	1.703	-	-	1.703
α) Αξία κτήσεως	1.928	-	-	1.928
β) Αποσβεσμένα	(225)	-	-	(225)
Μεταφορά σε άλλη κατηγορία	(5)	-	5	-
α) Αξία κτήσεως	(319)	-	319	-
β) Αποσβεσμένα	314	-	(314)	-
Αποσβέσεις περιόδου	(8.901)	(262)	(10.730)	(19.893)
Αναπόσβεστη αξία 30.9.2005	493.070	382	36.884	530.336
Υπόλοιπα την 30.9.2005				
Αξία κτήσεως	644.842	9.206	236.090	890.138
Συσσωρευμένες αποσβέσεις	(151.772)	(8.824)	(199.206)	(359.802)
1.10.2005-31.12.2005				
Αναπόσβεστη αξία 1.10.2005	493.070	382	36.884	530.336
Προσθήκες	3.062	-	3.108	6.170
Συναλλαγματικές διαφορές	(18)	-	-	(18)
α) Αξία κτήσεως	(14)	-	4	(10)
β) Αποσβεσμένα	(4)	-	(4)	(8)
Διαθέσεις	(97)	-	(84)	(181)
α) Αξία κτήσεως	(151)	-	(506)	(657)
β) Αποσβεσμένα	54	-	422	476
Μεταφορά σε άλλη κατηγορία	-	-	-	-
α) Αξία κτήσεως	-	(7.996)	7.996	-
β) Αποσβεσμένα	-	7.996	(7.996)	-
Αποσβέσεις περιόδου	(3.192)	(62)	(3.542)	(6.796)
Αναπόσβεστη αξία 31.12.2005	492.825	320	36.366	529.511
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154.914)	(890)	(210.326)	(366.130)

1.1.2006-30.9.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	14.260	-	20.497	34.757
Συναλλαγματικές διαφορές	(8)	-	(2)	(10)
α) Αξία κτήσεως	(11)	-	(6)	(17)
β) Αποσβεσμένα	3	-	4	7
Διαθέσεις [1]	(6.208)	-	(559)	(6.767)
α) Αξία κτήσεως	(6.642)	-	(2.085)	(8.727)
β) Αποσβεσμένα	434	-	1.526	1.960
Μεταφορά σε άλλη κατηγορία	-	-	-	-
α) Αξία κτήσεως	-	(68)	68	-
β) Αποσβεσμένα	-	68	(68)	-
Αποσβέσεις περιόδου [2]	(9.301)	(90)	(9.910)	(19.301)
Αναπόσβεστη αξία 30.9.2006	491.568	230	46.392	538.190
Υπόλοιπα την 30.9.2006				
Αξία κτήσεως	655.346	1.142	265.166	921.654
Συσσωρευμένες αποσβέσεις	(163.778)	(912)	(218.774)	(383.464)

[1] Στις διαθέσεις περιλαμβάνεται ποσό € 6.134 που αφορά πάγια του Καταστήματος Βελιγραδίου, το οποίο συγχωνεύθηκε το Μάιο 2006 με την Alpha Bank A.D. Beograd.

[2] Για τον ίδιο λόγο στις αποσβέσεις περιόδου δεν περιλαμβάνονται οι αποσβέσεις 1.1 – 31.5.2006 του Καταστήματος Βελιγραδίου ποσού € 68, δεδομένου ότι ήδη περιλαμβάνονται στα αποσβεσμένα υπόλοιπα των διατεθέντων παγίων

17. Υπεραξία και λοιπά άυλα πάγια

Περιλαμβάνει μόνο λογισμικά προγράμματα (software)

Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	83.954
Συσσωρευμένες αποσβέσεις	(60.845)
Αναπόσβεστη αξία την 1.1.2005	23.109
1.1.2005-30.9.2005	
Αναπόσβεστη αξία 1.1.2005	23.109
Προσθήκες	7.765
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	620
Συσσωρευμένες αποσβέσεις από απορρόφηση της Δέλτα Singular Α.Ε.Π.	(381)
Αποσβέσεις περιόδου	(7.611)
Αναπόσβεστη αξία 30.9.2005	23.502
Υπόλοιπα την 30.9.2005	
Αξία κτήσεως	92.339
Συσσωρευμένες αποσβέσεις	(68.837)
1.10.2005-31.12.2005	
Αναπόσβεστη αξία 1.10.2005	23.502
Προσθήκες	11.803
Αποσβέσεις περιόδου	(2.289)
Αναπόσβεστη αξία 31.12.2005	33.016
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	104.142
Συσσωρευμένες αποσβέσεις	(71.126)

1.1.2006-30.9.2006

Αναπόσβεστη αξία 1.1.2006	33.016
Προσθήκες	13.642
Συναλλαγματικές διαφορές	(2)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	-
Διαθέσεις	(49)
α) Αξία κτήσεως	(63)
β) Αποσβεσμένα	14
Αποσβέσεις περιόδου	(9.947)
Αναπόσβεστη αξία 30.9.2006	36.660

Υπόλοιπα την 30.9.2006

Αξία κτήσεως	117.719
Συσσωρευμένες αποσβέσεις	(81.059)

18. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	30.9.2006	31.12.2005
Αναβαλλόμενες φορολογικές απαιτήσεις	248.227	177.936
Αναβαλλόμενες φορολογικές υποχρεώσεις	(110.034)	(19.517)
Σύνολο	138.193	158.419

1.1.2005 -30.9.2005

		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην καθαρή θέση		
	Υπόλοιπο 1.1.2005	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.9.2005
Αποσβέσεις παγίων	36.297	-	(8.423)	387	-	28.261
Δάνεια και απαιτήσεις	238	1.305	(3.492)	1.640		(309)
Αποτίμηση Παραγώγων	429	8.772	(200)			9.001
Λοιπές προβλέψεις	88	54	(13)	-	(20)	109
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	6.180	138	(1.443)	-	-	4.875
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	127.585	-	(598)	-	-	126.987
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(233)	-	(5.726)	-	-	(5.959)
Σύνολο	170.584	10.269	(19.895)	2.027	(20)	162.965

	1.10.2005 -31.12.2005					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην καθαρή θέση		
	Υπόλοιπο 1.10.2005	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	28.261	-	(3.303)	-	-	24.958
Δάνεια και απαιτήσεις	(309)	4.082	(1.666)			2.107
Αποτίμηση παραγώγων	9.001		(3.623)	-	-	5.378
Λοιπές προβλέψεις	109		(22)	-	-	87
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	4.875	28	(553)	-	-	4.350
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.987	118	(619)	-	-	126.486
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(5.959)	-	1.012	-	-	(4.947)
Σύνολο	162.965	4.228	(8.774)	-	-	158.419

	1.1.2006 -30.9.2006					
		Αναγνώριση				
		Στην κατάσταση αποτελεσμάτων		Στην καθαρή θέση		
	Υπόλοιπο 1.1.2006	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.9.2006
Αποσβέσεις παγίων	24.958	102	(6.984)	-	-	18.076
Δάνεια και απιτήσεις	2.107	36.321	(41.929)			(3.501)
Αποτίμηση παραγώγων	5.378	6.466	(14.698)	-	-	(2.854)
Λοιπές προβλέψεις	87	1.519	(1.411)	-	-	195
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	4.350	4.825	(5.636)	-	-	3.539
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	126.486	696	(1.065)	-	-	126.117
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.947)	20.361	(18.793)	-	-	(3.379)
Σύνολο	158.419	70.290	(90.516)	-	-	138.193

19. Στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2005-30.9.2005			
Υπόλοιπο την 1.1.2005	32.002	617	32.619
Προσθήκες	2.996		2.996
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175		21.175
Διαθέσεις	(2.849)		(2.849)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα Πάγια»	(1.703)		(1.703)
Μεταφορά από «Επενδύσεις σε ακίνητα»	33.463		33.463
Υπόλοιπο την 30.9.2005	**85.084**	**617**	**85.701**
1.10.2005-31.12.2005			
Υπόλοιπο την 1.10.2005	85.084	617	85.701
Προσθήκες	6.010	20	6.030
Διαθέσεις	(3.185)	(52)	(3.237)
Υπόλοιπο την 31.12.2005	**87.909**	**585**	**88.494**
1.1.2006-30.9.2006			
Υπόλοιπο 1.1.2006	87.909	585	88.494
Προσθήκες	4.581	329	4.910
Διαθέσεις	(2.559)	(325)	(2.884)
Υπόλοιπο την 30.9.2006	**89.931**	**589**	**90.520**

β. Συμμετοχές

Υπόλοιπο την 31.12.2005	1.755
1.1.2006-30.9.2006	
Υπόλοιπο την 1.1.2006	1.755
Μειώσεις	(1.755)
Υπόλοιπο 30.9.2006	-

Το ποσό των μειώσεων € 1.755 αφορά την πώληση της Alpha Insurance Romania S.A. (σημείωση 27, παράγραφος β)

Υποχρεώσεις

20. Υποχρεώσεις προς πελάτες

	30.9.2006	31.12.2005
Όψεως	5.269.952	5.481.435
Ταμιευτηρίου	9.609.591	9.652.069
Προθεσμίας:		
- Synthetic Swaps	288.059	357.627
- Λοιπές	4.761.735	2.887.928
Από πράξεις προσωρινής εκχωρήσεως (Repos)	485.550	738.018
	20.414.887	19.117.077
Επιταγές πληρωτέες	181.870	184.569
Σύνολο	20.596.757	19.301.646

21. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Η Τράπεζα για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων της, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,

β) μακροπρόθεσμο δανεισμό και

γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)

Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.

Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

iii) Υβριδικούς τίτλους με ή χωρίς ρήτρα επαύξησης επιτοκίου (step-up)
Λέγονται υβριδικοί τίτλοι γιατί συνδυάζουν χαρακτηριστικά χρέους και καθαρής θέσεως. Είναι αόριστης διάρκειας και προσφέρονται για μακροπρόθεσμο δανεισμό.
Μπορούν να ανακληθούν μετά την παρέλευση 10 ετών.

	30.9.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	10.207	2.519.937
€ λήξεως 2007 με δικαίωμα ανακλήσεως το 2006	-	7.126
€ λήξεως 2007	1.003.050	901.444
US $ 5 εκατ. λήξεως 2007	3.804	-
HKD 100 εκατ. λήξεως 2007	10.241	11.027
€ λήξεως 2008	508.494	507.260
US $ 10 εκατ. λήξεως 2008 με δικαίωμα ανακλήσεως το 2006	7.596	8.052
€ λήξεως 2009	1.683.417	710.405
€ λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	39.243	-
CZK 1.500 εκατ. λήξεως 2009	52.963	51.511
US $ 11 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2006	8.434	8.960
US $ 5 εκατ. λήξεως 2009 με δικαίωμα ανακλήσεως το 2006	3.758	4.027
HKD 50 εκατ. λήξεως 2009	5.118	5.497
€ λήξεως 2010	1.125.121	924.947
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	36.249	56.600
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	2.502.673	2.502.060
US $ 7 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	4.804	5.366
US $ 50 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	39.647	42.521

	30.9.2006	31.12.2005
€ λήξεως 2011	457.421	15.439
CZK 700 εκατ. λήξεως 2011	24.600	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2006	15.160	22.843
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2007	6.919	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2008	3.203.655	-
€ λήξεως 2012	315.763	316.104
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2006	56.565	9.353
€ λήξεως 2013	319.373	19.341
€ λήξεως 2015	11.985	12.360
US $ 3 εκατ. λήξεως 2016	2.399	
€ λήξεως 2021	82.062	-
Σύνολο	11.540.721	8.662.180

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης έως και +30 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2007	325.840	325.817
€ λήξεως 2013 με δικαίωμα ανακλήσεως το 2008	351.870	351.570
€ λήξεως 2014 με δικαίωμα ανακλήσεως το 2009	201.470	201.115
JPY 30 δισ. με δικαίωμα ανακλήσεως το 2015	204.015	203.706
Σύνολο	1.083.195	1.082.208

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.

Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

Υβριδικοί τίτλοι		
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2012	301.350	301.224
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2015	610.891	620.149
Σύνολο	912.241	921.373
Γενικό Σύνολο	13.536.157	10.665.761

Το επιτόκιο του υβριδικού τίτλου με πρώτη ημερομηνία ανακλήσεως το 2012 καθορίζεται ως τρίμηνο Euribor πλέον 265 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεως και πλέον 397,5 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Το επιτόκιο του υβριδικού τίτλου με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει ετήσιο σταθερό επιτόκιο 6% για τα πρώτα 5 έτη και εν συνεχεία καθορίζεται ετησίως ως το τετραπλάσιο της διαφοράς του δεκαετούς CMS από το διετές CMS με κατώτατο όριο το 3,25% και ανώτερο το 10%.

22. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες Μετοχές

α. Αύξηση Μετοχικού κεφαλαίου

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που συνήλθε την 18.4.2006 ενέκρινε μεταξύ άλλων, την αύξηση του μετοχικού κεφαλαίου κατά το ποσό των € 133.954, με έκδοση και δωρεάν διανομή 116.481.444 μετοχών ονομαστικής αξίας € 3,90 εκάστη με αναλογία 4 νέες για κάθε 10 παλαιές, που προήλθαν από κεφαλαιοποίηση φορολογηθέντων κερδών παρελθουσών χρήσεων ποσού € 133.954 και από μείωση της ονομαστικής αξίας εκάστης μετοχής από € 5,00 σε € 3,90.

Μετά την ως άνω αύξηση, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται σε € 1.589.972 και διαιρείται σε 407.685.052 μετοχές.

Η αύξηση εγκρίθηκε από το Υπουργείο Ανάπτυξης με την υπ' αριθ. Κ2-6543/3.5.2006 απόφασή του.

β. Αποτελέσματα εις νέον

Την 2.5.2006 διανεμήθη μέρισμα συνολικού ποσού € 237.556, ήτοι € 0,84 ανά μετοχή, που αφορούσε τη χρήση 2005.

γ. Αγορά ιδίων μετοχών

Οι ίδιες μετοχές αφορούν μετοχές της Alpha Bank, που κατέχονται από την Τράπεζα και αναλύονται ως εξής:

Alpha Bank	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	8.398.426	188.128	
Δωρεάν Μετοχές (4/10)	3.359.370		
Αγορές 1.1 – 30.9.2006	7.126.153	150.280	
Υπόλοιπο 30.9.2006	**18.883.949**	**338.408**	**4,63%**

Πρόσθετες πληροφορίες

23. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2002. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005, ο οποίος αναμένεται να ολοκληρωθεί εντός του τρέχοντος έτους.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

- *Η Τράπεζα ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανέωσης ή παράτασης βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.
Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	30.9.2006	31.12.2005
- εντός ενός έτους	22.464	20.675
- πέραν του έτους και μέχρι πέντε έτη	65.896	60.747
- πέραν των πέντε ετών	39.344	34.941
Σύνολο	127.704	116.363

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το εννεάμηνο του τρέχοντος έτους ανήλθαν σε € 17.340 (2005 : € 15.790) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- *Η Τράπεζα ως εκμισθώτρια*

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.9.2006	31.12.2005
- εντός ενός έτους	2.972	2.718
- πέραν του έτους και μέχρι πέντε έτη	9.263	9.356
- πέραν των πέντε ετών	4.965	5.202
Σύνολο	17.200	17.276

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το εννεάμηνο του τρέχοντος έτους ανήλθαν σε € 2.213 (2005 : € 2.090) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός ισολογισμού υποχρεώσεις

	30.9.2006	31.12.2005
Εγγυητικές επιστολές	4.227.775	3.627.622
Ενέγγυες πιστώσεις	154.547	212.879
Μη αντληθέντα πιστωτικά όρια	12.776.196	11.794.929
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	13.507.815	10.640.897
Σύνολο	30.666.333	26.276.327

ε) Δεσμεύσεις στοιχείων ενεργητικού

	30.9.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos		420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	585.000	585.000

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

24. Πληροφόρηση κατά επιχειρηματικό τομέα

Ποσά σε εκατ. Ευρώ

30.9.2006	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	852,5	629,5	171,2	2,9	37,3	11,6	-
Προμήθειες	211,3	103,5	58,6	35,1	12,0	2,1	-
Λοιπά έσοδα	74,3	7,8	2,1	0,8	2,1	0,5	61,0
Σύνολο εσόδων	**1.138,1**	**740,8**	**231,9**	**38,8**	**51,4**	**14,2**	**61,0**
Έξοδα	(499,5)	(362,0)	(64,5)	(19,7)	(13,4)	(8,0)	(31,9)
Απομειώσεις	(165,4)	(126,8)	(38,6)	-	-	-	-
Κέρδη προ φόρων	**473,2**	**252,0**	**128,8**	**19,1**	**38,0**	**6,2**	**29,1**

30.9.2005	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	718,2	519,3	162,2	1,6	24,9	10,2	-
Προμήθειες	179,7	86,0	62,0	22,2	7,5	1,9	0,1
Λοιπά έσοδα	76,8	7,6	2,2	2,2	(6,4)	1,4	69,8
Σύνολο εσόδων	**974,7**	**612,9**	**226,4**	**26,0**	**26,0**	**13,5**	**69,9**
Έξοδα	(461,4)	(332,4)	(62,6)	(20,9)	(10,8)	(9,2)	(25,5)
Απομειώσεις	(171,7)	(102,9)	(68,8)	-	-	-	-
Κέρδη προ φόρων	**341,6**	**177,6**	**95,0**	**5,1**	**15,2**	**4,3**	**44,4**

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. N.A. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

25. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.9.2006	**31.12.2005**
Σταθμισμένο ενεργητικό από πιστωτικό κίνδυνο	29.216	25.659
Σταθμισμένο ενεργητικό από κίνδυνο αγοράς	591	569
Συνολικό σταθμισμένο ενεργητικό	29.807	26.228
Κύρια βασικά κεφάλαια (Upper tier I)	1.867	1.881
Βασικά κεφάλαια (Tier I)	1.830	1.848
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	3.454	3.485
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	6,3%	7,2%
Δείκτης βασικών κεφαλαίων (Tier I)	6,1%	7,0%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**11,6%**	**13,3%**

26. Συναλλαγές συνδεδεμένων μερών

Ένα μέρος των τραπεζικών συναλλαγών, διενεργείται με συνδεδεμένα με την Τράπεζα μέρη, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα με μέλη του Διοικητικού της Συμβουλίου, των Εντεταλμένων Γενικών Διευθυντών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.9.2006	31.12.2005
Δάνεια και απαιτήσεις	2.027	3.118
Καταθέσεις	30.272	10.960
Εγγυητικές επιστολές	164	145
Τόκοι και εξομοιούμενα έσοδα	34	
Τόκοι και εξομοιούμενα έξοδα	554	

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες

	30.9.2006	31.12.2005
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.645.395	1.026.244
Αξιόγραφα χαρτοφυλακίου συναλλαγών	40.750	40.695
Παράγωγα χρηματοοικονομικά μέσα	219	477
Δάνεια και απαιτήσεις κατά πελατών	1.069.401	942.800
Αξιόγραφα διαθέσιμα προς πώληση	373.591	441.499
Σύνολο	**3.129.356**	**2.451.715**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.033.527	735.660
Υποχρεώσεις προς πελάτες	458.643	432.265
Παράγωγα χρηματοοικονομικά μέσα	281	283
Υποχρεώσεις από χρεωστικούς τίτλους	13.536.157	10.665.761
Λοιπές υποχρεώσεις	6.854	2.734
Σύνολο	**15.035.462**	**11.836.703**

	30.9.2006	30.9.2005
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	72.593	38.055
Έσοδα από μερίσματα	35.715	57.624
Έσοδα από αμοιβές και προμήθειες	35.524	22.506
Λοιπά έσοδα	1.850	1.697
Σύνολο	**145.682**	**119.882**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	334.117	206.009
Προμήθειες έξοδα	1.159	2.759
Γενικά διοικητικά έξοδα	12.172	19.012
Σύνολο	**347.448**	**227.780**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	72.843	-

II. Συγγενείς εταιρίες

Ενεργητικό	30.9.2006	31.12.2005
Δάνεια και απαιτήσεις κατά πελατών	960	1.390

Παθητικό	30.9.2006	31.12.2005
Υποχρεώσεις προς πελάτες	1.014	639

Έσοδα	30.9.2006	30.9.2005
Τόκοι και εξομοιούμενα έσοδα	72	84
Έσοδα από μερίσματα	155	195
Έσοδα από αμοιβές και προμήθειες	24	17
Λοιπά έσοδα	334	0
Σύνολο	585	296

Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	5	5
Γενικά διοικητικά έξοδα	509	688
Σύνολο	514	693

Εγγυητικές επιστολές	2.641	1.353

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το εννεάμηνο του 2006 ανέρχονται σε € 3.719 (30.9.2005 : € 2.399).
Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στη Διοίκηση της Τραπέζης από 22.2.2005 και την τοποθέτηση από 16 Μαΐου 2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

27. Συγχωνεύσεις και πωλήσεις θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της ολικά ενοποιούμενης θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της Εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω ενδοομιλική μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματα της Τραπέζης.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 1,7 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Δεν προέκυψε αποτέλεσμα από την πώληση της συμμετοχής στην εν λόγω εταιρία, η οποία εμφανιζόταν στις οικονομικές καταστάσεις της 31.12.2005 στο λογαριασμό «Στοιχεία Ενεργητικού προς πώληση» και ανήρχετο σε € 1.755 χιλ.

γ) Την 24.2.2006 μεταβιβάσθηκε το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού κεφαλαίου της Εταιρίας σε τρίτους έναντι € 2 εκατ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 1,6 εκατ.

δ) Την 31.5.2006 κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha Α.Ε. Συμμετοχών & Επενδύσεων από την επίσης θυγατρική Alpha ΑΕ Επενδυτικών Συμμετοχών. Στο νέο μετοχικό κεφάλαιο της εταιρίας που προέκυψε μετά τη συγχώνευση η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

ε) Την 31.5.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank A.E. από την εξαγορασθείσα το 2005 Jubanka a.d. Beograd, η οποία την 1.6.2006 μετονομάσθη σε Alpha Bank a.d. Beograd. Συνεπεία της εν λόγω συγχωνεύσεως επαυξήθηκε η αξία κτήσεως της συμμετοχής της Τραπέζης στην Alpha Bank a.d. Beograd κατά Ευρώ 24.351 χιλ.

στ) Την 14.6.2006 έγινε η μεταβίβαση σε τρίτους, του συνόλου της συμμετοχής της Τραπέζης στην εταιρία Geosynthesis A.E., ήτοι ποσοστό 20% του κεφαλαίου, έναντι ποσού € 13,8 χιλ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 13,8 χιλ.

ζ) Την 19.9.2006 κατεχωρήθη στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής Alpha Asset Management Α.Ε.Π.Ε.Υ. από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. Το νέο εταιρικό σχήμα μετονομάσθηκε σε Alpha Asset Management ΑΕΔΑΚ. Στο μετοχικό κεφάλαιο της εταιρίας που προέκυψε από τη συγχώνευση, η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

28. Γεγονότα μεταγενέστερα των οικονομικών καταστάσεων

α) Την 9.10.2006, κατόπιν σχετική αποφάσεως του αρμοδίου οργάνου, η θυγατρική εταιρία της Τραπέζης «Alpha Bank A.D. Beograd» μετονομάσθη σε « Alpha Bank Srbija A.D.».

β) Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμβάσεως για την πώληση του 99,56% των μετοχών της θυγατρικής της «Alpha Ασφαλιστική Α.Ε.» στη διεθνούς κύρους ασφαλιστική εταιρία AXA, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως, αντί τιμήματος Ευρώ 255 εκατ. Η Alpha Bank και η AXA υπέγραψαν μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της AXA μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Με τη συμφωνία αυτή, η Τράπεζα επικεντρώνει τη δραστηριότητά της στη διανομή ασφαλιστικών προϊόντων, ενώ η παραγωγή και ο ασφαλιστικός κίνδυνος αναλαμβάνονται πλέον από μία εκ των μεγαλύτερων και ισχυρότερων ασφαλιστικών εταιριών παγκοσμίως.

γ) Την 18.10.2006 η Τράπεζα προέβη στη μεταβίβαση του 100% των μετοχών, που κατείχε στη θυγατρική της εταιρία «Καφέ Μαζί Α.Ε.», στην επίσης θυγατρική της εταιρία «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.» έναντι τιμήματος Ευρώ 60 χιλ. Η «Καφέ Μαζί Α.Ε.» μετονομάσθη στη συνέχεια σε «Τουριστικά Θέρετρα Α.Ε.» και πρόκειται να αναδεχθεί τον κλάδο ξενοδοχειακών δραστηριοτήτων του Hilton Ρόδου, στο πλαίσιο ενάρξεως διαδικασιών αποσχίσεως του από την «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.», με ημερομηνία αναφοράς την 31.10.2006.

δ) Την 18.10.2006 η Τράπεζα απέκτησε 100% συμμετοχή στην κυπριακή εταιρία «Alpha Group Investments Ltd», η οποία θα χρησιμοποιηθεί ως εταιρία συμμετοχών για την ανάπτυξη της στρατηγικής του Ομίλου στη Νοτιοανατολική Ευρώπη.

ε) Η Τράπεζα δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη μέχρι την 31.12.2005 σε αγορά 8.398.426 ιδίων μετοχών που αντιστοιχούσαν σε ποσοστό 2,88% του μετοχικού κεφαλαίου.

Με απόφαση της από 18.4.2006 Τακτικής Γενικής Συνελεύσεως των Μετόχων, η Τράπεζα δύναται να προβεί, έως και την 17.4.2007, σε επιπλέον αγορά ιδίων μετοχών, μέχρι ποσοστού 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου

Το Διοικητικό Συμβούλιο της Τραπέζης, στην από 18.7.2006 συνεδρίασή του, αποφάσισε τη λήξη στις 20.7.2006, της εν ισχύι από 22.5.2006 έως 20.10.2006 περιόδου αγοράς ιδίων μετοχών και την έναρξη νέας περιόδου, κατά το χρονικό διάστημα 21.7.2006 έως και 17.4.2007, για αγορά έως 6.230.552 ιδίων μετοχών, με κατώτατη και ανώτατη τιμή αγοράς € 3,90 και € 26,00 ανά μετοχή αντιστοίχως.

Η Τράπεζα προέβη στο διάστημα από 4.10.2006 έως και 30.10.2006 σε αγορά 1.734.999 μετοχών, με αξία κτήσεως € 39.080 χιλ.(€ 22,52 ανά μετοχή).

Το σύνολο των ιδίων μετοχών της Τραπέζης, την 30.10.2006 ανήρχετο σε 20.618.948, ήτοι 5,06% του καταβεβλημένου μετοχικού κεφαλαίου.

στ. Την 2 Νοεμβρίου 2006, η Τράπεζα υπέβαλε στην Επιτροπή Κεφαλαιαγοράς και στο Διοικητικό Συμβούλιο της θυγατρικής της εταιρίας Alpha Leasing A.E., σύμφωνα με τα οριζόμενα στο Ν.3461/2006, προαιρετική δημόσια πρόταση αποκτήσεως μετοχών εκδόσεως της τελευταίας. Το προσφερόμενο τίμημα έχει ορισθεί σε Ευρώ 6,50 ανά μετοχή, ενώ οι μετοχές που κατά την αυτή ημερομηνία αποτελούσαν αντικείμενο της δημοσίας προτάσεως ανήρχοντο σε 137.088, ήτοι ποσοστό 0,35% επί του μετοχικού κεφαλαίου. Η Τράπεζα προτίθεται να προβαίνει σε αγορές μετοχών μέσω του Χρηματιστηρίου Αθηνών στο διάστημα έως και τη λήξη της περιόδου αποδοχής της δημοσίας προτάσεως, ενώ κατόπιν ολοκληρώσεως αυτής, θα ασκήσει το δικαίωμα εξαγοράς ούτως ώστε να συγκεντρώσει το 100% των μετοχών της Alpha Leasing A.E.

ζ. Την 9.11.2006 κατατέθηκε στη Βουλή τροπολογία με την οποία επιβάλλεται στις Τράπεζες αυτοτελής φορολόγηση ορισμένων αποθεματικών που έχουν σχηματισθεί έως την 31.12.2005 και προέρχονται από κέρδη απαλλασσόμενα της φορολογίας ή από εισοδήματα φορολογηθέντα κατ' ειδικό τρόπο.

Σε περίπτωση που η ανωτέρω τροπολογία ψηφισθεί από τη Βουλή, αναμένεται να καταβληθεί φόρος, το ύψος του οποίου δεν μπορεί να προσδιορισθεί πριν από την ψήφιση του νομοσχεδίου.

Αθήναι, 14 Νοεμβρίου 2006

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT 30.09.2006

(In accordance with the International Accounting Standard 34)

ATHENS

NOVEMBER 14, 2006

TABLE OF CONTENTS

General information

The Alpha Bank Group includes companies in Greece and abroad which offer services as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK S.A. which operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who were elected by the shareholders' general meeting on April 19, 2005 ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 July 2006 (resignation of the vice-chairman Mr. Canelopoulos Andreas, who was replaced by Mr. Tanes Minas and election of Mr. Athanasopoulos Takis as a new non-executive member) consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes

EXECUTIVE MEMBERS
MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
George E. Agouridis *
Takis J. Athanasopoulos *
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **
Thanos M. Veremis
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:	
Principal Auditors:	Marios T. Kyriacou Nick E. Vouniseas
Substitute Auditors:	Garyfalia B. Spyriouni Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 30 September 2006 Alpha Bank was ranked 4th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's).

As at 30 September 2006 the Bank has issued 407,685,052 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' trading volume which for the nine month period of 2006 amounted to an average of 1,031,000 shares per day.

In function held on 28 September 2006, for the celebration of 130 years from the foundation and operation of Athens Stock Exchange, Alpha Bank was awarded with the first prize, among all listed companies, as for over ¼ of the century presents continual profitability, contributes to the growth of the Greek stock exchange institution and distributes each year dividend to its shareholders for 58 years.

The credit rating of the Bank remains at a high level compared to European standards (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive share price prospects.

The financial statements below (pages 3 – 36) have been approved by the Board of Directors on 14 November 2006.

Interim consolidated income statement

(Thousands of Euro)

	Note	From 1 January to		From 1 July to	
		30.9.2006	30.9.2005	30.9.2006	30.9.2005
Interest and similar income		1,924,686	1,332,257	693,173	469,836
Interest expense and similar charges		(865,379)	(434,190)	(331,097)	(154,596)
Net interest income	2	1,059,307	898,067	362,076	315,240
Fee and commission income		315,532	276,331	109,810	102,104
Commission expense		(19,911)	(18,045)	(8,369)	(7,192)
Net fee and commission income	3	295,621	258,286	101,441	94,912
Dividend income	4	2,676	2,611	5	95
Gains less losses on financial transactions	5	40,225	18,173	9,752	13,602
Other income	6	68,938	79,147	22,790	22,895
		111,839	99,931	32,547	36,592
Total income		**1,466,767**	**1,256,284**	**495,054**	**446,744**
Staff costs	7	(361,937)	(337,371)	(120,242)	(112,084)
General administrative expenses	8	(258,147)	(224,339)	(85,660)	(77,677)
Depreciation and amortization expenses	15,16,17	(47,291)	(47,446)	(15,680)	(16,054)
Other expenses		(1,225)	(3,021)	(318)	(1,783)
Total expenses		**(668,600)**	**(612,177)**	**(221,900)**	**(207,598)**
Impairment losses and provisions to cover credit risk	9	(188,885)	(188,803)	(58,375)	(64,587)
Share of profit (loss) of associates	14	(35)	(1,012)	102	137
Profit before taxes		**609,247**	**454,292**	**215,891**	**174,696**
Income tax	10	(134,180)	(91,572)	(47,818)	(35,983)
Profit after taxes		**475,067**	**362,720**	**168,073**	**138,713**
Attributable to equity holders of the Bank		473,377	360,305	167,512	138,201
Attributable to minority interest		1,690	2,415	561	512
Earnings per share:	11				
Basic (€)		1.20	0.90	0.43	0.34
Diluted (€)		1.20	0.89	0.43	0.34

The attached notes (pages 9 to 36) form an integral part of these interim financial statements.

Interim consolidated balance sheet

(Thousands of Euro)

	Note	30.9.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	12	2,052,691	2,202,382
Due from banks		4,135,227	4,775,229
Securities held for trading		242,288	122,638
Derivative financial assets		177,544	138,997
Loans and advances to customers	13	31,212,707	27,356,543
Investment securities			
-Available for sale		8,182,269	7,745,062
Investments in associates	14	9,936	11,389
Investment property	15	28,418	29,550
Property, plant and equipment	16	961,073	937,973
Goodwill and other intangible assets	17	110,668	107,436
Deferred tax assets	18	270,346	202,519
Other assets		347,945	285,258
		47,731,112	43,914,976
Non-current assets held for sale	19	91,939	92,070
Total Assets		47,823,051	44,007,046
LIABILITIES			
Due to banks		6,818,647	8,128,599
Derivative financial liabilities		168,625	140,236
Due to customers	20	23,506,624	21,644,804
Debt securities in issue and other borrowed funds	21	12,113,029	9,192,626
Liabilities for current income tax and other taxes		114,098	128,202
Deferred tax liabilities	18	112,935	23,857
Employee defined benefit obligations		565,172	561,748
Other liabilities		956,432	743,372
Provisions		352,792	317,871
Liabilities related to non-current-assets held for sale		-	3,047
Total Liabilities		**44,708,354**	**40,884,362**
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital	22	1,589,972	1,456,018
Share premium		125,685	125,685
Reserves		335,187	324,297
Retained earnings	22	518,615	506,985
Treasury shares	22	(338,596)	(188,316)
		2,230,863	**2,224,669**
Minority interest		**45,681**	**53,069**
Hybrid securities	23	**838,153**	**844,946**
Total Equity		**3,114,697**	**3,122,684**
Total Liabilities and Equity		47,823,051	44,007,046

The attached notes (pages 9 to 36) form an integral part of these interim financial statements.

Interim consolidated statement of changes in equity

(thousands of Euro)

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2005	**1,274,272**	**-**	**365,095**	**366,091**	**(18,873)**	**1,986,585**	**63,508**	**297,353**	**2,347,446**
Changes in equity for the period 1.1-30.9.2005									
Movement in the available for sale securities reserve	-	-	9,333	-	-	9,333	-	-	9,333
Effect of translation of foreign subsidiaries	-	-	9,217	-	-	9,217	-	-	9,217
Other	-	-	-	18,907	-	18,907	-	-	18,907
Net income recognized directly in equity	-	-	18,550	18,907	-	37,457	-	-	37,457
Net income for the period	-	-	-	360,305	-	360,305	2,415	-	362,720
Total	-	-	18,550	379,212	-	397,762	2,415	-	400,177
Merger of Delta Singular A.E.P.	23,449	125,685	-	-	-	149,134	-	-	149,134
Capitalization of reserve to round the nominal share price to € 5.35	562	-	-	(562)	-	-	-	-	-
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	157,735	-	-	(157,735)	-	-	-	-	-
Issue of hybrid securities	-	-	-	-	-	-	-	588,000	588,000
Acquisition of new subsidiary and change of participating interests in subsidiaries	-	-	-	(13,385)	-	(13,385)	(12,071)	-	(25,456)
(Purchase)/sale of treasury shares and hybrid securities	-	-	-	-	(113,541)	(113,541)	-	(41,791)	(155,332)
Amortization of initial share options valuation granted to employees	-	-	1,721	-	-	1,721	-	-	1,721
Dividends distributed to equity holders and minority interest	-	-	-	(174,064)	-	(174,064)	(1,484)	-	(175,548)
Dividends paid to hybrid securities holders	-	-	-	(10,836)	-	(10,836)	-	-	(10,836)
Reserves	-	-	2,078	(2,078)	-	-	-	-	-
Balance 30.9.2005	**1,456,018**	**125,685**	**387,444**	**386,643**	**(132,414)**	**2,223,376**	**52,368**	**843,562**	**3,119,306**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.10.2005	**1,456,018**	**125,685**	**387,444**	**386,643**	**(132,414)**	**2,223,376**	**52,368**	**843,562**	**3,119,306**
Changes in equity for the period 1.10-31.12.2005									
Movement in the available for sale securities reserve	-	-	(47,895)	-	-	(47,895)	-	-	(47,895)
Transfer to income statement due to sales of available for sale securities	-	-	(3,982)	-	-	(3,982)	-	-	(3,982)
Effect of translation of foreign subsidiaries	-	-	(11,166)	-	-	(11,166)	-	-	(11,166)
Other	-	-	-	(19,760)	-	(19,760)	-	-	(19,760)
Net income recognized directly in equity	-	-	(63,043)	(19,760)	-	(82,803)	-	-	(82,803)
Net income for the period	-	-	-	141,869	-	141,869	1,281	-	143,150
Total	-	-	(63,043)	122,109	-	59,066	1,281	-	60,347
Acquisition of new subsidiary and change of participating interests in subsidiaries	-	-	-	584	-	584	(580)	-	4
(Purchase)/sale of treasury shares and hybrid securities	-	-	-	-	(55,902)	(55,902)	-	1,384	(54,518)
Amortization of initial share options valuation granted to employees	-	-	524	-	-	524	-	-	524
Dividends paid to equity holders and minority interest	-	-	-	-	-	-	-	-	-
Dividends paid to hybrid securities holders	-	-	-	(2,979)	-	(2,979)	-	-	(2,979)
Reserves	-	-	(628)	628	-	-	-	-	-
Balance 31.12.2005	**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2006	**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**
Changes in equity for the period 1.1-30.9.2006									
Movement in the available for sale securities reserve	-	-	(29,484)	-	-	(29,484)	-	-	(29,484)
Transfer to income statement due to sales of available for sale securities	-	-	(23,025)	-	-	(23,025)	-	-	(23,025)
Effect of translation of foreign subsidiaries	-	-	15,084	-	-	15,084	-	-	15,084
Other	-	-	-	(1,098)	-	(1,098)	-	-	(1,098)
Net income recognized directly in equity	-	-	(37,425)	(1,098)	-	(38,523)	-	-	(38,523)
Net income for the period	-	-	-	473,377	-	473,377	1,690	-	475,067
Total	-	-	(37,425)	472,279	-	434,854	1,690	-	436,544
Increase of share capital from capitalization of reserve and change of nominal value of share to € 3.90	133,954	-	-	(133,954)	-	-	-	-	-
Change of participating interests in subsidiaries	-	-	-	(397)	-	(397)	(7,689)	-	(8,086)
(Purchase)/sale of treasury shares and hybrid securities	-	-	-	1,812	(150,280)	(148,468)	-	(6,793)	(155,261)
Amortization of initial share options valuation granted to employees	-	-	3,819	-	-	3,819	-	-	3,819
Dividends distributed to equity holders and minority interest	-	-	-	(237,556)	-	(237,556)	(1,389)	-	(238,945)
Dividends paid to hybrid securities holders	-	-	-	(46,058)	-	(46,058)	-	-	(46,058)
Reserves	-	-	44,496	(44,496)	-	-	-	-	-
Balance 30.9.2006	**1,589,972**	**125,685**	**335,187**	**518,615**	**(338,596)**	**2,230,863**	**45,681**	**838,153**	**3,114,697**

The attached notes (pages 9 to 36) form an integral part of these interim financial statements.

Interim consolidated Cash flow statement

	Note	(Thousands of Euro) From 1 January to 30.9.2006	30.9.2005
Cash flows from operating activities			
Profit before taxes		609,247	454,292
Adjustments for:			
Depreciation of property, plant and equipment	15,16	32,464	34,033
Amortization of intangible assets	17	14,827	13,413
Impairment losses and provisions		202,355	204,294
Other adjustments		55,151	1,721
(Gains) / losses from investing activities		(36,666)	(14,570)
(Gains) / losses from financing activities		68,381	23,268
Share of (profit) loss of associates	14	35	1,012
		945,794	717,463
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		(1,257,088)	193,993
Securities held for trading and derivative financial assets		(158,197)	(1,559,376)
Loans and advances to customers		(4,082,581)	(3,736,997)
Other assets		(62,718)	62,374
Net increase /(decrease) in liabilities relating to operating activities			
Due to banks		(1,309,952)	4,488,689
Derivative financial liabilities		28,389	(58,592)
Due to customers		4,799,748	2,688,307
Other liabilities		196,064	213,264
Net cash flows from operating activities before taxes		(900,541)	3,009,125
Income and other taxes paid		(127,067)	(161,292)
Net cash flows from operating activities		**(1,027,608)**	**2,847,833**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(8,302)	(219,421)
Proceeds from sale of investments (subsidiaries and associates)		2,523	-
Dividends received	4	2,676	2,611
Purchase of property, plant and equipment	15,16,17	(77,266)	(38,197)
Disposal of property, plant and equipment		8,300	1,479
Net (increase) / decrease in investment securities		(481,810)	(1,811,794)
Net cash flows from investing activities		**(553,879)**	**(2,065,322)**
Cash flows from financing activities			
Dividends paid		(236,087)	(171,244)
Acquisition of treasury shares		(144,700)	(113,587)
Proceeds from the issue of loans		-	183,697
Repayment of loans		(47,402)	(23,268)
Proceeds from the issue of Hybrid securities		-	546,209
Purchase of Hybrid securities		(6,793)	-
Dividends paid to Hybrid securities holders		(46,058)	(10,836)
Net cash flows from financing activities		**(481,040)**	**410,971**
Effect of exchange rate fluctuations on cash and cash equivalents		15,084	9,217
Net increase / (decrease) in cash and cash equivalents		**(2,047,443)**	**1,202,699**
Cash and cash equivalents at beginning of the period	12	**5,665,814**	**5,568,384**
Cash and cash equivalents at end of the period	12	**3,618,371**	**6,771,083**

The attached notes (pages 9 to 36) form an integral part of these interim financial statements.

Notes to the interim consolidated financial statements

Accounting principles applied

1. Basis of presentation

The Group has prepared the condensed interim consolidated financial statements as at 30.9.2006 in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting".

The accounting policies applied by the Group in these condensed interim financial statements as at 30 September 2006, are the same as those applied by the Group in its published consolidated financial statements for the year ended 31 December 2005 taking into consideration the new standards, amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union, which are effective for accounting periods beginning on or after 1.1.2006:

1.1 IAS 19 (amendment), «Employee Benefits» (Rule 1910/8.11.2005)

The amendment of IAS 19 introduces the option of an alternative recognition approach for actuarial gains and losses of some benefit plans.

It allows the total recognition of actuarial gains and losses directly in equity. It also clarifies the way the companies of a Group must include defined benefit obligations to their financial statements and it imposes the disclosure of additional information.
The Group has not changed the accounting policies relating to the recognition of defined benefit obligations.

1.2 Amendment IAS 39, Fair Value option (Rule 1864/15.11.2005)

According to the above amendment, under certain circumstances the Group has the ability to designate financial instruments upon initial recognition, to be measured at fair value, with changes in fair value recognized in profit and loss (fair value option).
The Group did not use the above option at the present financial statements.

1.3 IAS 39 (amendment), Recognition and Valuation of financial instruments (Rule 2106/21.12.2005)

According to this amendment, it permits the entities to designate, under certain circumstances, forecast intragroup transactions denominated in foreign currency, as the hedged instrument in the Group's financial statements.

As at 30.9.2006, no forecast intragroup transactions had occurred which could be recognized as hedged instruments.

1.4 IAS 39 and IFRS 4 (amendment), Financial Guarantee Contracts (Rule 108/27.1.2006)

The main objective of these amendments is to ensure that the issuers of financial guarantee contracts include the obligations on their balance sheet. Particularly, the issuer of such contract must initially recognize it at its fair value (except it is considered as an insurance contract) and subsequently to measure it at the higher of:

(i) the amount arising from the principles of IAS 37 relating to provisions

and

(ii) the amount initially recognized, reduced by the amount that has been already recognized as revenue, according to IAS 18, for revenue recognition.

This amendment did not have a significant effect on the Group's financial statements.

1.5 Amendment IAS 21, concerning the effects of exchange prices variation (Rule 708/8.5.2006)

This amendment allows the direct recognition of the foreign exchange differences in equity. These exchange differences result from monetary assets, which consist part of the net investment in foreign currency, even if these monetary assets are presented in different currency from the functional currency of the counterparties of the Group.

As at 30.9.2006 no monetary assets consisting part of a net investment in foreign currency existed.

Interpretation 4 *« Determining whether an Arrangement contains a Lease»,*

Interpretation 5 *«Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds» (Rule 1910/8.11.2005).*

Interpretation 6 *«Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment» (Rule 108/27.1.2006)*

Interpretation 8 and 9 *«Scope of IFRS 2» and «Reassessment of embedded derivatives» (Rule 1329/8.9.2006)*

The adoption of interpretations 4, 5, 6, 8 and 9 resulted in no substantial effect on the Group's financial statements.

Apart from the amendments of the Standards and the new interpretations stated above, the European Union, on 27.1.2006, adopted, through 108/2006 rule, the International Financial Reporting Standard 7 « Financial instruments: Disclosures», as well as the changes that it has imposed to other standards.

IFRS 7 and the amendments that it imposes on other standards are effective for accounting periods beginning on or after 1.1.2007 and they are expected to affect significantly the disclosure requirements concerning financial instruments.

In addition from 8.5.2006, through 708/2006 regulation, interpretation 7, « Applying the restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies» was adopted, which is not expected to have a substantial effect on the Group's financial statements.

Finally, IASB has issued interpretation 10 which is effective for annual periods beginning after 1.11.2006 and it has not been adopted, yet, by the European Union. Its application will not have a significant impact on the Group's financial statements.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The adoption by the European Union, by 31 December 2006, of new standards, interpretations or amendments issued by the International Accounting Standards Board (IASB) and their mandatory or voluntary adoption after 1 January 2006, may retrospectively affect the period that these interim financial statements cover.

Income statement

2. Net interest income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Due from banks	77,513	106,926	23,840	33,730
Securities	194,673	72,152	67,845	28,073
Loans and advances to customers	1,448,310	1,123,288	521,179	396,493
Due to banks	(133,744)	(57,124)	(50,384)	(22,377)
Due to Customers	(249,447)	(185,725)	(93,134)	(64,697)
Debt securities in issue and other borrowed funds	(234,836)	(139,491)	(91,402)	(50,198)
Other	(43,162)	(21,959)	(15,868)	(5,784)
Total	1,059,307	898,067	362,076	315,240

3. Net fee and commission income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Loans	44,311	35,247	15,393	11,837
Letters of guarantee	27,728	26,307	9,595	9,330
Imports-Exports	14,554	14,541	4,283	5,034
Credit Cards	34,541	30,943	14,137	11,393
Fund transfers	63,781	61,598	21,913	22,084
Mutual Funds	47,926	39,188	14,504	14,659
Management and advisory fees	3,577	10,825	833	4,930
Other	59,203	39,637	20,783	15,645
Total	295,621	258,286	101,441	94,912

4. Dividend income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Available-for-sale shares	2,676	2,611	5	95
Total	2,676	2,611	5	95

5. Gains less losses on financial transactions

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Foreign exchange differences	24,811	17,425	6,404	9,836
Securities held for trading	(7,309)	(6,509)	715	(1,456)
Available-for-sale securities	31,729	467	9,043	362
Other financial instruments	(9,006)	6,790	(6,410)	4,860
Total	40,225	18,173	9,752	13,602

6. Other income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Insurance activities	21,240	20,676	4,746	5,290
Hotel activities	35,081	31,593	13,569	12,191
Operating lease income	3,364	3,222	1,132	1,601
Sale of property, plant and equipment	2,144	2,649	900	1,864
Goodwill from merger with Delta Singular A.E.P.	-	7.695	-	-
Other	7,109	13,312	2,443	1,949
Total	**68,938**	**79,147**	**22,790**	**22,895**

Income from insurance activities is analyzed as follows:

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Non-life Insurance				
Premiums and other related income	67,062	68,420	18,419	21,968
Less:				
Reinsurance premiums ceded	(22,801)	(27,551)	(2,721)	(8,183)
Commissions	(4,595)	(4,042)	(1,995)	(1,552)
Claims from policyholders	(30,996)	(27,156)	(13,942)	(7,445)
Reinsurers' participation	11,284	9,420	4,959	1,582
Net income from non-life insurance	**19,954**	**19,091**	**4,720**	**6,370**
Life Insurance				
Premiums and other related income	48,169	45,909	15,002	14,396
Less:				
Reinsurance premiums ceded	(2,238)	(2,372)	(387)	(731)
Commissions	(7,752)	(7,289)	(2,515)	(2,542)
Claims from policyholders	(37,766)	(35,916)	(12,396)	(13,068)
Reinsurers' participation	873	1,253	322	865
Net income from life insurance	**1,286**	**1,585**	**26**	**(1,080)**
Total	**21,240**	**20,676**	**4,746**	**5,290**

7. Staff costs

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Wages and Salaries	241,241	222,321	84,045	75,668
Social Security contributions	63,391	61,501	19,124	20,942
Expenses of defined benefit plans	39,263	38,393	12,865	13,197
Other	18,042	15,156	4,208	2,277
Total	**361,937**	**337,371**	**120,242**	**112,084**

As at 30.9.2006 staff costs include € 3,819 (30.9.2005: € 1,721) that relate to the amortization of initial share options valuation granted to employees.

The total employees of the Group as at 30.9.2006 were 12,047 (30.9.2005: 11,605) of which 8,291 (30.9.2005: 8,441) are employed in Greece and 3,756 (30.9.2005: 3,164) are employed abroad.

8. General administrative expenses

	From 1 January to		From 1 July to	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Rent of buildings	21,747	18,953	7,727	6,611
Rent and maintenance of EDP equipment	16,517	13,756	5,274	4,113
EDP expenses	27,286	23,023	9,394	8,119
Marketing and advertisement expenses	23,674	21,258	5,815	9,062
Telecommunications and postage	19,744	16,994	6,926	5,524
Third party fees	23,827	20,660	8,500	8,041
Consultants fees	6,972	5,905	2,726	2,029
Contribution to Deposit Guarantee Fund	9,677	8,506	3,304	2,822
Insurance fees	6,699	6,750	1,924	769
Consumables	4,877	4,442	1,226	1,860
Electricity	5,963	5,254	2,332	2,046
Agency fees	5,199	3,366	510	1,307
Other general administrative expenses	59,523	51,930	21,355	17,777
Taxes	26,442	23,542	8,647	7,597
Total	**258,147**	**224,339**	**85,660**	**77,677**

9. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Impairment on loans and advances	176,201	195,187	59,073	66,755
Provisions to cover credit risk relating to off balance sheet items	14.946	-	-	-
Recoveries	(2,262)	(6,384)	(698)	(2,168)
Total	**188,885**	**188,803**	**58,375**	**64,587**

10. Income tax

The tax rate, for entities with registered office in Greece is 29% for the year 2006 (2005: 32%). For the Bank the tax rates are reduced by 5% and 10%, respectively (2006: 24% and 2005: 22%) due to the merger with Delta Singular A.E.P., a listed company in Athens Stock Exchange (L. 2992/2002 article 9).

Income tax is analyzed as follows:

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Current tax	112,963	79,670	36,841	30,956
Deferred tax	21,217	11,902	10,977	5,027
Total income tax	**134,180**	**91,572**	**47,818**	**35,983**

The difference of income tax in the comparative periods is due to the increased profit for the period 1/1-30/9/2006 and the increased tax rate of the Bank as mentioned above.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Depreciation	7,903	9,111	2,664	3,206
Loans and advances	6,724	2,188	15,531	2,864
Employee defined benefit obligations	240	509	17	3,683
Valuation of derivative financial instruments	6,454	(8,571)	(106)	(7,494)
Amortization of transaction costs and fees of financial instruments	1,433	1,927	667	661
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(1,568)	5,726	(8,652)	4,887
Carry forward tax losses	258	(114)	270	504
Other temporary differences	(227)	1,126	586	(3,284)
Total	21,217	11,902	10,977	5,027

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Profit attributable to shareholders of the Bank (in € thousands)	473,377	360,305	167,512	138,201
Weighted average number of outstanding ordinary shares	393,316,191	402,179,356	389,544,759	402,405,735
Basic earnings per share (in € per share)	1.20	0.90	0.43	0.34

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.
The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Profit attributable to shareholders of the Bank (in € thousands)	473,377	360,305	167,512	138,201
Weighted average number of outstanding ordinary shares	393,316,191	402,179,356	389,544,759	402,405,735
Adjustment for share options	983,702	550,066	1,010,221	577,997
Weighted average number of outstanding ordinary shares for diluted earnings per share	394,299,893	402,729,422	390,554,980	402,983,732
Diluted earnings per share (in € per share)	1.20	0.89	0.43	0.34

Basic and diluted earnings per share, for the period from 1 January 2005 to 30 September 2005 have been restated in order to be comparative, due to distribution of additional shares from the capitalization of reserve on 3 May 2006, in accordance with the decision of the Shareholders' Meeting on 18 April 2006.

Assets

12. Cash and balances with Central Banks

	30.9.2006	31.12.2005
Cash	244,414	305,144
Cheques receivable	45,750	53,727
Balances with Central Banks	1,762,527	1,843,511
Total	**2,052,691**	**2,202,382**
Of which mandatory deposits with Central Banks:	1,215,542	1,202,541

Cash and cash equivalents (as presented for the purposes of the cash flows statement)

	30.9.2006	31.12.2005
Cash and balances with Central Banks	837,149	999,841
Sale and repurchase agreements (Reverse Repos)	389,250	2,148,476
Short-term placements with other banks	2,391,972	2,517,497
Total	3,618,371	5,665,814

Cash and cash equivalents, as presented in the cash flow statement for the period from 1 January 2005 to 30 September 2005 have been restated in order to be comparative with the respective figures from 1 January 2006 to 30 September 2006, as mandatory deposits with Central Banks are not included in the calculation of cash and cash equivalents.

13. Loans and advances to customers

	30.9.2006	31.12.2005
Individuals:		
Mortgages	8,245,508	6,937,685
Consumer	2,382,128	2,029,704
Credit cards	949,895	883,605
Other loans	229,627	193,181
Total	11,807,158	10.044.175
Companies:		
Corporate loans	18,813,679	16,728,566
Leasing	1,015,601	843,011
Factoring	303,511	386,600
Total	20,132,791	17,958,177
Other receivables	340,755	302,224
Insurance activities:		
Receivables from insurance and reinsurance activities	96,417	92,327
Grand total	**32,377,121**	**28,396,903**
Less: Allowance for impairment losses	(1,164,414)*	(1,040,360)
Balance	31,212,707	27,356,543

* In addition to the provision made for impairment on loans and advances, an additional provision of € 14,946 has been made to cover credit risk relating to off balance sheet items. The total provision recorded to cover credit risk amounts to € 1,179,360.

The loans and advances to customers includes receivables from finance leases which are analyzed as follows:

	30.9.2006	31.12.2005
Up to 1 year	312,664	299,764
From 1 year up to 5 years	516,904	411,707
More than 5 years	497,922	331,601
	1,327,490	1,043,072
Unearned finance income	(311,889)	(200,061)
Total	**1,015,601**	**843,011**

The net amount from receivables of finance leases is analyzed as follows:

	30.9.2006	31.12.2005
Up to 1 year	258,445	260,462
From 1 year up to 5 years	379,519	320,666
More than 5 years	377,637	261,883
Total	**1,015,601**	**843,011**

Allowance for impairment losses

Balance 1.1.2005	**757,951**
Provisions from Jubanka acquisition	59,654
Exchange differences	(948)
Impairment on loans and advances (note 9)	195,187
Loans written-off during the period	(15,999)
Provisions from merger with Delta Singular A.E.P.	7,566
Balance 30.9.2005	**1,003,411**
Exchange differences	3,098
Impairment on loans and advances	66,511
Loans written-off during the period	(32,660)
Balance 31.12.2005	**1,040,360**
Unwinding of the discount of allowance	51,333
Exchange differences	(1,117)
Impairment on loans and advances (note 9)	176,201
Loans written-off during the period	(102,363)
Balance 30.9.2006	**1,164,414**

14. Investments in associates

	1.1-30.9.2006	1.1-31.12.2005
Opening balance	11,389	107,363
Purchases	104	837
Repayment of capital	(723)	-
Dividends received	(154)	(163)
Sale of Lesvos Tourist Company A.E.	(631)	-
Merger with Delta Singular A.E.P	-	(96,524)
Reduction of ownership interest in Propindex A.E.	(14)	-
Impairment	-	(105)
Share of profit/ (loss)	(35)	(19)
Closing balance	**9,936**	**11,389**

The Group's investments in associates are as follows:

Name		Country of incorporation	Ownership interest % 30.9.2006	31.12.2005
a.	Lesvos Tourist Company A.E.*	Greece	-	24.99
b.	Evisak A.E.	Greece	27.00	27.00
c.	Icap A.E.	Greece	26.96	26.96
d.	Gaiognomon A.E.	Greece	20.00	20.00
e.	Propindex A.E.**	Greece	-	13.82
f.	AEDEP Thessalias & Stereas Ellados ***	Greece	50.00	50.00
g.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
h.	Geosynthesis A.E.****	Greece	-	20.00

* The sale of Lesvos Tourist Company A.E. was completed during the first quarter of 2006 (note 29, paragr. c)

** The Company, in which Alpha Astika Akinita, a subsidiary of the Bank, participates, is no longer accounted under the equity method due to the reduction of Alpha Astika Akinita ownership interest from 22.58% to 18.42% and it has been transferred to investment securities.

*** The entity is a non-profit organization.

**** Geosynthesis A.E. was sold during the first semester of 2006 (note 29 paragr. f).

The Group's share of the profit/loss of each associate is as follows:

	Company name	Equity	Profit/ (loss) after tax	Total	Total profits/(losses) 30.9.2006
a.	Evisak A.E.	2,914	23	2,937	10
b.	Icap A.E.	18,256	1,299	19,555	346
c.	Gaiognomon A.E.	1,214	(2)	1,212	-
d.	Propindex A.E. *	61	(6)	55	(1)
e.	AEDEP Thessallias & Stereas Ellados	147	-	147	-
f.	A.L.C. Novelle Investments Ltd	13,675	(358)	13,317	(390)
	Total	**36,267**	**956**	**37,223**	**(35)**

* It includes the profit/(loss) until the date of the ownership interest reduction of Alpha Astika Akinita to the company.

15. Investment property

	Land and buildings
Balance 1.1.2005	
Cost	30,309
Accumulated depreciation	(2,950)
Net Book Value 1.1.2005	27,359
1.1.2005-30.9.2005	
Net Book Value 1.1.2005	27,359
Foreign exchange differences	(340)
Additions	67
Additions from merger with Delta Singular A.E.P (net book value)	33,606
Additions from companies consolidated for first time in the nine month period (net book value)	443
Reclassification to "Assets held for sale"	(33,463)
Reclassification from "property, plant and equipment"	2,328
Depreciation charge for the period	(458)
Net Book Value 30.9.2005	29,542
Balance 30.9.2005	
Cost	33,484
Accumulated depreciation	(3,942)

	Land and buildings
1.10.2005-31.12.2005	
Net Book Value 1.10.2005	29,542
Foreign exchange differences	(99)
Additions	13
Disposals	(6)
a) Cost	(6)
b) Accumulated depreciation	-
Reclassification from "property, plant and equipment"	191
Depreciation charge for the period	(91)
Net Book Value 31.12.2005	29,550
Balance 31.12.2005	
Cost	33,061
Accumulated depreciation	(3,511)
1.1.2006-30.9.2006	
Net Book Value 1.1.2006	29,550
Foreign exchange differences	15
Additions	3
Reclassification to "property, plant and equipment"	(1,600)
a) Cost	(1,600)
b) Accumulated depreciation	-
Reclassification from "property, plant and equipment"	730
a) Cost	909
b) Accumulated depreciation	(179)
Depreciation charge for the period	(280)
Net Book Value 30.9.2006	28,418
Balance 30.9.2006	
Cost	32,393
Accumulated depreciation	(3,975)

16. Property, plant and equipment

	Land and Buildings	Leased Equipment	Equipment	Total
Balance 1.1.2005				
Cost	1,050,081	10,219	301,509	1,361,809
Accumulated Depreciation	(197,739)	(8,699)	(238,604)	(445,042)
Net Book Value at 1.1.2005	852,342	1,520	62,905	916,767
1.1.2005-30.9.2005				
Net Book Value 1.1.2005	852,342	1,520	62,905	916,767
Additions	7,800	183	20,876	28,859
Additions from merger with Delta Singular A.E.P. (net book value)	-	530	191	721
Additions from companies consolidated for first time in the nine month period of 2005 (net book value)	27,154	-	6,690	33,844
Foreign exchange differences	42	136	1,273	1,451
Disposals	(489)	-	(985)	(1,474)
a) Cost	(1,509)	-	(4,215)	(5,724)
b) Accumulated depreciation	1,020	-	3,230	4,250
Reclassification from "non-current assets held for sale"	1,703	-	-	1,703
Reclassification from "Land and building" to "Equipment"	(5)	-	5	-
Reclassification to "Investment property"	(2,328)	-	-	(2,328)
Depreciation charge for the period	(14,676)	(411)	(18,488)	(33,575)
Net Book Value 30.9.2005	871,543	1,958	72,467	945,968
Balance 30.9.2005				
Cost	1,087,058	11,370	336,145	1,434,573
Accumulated depreciation	(215,515)	(9,412)	(263,678)	(488,605)
1.10.2005-31.12.2005				
Net book value 1.10.2005	871,543	1,958	72,467	945,968
Additions	4,606	161	4,182	8,949
Foreign exchange differences	2,146	(42)	(598)	1,506
Additions from companies consolidated for first time in current fiscal year (net book value)	(804)	-	1,207	403
Disposals	(7,459)	-	(139)	(7.598)
a) Cost	(10,181)	(130)	(6,630)	(16,941)
b) Accumulated depreciation	2,722	130	6,491	9,343
Reclassification to "non current assets held-for-sale"	-	-	(28)	(28)
Reclassification to "Investment property"	(191)	-	-	(191)
Depreciation charge for the period	(5,465)	(170)	(5,401)	(11,036)
Net book value 31.12.2005	864,376	1,907	71,690	937,973
Balance 31.12.2005				
Cost	1,076,377	3,347	342,984	1,422,708
Accumulated depreciation	(212,001)	(1,440)	(271,294)	(484,735)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2006-30.9.2006				
Net book value 1.1.2006	864,376	1,907	71,690	937,973
Foreign exchange differences	652	62	1,174	1,888
Additions	19,394	268	36,291	55,953
Disposals	(1,552)	-	(1,875)	(3,427)
a) Cost	(1,934)	-	(4,356)	(6,290)
b) Accumulated depreciation	382	-	2,481	2,863
Reclassification to "land and buildings" from "investment property"	1,600	-	-	1,600
a) Cost	1,600	-	-	1,600
b) Accumulated depreciation	-	-	-	-
Reclassification from "land and buildings" to "investment property"	(730)	-	-	(730)
a) Cost	(909)	-	-	(909)
b) Accumulated depreciation	179	-	-	179
Depreciation charge for the period	(14,719)	(412)	(17,053)	(32,184)
Net book value 30.9.2006	869,021	1,825	90,227	961,073
Balance 30.9.2006				
Cost	1,095,465	3,625	376,347	1,475,437
Accumulated depreciation	(226,444)	(1,800)	(286,120)	(514,364)

17. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2005				
Cost	-	-	108,799	108,799
Accumulated Amortization	-	-	(77,938)	(77,938)
Net Book Value 1.1.2005	-	-	30,861	30,861
1.1.2005-30.9.2005				
Net Book Value 1.1.2005	-	-	30,861	30,861
Foreign exchange differences	-	-	2,605	2,605
Additions	-	-	9,237	9,237
Additions from merger with Delta Singular A.E.P (net book value)	-	-	239	239
Additions from companies consolidated for first time in the nine month period (net book value)	57,670	15,345	501	73,516
Disposals	-	-	(5)	(5)
a) Cost	-	-	(6)	(6)
b) Accumulated amortization	-	-	1	1
Amortization charge for the period	-	-	(13,413)	(13,413)
Net Book Value 30.9.2005	57,670	15,345	30,025	103,040
Balance 30.9.2005				
Cost	57,670	17,700	120,573	195,943
Accumulated Amortization	-	(2,355)	(90,548)	(92,903)
1.10.2005-31.12.2005				
Net Book Value 1.10.2005	57,670	15,345	30,025	103,040
Foreign exchange differences	-	-	(2,900)	(2,900)
Additions	-	-	12,364	12,364
Additions from companies consolidated for first time in fiscal year 2005	(3,648)	2,128	417	(1,103)
a) Cost	-	3,227	417	3,644
b) Foreign exchange differences	(3,648)	(1,099)	-	(4,747)
Disposals	-	-	(8)	(8)
a) Cost	-	-	(1,294)	(1,294)
b) Accumulated amortization	-	-	1,286	1,286
Reclassification to "non current assets held for sale"	-	-	(42)	(42)
a) Cost	-	-	(168)	(168)
b) Accumulated amortization	-	-	126	126
Amortization charge for the period	-	(3,095)	(820)	(3,915)
Net book value 31.12.2005	54,022	14,378	39,036	107,436
Balance 31.12.2005				
Cost	54,022	17,392	130,227	201,641
Accumulated Amortization	-	(3,014)	(91,191)	(94,205)

	Goodwill	Other intangible	Software	Total
1.1.2006-30.9.2006				
Net Book Value 1.1.2006	54,022	14,378	39,036	107,436
Foreign exchange differences	2,220	479	344	3,043
Additions	-	-	15,065	15,065
Disposals	-	-	(49)	(49)
a) Cost	-	-	(88)	(88)
b) Accumulated amortization	-	-	39	39
Amortization charge for the period	-	(2,452)	(12,375)	(14,827)
Net Book Value 30.9.2006	56,242	12,405	42,021	110,668
Balance 30.9.2006				
Cost	56,242	18,114	146,369	220,725
Accumulated Amortization	-	(5,709)	(104,348)	(110,057)

18. Deferred tax assets and liabilities

	From 1 January to	
	30.9.2006	**31.12.2005**
Deferred tax assets	270,346	202,519
Deferred tax liabilities	(112,935)	(23,857)
Total	157,411	178,662

		1.1.2005-30.9.2005					
		Recognition in					
		Income statement			Equity		
	Balance 1.1.2005	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 30.9.2005
Depreciation	40,530	(267)	-	(9,514)	-	(1,540)	29,209
Loans and advances	4,592	2,043	1,312	(3,732)	-	(6,088)	(1,873)
Valuation of derivative financial instruments	429	-	8,571	-	-	-	9,000
Retained earnings	6,515	2,256	259	-	-	(491)	8,539
Other provisions	3,516	(33)	52	(4,396)	-	(301)	(1,162)
Amortization of transaction costs and fees of financial instruments	12,267	-	-	(1,927)	-	-	10,340
Employee defined benefit obligations	128,851	7	3,008	-	22	-	131,888
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(425)	-	-	(5,535)	3	-	(5,957)
Total	196,275	4,006	13,202	(25,104)	25	(8,420)	179,984

		1.10.2005-31.12.2005					
		Recognition in					
		Income statement			Equity		
	Balance 1.10.2005	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	29,209	-	-	(3,694)	-	(416)	25,099
Loans and advances	(1,873)	-	8,745	(6,354)	1,713	-	2,231
Valuation of derivative financial instruments	9,000	-	-	(4,074)	-	-	4,926
Retained earnings	8,539	-	236	-	-	(460)	8,315
Other provisions	(1,162)	-	1,308	(62)	1,403	(72)	1,415
Amortization of transaction costs and fees of financial instruments	10,340	-	-	(733)	-	-	9,607
Employee defined benefit obligations	131,888	-	-	(64)	-	(15)	131,809
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(5,957)	-	1,219	-	-	(2)	(4,740)
Total	**179,984**	**-**	**11,508**	**(14,981)**	**3,116**	**(965)**	**178,662**

		1.1.2006-30.9.2006					
		Recognition in					
		Income statement			Equity		
	Balance 1.1.2006	Mergers and acquisitions	Assets	Liabilities	Assets	Liabilities	Balance 30.9.2006
Depreciation	25,099	-	-	(7,903)	21	-	17,217
Loans and advances	2,231	-	13,487	(20,456)	-	-	(4,738)
Valuation of derivative financial instruments	4,926	-	-	(6,001)	-	-	(1,075)
Retained earnings	8,315	-	-	(258)	19	-	8,076
Other provisions	1,415	-	263	(36)	-	(74)	1,568
Amortization of transaction costs and fees of financial instruments	9,607	-	-	(1,433)	-	-	8,174
Employee defined benefit obligations	131,809	-	-	(240)	-	-	131,569
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,740)	-	1,360	-	-	-	(3,380)
Total	**178,662**	**-**	**15,110**	**(36,327)**	**40**	**(74)**	**157,411**

19. Non-current assets held for sale

a) Property, plant and equipment

	Land and Buildings	Office Equipment	Total
1.1.2005-30.9.2005			
Balance 1.1.2005	32,084	617	32,701
Additions	2,996	-	2,996
Additions from companies consolidated for first time in the year 2005	11	-	11
Additions from merger with Delta Singular A.E.P.	21,175	-	21,175
Disposals	(2,849)	-	(2,849)
Reclassification to "property, plant and equipment"	(1,703)	-	(1,703)
Reclassification from "investment property"	33,463	-	33,463
Balance 30.9.2005	85,177	617	85,794
1.10.2005-31.12.2005			
Balance 1.10.2005	85,177	617	85,794
Additions	6,012	20	6,032
Disposals	(3,185)	(52)	(3,237)
Balance 31.12.2005	88,004	585	88,589
1.1.2006-30.9.2006			
Balance 1.1.2006	88,004	585	88,589
Additions	5,916	329	6,245
Disposals	(2,570)	(325)	(2,895)
Balance 30.9.2006	91,350	589	91,939

b. Participations

Balance 31.12.2005	3,481
1.1.2006-30.9.2006	
Balance 1.1.2006	3,481
Disposals	(3,481)
Balance 30.9.2006	-

Disposal of € 3,481 refers to the sale of Alpha Insurance Romania S.A. (note 29, paragraph b).

Liabilities

20. Due to customers

	30.9.2006	31.12.2005
- Current accounts	5,597,825	5,628,485
- Saving accounts	9,723,101	9,731,063
- Term deposits	7,537,864	5,387,767
- Sale and repurchase agreements (Repos)	465,225	712,617
	23,324,015	**21,459,932**
Cheques payable	182,609	184,872
Total	**23,506,624**	**21,644,804**

21. Debt securities in issue and other borrowed funds

The Group, to effectively fund its activities has significantly broadened its funding sources so as to ensure:

a) cheaper funding
b) long-term funding
c) strengthening of the capital adequacy ratio

As a result the Group has issued:

i) Senior debt securities

ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.

Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

Senior debt	30.9.2006	31.12.2005
Euro due 2006	10,207	2,519,937
Euro due 2007 callable in 2006	-	7,126
Euro due 2007	1,003,050	901,444
HKD 100 million due 2007	10,241	11,027
US $ 5 million due 2007	3,804	-
Euro due 2008	508,494	507,260
US $ 10 million 2008 callable in 2006	7,596	8,052
Euro due 2009	1,683,417	710,405
Euro due 2009 callable in 2007	39,243	-
CZK 1.500 million due 2009	52,963	51,511
US $ 11 million due 2009 callable in 2006	8,434	8,960
US $ 5 million due 2009 callable in 2007	3,758	4,027
HKD 50 million due 2009	5,118	5,497
Euro due 2010	1,125,121	924,947
Euro due 2010 callable in 2006	36,249	56,600
Euro due 2010 callable in 2007	2,502,673	2,502,060

	30.9.2006	31.12.2005
US $ 7 million due 2010 callable in 2006	4,804	5,366
US $ 50 million due 2010 callable in 2007	39,647	42,521
Euro due 2011	457,421	15,439
CZK 700 million due 2011	24,600	-
Euro due 2011 callable in 2006	15,160	22,843
Euro due 2011 callable in 2007	6,919	-
Euro due 2011 callable in 2008	3,203,655	-
Euro due 2012	315,763	316,104
Euro due 2012 callable in 2006	56,565	9,353
Euro due 2013	319,373	19,341
Euro due 2015	11,985	12,360
US $ 3 million due 2016	2,399	-
Euro due 2021	82,062	-
Senior debt total	**11,540,721**	**8,662,180**
Securities held by the Group	(425,922)	(485,309)
Total	**11,114,799**	**8,176,871**

The majority of senior debt securities bear a Euribor floating rate with a margin between -10 and +35 basis points which is connected with bond's start date and maturity date.

Subordinated debt

Euro due 2012 callable in 2007	325,840	325,817
Euro due 2013 callable in 2008	351,870	351,570
Euro due 2014 callable in 2009	201,470	201,115
JPY 30 billion callable in 2015	204,015	203,706
Total	**1,083,195**	**1,082,208**
Securities held by the Group	(84,965)	(66,453)
Subordinated debt total	**998,230**	**1,015,755**
Grand Total	**12,113,029**	**9,192,626**

Subordinated debt securities, due in 2012, carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed, the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed, the spread increases to 195 up to 220 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed, the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first call option to redeem in 2015, carrying a fixed rate of 2.94%.

Equity

22. Share capital, Retained earnings and Treasury shares

a. Share capital increase

The Bank's shareholders during the General Meeting on 18.4.2006 approved an increase of the share capital by € 133,954 with the issuance of 116,481,444 shares with a par value of € 3.90 each at a ratio of 4 new for 10, through the capitalization of retained earnings at an amount of € 133,954 and the decrease of nominal value of each share from € 5.00 to € 3.90.

After the above increase the Bank's share capital amounts to € 1,589,972 divided by 407,685,052 shares.

The share capital increase has been approved by the Ministry of Development decision No K2-6543/3.5.2006.

b. Retained earnings

On May 2, 2006 dividends of a total amount of € 237,556, were distributed (€ 0.84 per share), for the fiscal year 2005.

c. Treasury shares

Treasury shares refer to Alpha Bank shares, held by the Bank and the subsidiaries are analyzed as follows:

Alpha Bank	No of shares	Cost €	Ownership interest %
Balance 1.1.2006	8,398,426	188,128	
Bonus shares (4/10)	3,359,370	-	
Purchases 1.1-30.9	7,126,153	150,280	
Balance 30.9.2006	18,883,949	338,408	4.63%

Subsidiaries	No of shares	Cost €	Ownership interest %
Balance 1.1.2006	7,200	188	
Bonus shares (4/10)	2,880	-	
Balance 30.9.2006	10,080	188	
Total	18,894,029	338,596	4.63%

23. Hybrid Securities

The Alpha Bank Group issued hybrid securities through its wholly owned subsidiary Alpha Group Jersey as follows:

- On December 5, 2002 amount of € 200 million preferred securities with interest step up clause, which fulfill the requirements for recognition as Lower Tier 1 Capital.

  They are perpetual securities and the issuer has the right of no dividend payment if the Bank does not pay any dividend to common shareholders. They may be redeemed after the expiration of 10 years. Non cumulative dividend is determined based on 3-month Euribor plus a margin of 2.65%. If the redemption option is not exercised, the margin is increased by 1.325 b.p. reaching to 3.975% in total. The securities are listed on the Luxemburg Stock Exchange.

- On December 5, 2003 amount of € 100 million preferred securities with the same characteristics as those issued on 5 December 2002.

- On February 18, 2005 amount of € 600 million preferred securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue mentioned above amounted to €12 million. Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a cap and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	**30.9.2006**	**31.12.2005**
Perpetual callable in 2012	300,000	300,000
Perpetual callable in 2015	588,000	588,000
Total	**888,000**	**888,000**
Securities held from Group companies	(49,847)	(43,054)
Total	**838,153**	**844,946**

Additional Information

24. Contingent liabilities and commitments

a) *Legal Issues*

The Bank in the ordinary course of business is a defendant in claims from customers and other legal actions. No provision has been recorded because after consultation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax Issues*

The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. A tax audit is in process by the tax authorities for the years from 2003 up to 2005 and is expected to be finalized at the end of the current year. During 2006 the tax audits of Alpha Astika Akinita A.E., for the years from 2000 up to 2005 and Alpha Insurance A.E., for the years from 2002 up to 2005, were completed. Tax audit differences were imposed of total amount € 2.7 million.
Tax audits are currently in process for Alpha Leasing A.E. for the years from 2001 up to 2004 and for Ionian Hotels Enterprises A.E. for the year 2005.
The other companies of the Group have been audited by the tax authorities up to the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	30.9.2006	31.12.2005
Less than one year	29,248	25,396
Between one and five years	86,141	73,101
More than five years	65,765	46,567
Total	**181,154**	**145,064**

The lease expense for the nine month period of the current fiscal year relating to buildings amounts to € 21,747 (2005: € 18,953) and is included in General administrative expenses.

The minimum future lease revenues are as follows:

	30.9.2006	31.12.2005
Less than one year	7,049	4,149
Between one and five years	26,370	15,613
More than five years	15,981	12,864
Total	**49,400**	**32,626**

The lease revenue for the nine month period of the current fiscal year amounts to € 3,364 (2005: € 3,222) and is included in Other income.

d) *Off balance sheet liabilities*

	30.9.2006	31.12.2005
Letters of credit	185,934	234,470
Letters of guarantee	4,418,967	3,749,766
Approved loan agreements and credit limits	13,357,577	12,232,183
Total	**17,962,478**	**16,216,419**

e) Assets pledged

	30.9.2006	31.12.2005
Securities linked to reverse repos	-	420,000
Investment securities	585,000	165,000
Total	585,000	585,000

From the investment securities portfolio an amount of € 80,000 is pledged for capital withdrawal and an amount of € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as margin account insurance. The remaining securities are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

25. Group consolidated companies

The Group's subsidiaries and joint ventures that are consolidated are as follows:

Name	Country of Incorporation	Group's ownership interest %	
a. *Subsidiaries*		30.9.2006	31.12.2005
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank AD Beograd (ex Jubanka AD Beograd)	Serbia	99.99	99.99
Leasing companies			
1. Alpha Leasing A.E.	Greece	99.65	99.61
2. Alpha Leasing Romania S.A.	Romania	99.93	99.92
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance Ltd	Cyprus	100.00	100.00
5. Alpha Asset Finance C.I. Ltd.	Jersey	100.00	100.00
Investment banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	USA	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Advisory Romania SRL	Romania	99.98	99.98
5. Alpha Ventures A.E.	Greece	100.00	100.00
6. Alpha Equity Fund A.E.*	Greece	-	100.00
7. Alpha AEF European Capital Investments	Holland	100.00	100.00
Asset management			
1. Alpha Asset Management A.E.D.A.K (ex Alpha Mutual Fund Management A.E.)	Greece	100.00	100.00
2. Alpha Asset Management A.E.P.E.Y****	Greece	-	100.00
3. Alpha Private Investment Services A.E.P.E.Y	Greece	100.00	100.00
4. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	99.57	99.56
2. Alpha Insurance Romania S.A. **	Romania	-	99.92
3. Alpha Insurance Agents A.E.	Greece	100.00	100.00
4. Alpha Insurance Ltd Cyprus	Cyprus	99.92	99.92
5. Alpha Insurance Brokers S.R.L ***	Romania	99.91	-

Name	Country of Incorporation	Group's ownership interest %	
		30.9.2006	31.12.2005
Other companies			
1. Alpha Astika Akinita A.E.	Greece	66.09	61.21
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Ionian Hotel Enterprises A.E.	Greece	92.69	90.28
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Oceanos A.T.O.E.E.	Greece	100.00	100.00
6. Alpha Credit Group Plc	United Kingdom	100.00	100.00
7. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8. Alpha Trustees Ltd	Cyprus	99.99	99.99
9. Messana Holdings S.A.	Luxembourg	100.00	100.00
10. Flagbright Ltd	United Kingdom	100.00	100.00
11. Kafe Mazi A.E.	Greece	100.00	100.00
12. Evremethea A.E.	Greece	100.00	100.00
13. Alpha Real Estate D.O.O. Beograd*****	Serbia	66.09	-

b. Joint Ventures

Name	Country of Incorporation	Group's ownership interest %	
		30.9.2006	31.12.2005
1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	60.10	60.10

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

* Alpha Equity Fund A.E. has been merged through absorption by subsidiary Alpha Ventures A.E. (note 29, paragraph d).

** The sale of Alpha Insurance Romania S.A. was completed during the first quarter of 2006 (note 29 paragraph b).

*** Alpha Insurance Brokers S.R.L. was established by Alpha Bank Romania S.A. for brokerage insurance services and was consolidated for first time in first semester 2006.

**** Alpha Asset Management A.E.P.E.Y. has been merged through absorption by subsidiary Alpha Mutual Fund Management A.E. and the new company was re-named to Alpha Asset Management A.E.D.A.K (note 29,paragraph f).

***** Alpha Real Estate D.O.O. Beograd, was established by Alpha Astika Akinita A.E. for real estate management assets and was consolidated for first time during the nine month period of 2006.

The subsidiary Jubanka AD Beograd was re-named on 9.10.2006 to Alpha Bank Srbija A.D. (note 29, paragraph e).

The Group hedges the net investment risk in its subsidiaries Alpha Bank London Ltd. and Alpha Bank Ltd. through the use of the FX swaps and interbank loans in the functional currency of the above subsidiaries.

26. Segment reporting

(Millions of Euro)

	30.9.2006						
	Group	Retail Banking	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	1,059.3	665.8	208.4	17.3	40.6	124.8	2.4
Commission	295.6	100.7	61.0	66.2	34.7	38.2	(5.2)
Other income	111.8	8.4	2.4	25.4	1.8	16.4	57.4
Total income	**1,466.7**	**774.9**	**271.8**	**108.9**	**77.1**	**179.4**	**54.6**
Expenses	(668.6)	(362.5)	(72.3)	(62.8)	(30.1)	(112.1)	(28.8)
Impairment	(188.9)	(126.8)	(43.9)	(1.1)	-	(17.1)	-
Profit before tax	**609.2**	**285.6**	**155.6**	**45.0**	**47.0**	**50.2**	**25.8**

	30.9.2005						
	Group	Retail Banking	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	898.1	549.6	200.1	16.5	27.7	103.7	0.5
Commission	258.3	86.1	64.4	54.0	26.5	32.0	(4.7)
Other income	99.9	8.1	2.5	25.6	(5.6)	20.8	48.5
Total income	**1,256.3**	**643.8**	**267.0**	**96.1**	**48.6**	**156.5**	**44.3**
Expenses	(613.2)	(332.9)	(70.5)	(63.6)	(24.3)	(92.8)	(29.1)
Impairment	(188.8)	(102.9)	(73.4)	3.2	-	(15.7)	-
Profit before tax	**454.3**	**208.0**	**123.1**	**35.7**	**24.3**	**48**	**15.2**

i. Retail banking
Includes all individuals (retail banking customers) of the Group, professionals, small and very small companies.

The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letters of guarantee) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with multinational activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations. The Group offers working capital facilities, corporate loans, and letters of guarantee.

In this sector are also included the leasing products which are offered through the subsidiary company Alpha Leasing and factoring services to third parties through the subsidiary company ABC Factors.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking, and the subsidiary company Alpha Asset Management A.E.D.A.K.
Also, a wide range of insurance products is offered to individuals and companies through the subsidiary company Alpha Insurance A.E..

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized subsidiaries with activities on the above products (Alpha Finance, Alpha Ventures). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other
This segment consist of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

27. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	(Millions of Euro)	
	30.9.2006	**31.12.2005**
Risk-weighted assets from credit risk	31,578	27,447
Risk-weighted assets from market risk	796	792
Total risk-weighted assets	32,374	28,239
Upper Tier I capital	2,256	2,210
Tier I capital	2,986	2,950
Total Tier I + Tier II capital	3,840	3,821
Upper Tier I ratio	7.0%	7.8%
Tier I ratio	9.2%	10.4%
Capital adequacy ratio (Tier I + Tier II)	**11.9%**	**13.5%**

28. Related-party transactions

a. The outstanding balances arising from the transactions with members of the Board of Directors and their close family members are as follows:

	30.9.2006	**31.12.2005**
Loans	2,858	5,628
Deposits	31,402	14,854
Debt securities in issue	14,924	-
Letters of guarantee	164	145
Interest and similar income	39	-
Interest and similar charges	872	-

b. The outstanding balances with associates and the related results of these transactions are as follows:

	30.9.2006	**31.12.2005**
Assets		
Loans and advances to customers	960	1,390
Liabilities		
Due to customers	1,014	639
Letters of guarantee	2,641	1,353

	From 1 January up to	
	30.9.2006	30.9.2005
Income		
Interest and similar income	72	84
General administrative revenue	24	17
Other income	334	-
Total	430	101
Expenses		
Interest and similar charges	5	5
General administrative expenses	509	688
Total	514	693

c. The Group companies Board of Directors' fees for the nine month period of 2006 amount to € 5,680 (30.9.2005: € 3,837). The increase is due to modifications made in the Bank's Management as at 22 February 2005 and the placement of two new Executive General Managers, as at 16 May 2006.

29. Mergers and disposals of subsidiaries and associates

a) On 1 February 2006, the Bank transferred 2,178,000 shares of Alpha Private Investment Services A.E.P.E.Y. representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd at an amount of €3.4 million. This transfer was made in accordance to the Group's Private Banking activities reorganization and did not have any affect on the Group's results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 at an amount of € 2.6 million. The sale agreement was signed on 11 October 2005. Group's ownership interest in the company amounted to € 2.2 million. The result from the sale of Alpha Insurance Romania S.A. shares amounted to € 0.4 million.

c) On 24 February 2006, the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, making a profit of € 1.4 million. The Company was consolidated under the equity method.

d) The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund A.E. by Alpha Ventures A.E., which is also a subsidiary, became effective on 31 May 2006, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. In company's new share capital derived from the above merger the Bank has 100% direct and indirect ownership interest.

e) On 31 May 2006 was completed the merger by absorption of Bank's Belgrade branch by Jubanka a.d. Beograd, Bank's new acquisition in 2005, which was re-named on 1 June 2006 to Alpha Bank A.D. Beograd.

f) On 14 June 2006 was completed the sale of Bank's ownership interest to Geosynthesis A.E. representing 20% of its share capital for € 13.8 thousand. The result of the sale amounted to profit € 13.8 thousand.

g) The legal procedure of the merger by absorption of the subsidiary Alpha Asset Management A.E.P.E.Y. by Alpha Mutual Fund Management A.E., which is also a subsidiary, became effective on 19 September 2006, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. The new company was renamed to Alpha Asset Management A.E.D.A.K. In company's new share capital derived from the above merger the Bank has 100% direct and indirect ownership interest.

30. Events after the balance sheet date

a) On 9 October 2006, the subsidiary Alpha Bank A.D. Beograd, was re-named to "Alpha Bank Srbija A.D." by the decision of the relevant authority.

b) On 16 October 2006, the Bank announced that it has signed an agreement for the sale of 99.56% of the participation in its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection for € 255 million.Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive Branch Network. Under the agreement, Alpha Bank will distribute the products and AXA will originate and underwrite them.

c) On 18 October 2006, the Bank transferred 100% of its participation of its subsidiary "Kafe Mazi A.E." to "Ionian Hotel Enterprises A.E.", also a subsidiary, for € 60 thousand. "Kafe Mazi A.E." was renamed to "Tourist Resorts A.E." and is going to undertake the activities of Hilton Rhodes Resort, in the context of the latter's spin off from "Ionian Hotel Enterprises A.E." with reference date 31 October 2006.

d) On 18 October 2006, the Bank acquired 100% of the Cypriot company "Alpha Group Investments Ltd", which will be used as a holding company for the Group's development strategy in South Eastern Europe.

e) The Bank, based on the decisions of the Ordinary General Shareholders' Meetings held in prior fiscal years, had acquired up to 31 December 2005 8,398,426 treasury shares which represent 2.88% of its share capital.According to Ordinary General Shareholders' Meeting held on 18 April 2006 the Bank may proceed, until 17.4.2007, to the purchase of additional treasury shares of up to 3% of its total outstanding paid-in share capital.The Board of Directors, at its meeting on 18 July 2006, decided the termination as of 20 July 2006 of the current share buyback period, for the period 22 May 2006 up to 20 October 2006, and the initiation of a new time period from 21 July 2006 to 17 April 2007, for the purchase of up to 6,230,552 treasury shares at the lower and upper limit share purchase price of €3.90 and €26.00 per share respectively.

   The Bank has purchased 1,734,999 treasury shares with cost of €39,080 thousand (€22.52 per share), during the period from 4 October 2006 to 30 October 2006.The total number of treasury shares purchased on 30 October 2006 was 20,618,948 shares or 5.06% of the outstanding paid-in share capital.

f) During October 2006, Alpha Astika Akinita D.O.O.E.L. Skopje was founded in Skopje with initial capital € 10,000 by Bank's subsidiary Alpha Astika Akinita A.E.

g) On 2 November 2006, the Bank filed with the Hellenic Capital Market Commission and the Board of Directors of Alpha Leasing A.E. a voluntary public tender offer for the Company's shares in accordance to Law 3461/2006. The consideration amount to be offered is € 6.50 per share. As of the date of the voluntary public tender offer the shares which the Bank is bound to acquire are 137,088 representing 0.35% of Company's share capital. Bank's intention is to acquire shares as of the date and till the end of the tender offer acceptance period through the Athens Stock Exchange. Following completion of the tender offer the Bank will exercise its right to become holder of 100% of Company's shares.

h) On 9 November 2006, a draft bill amendment was introduced to the Greek Parliament, imposing on the Banks, the individual taxation of specific reserves, which have been formed until 31 December 2005 and have arisen from tax deductible profits or specially taxed revenue.In case the above amendment is voted by the Parliament, a tax payment is expected, to an amount which cannot be determined before such law is enacted.

Athens November 14, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	SENIOR MANAGER - GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS ID No. X 661480	DEMETRIOS P. MANTZOUNIS ID No. I 166670	MARINOS S. YANNOPOULOS ID No. N 308546	GEORGIOS N. KONTOS ID No. AB 522299

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 30.09.2006

(In accordance with the International Accounting Standard 34)

ATHENS
NOVEMBER 14, 2006

TABLE OF CONTENTS

General information

At present, the Bank operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who were elected by the shareholders' general meeting on April 19, 2005 ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 July 2006 (resignation of the vice-chairman Mr. Canelopoulos Andreas, who was replaced by Mr. Tanes Minas and election of Mr. Athanasopoulos Takis as a new non-executive member) consists of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Minas G. Tanes

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Takis J. Athanasopoulos *

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Garyfalia B. Spyriouni
	Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed in the Athens Stock Exchange since 1925.
As at 30 September 2006 Alpha Bank was ranked 4th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek market, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDR's) and are traded over the counter in New York (ADR's).

As at 30 September 2006 the Bank has issued 407,685,052 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' trading volume which for the nine month period of 2006 amounted to an average of 1,031,000 shares per day.

In function held on 28 September 2006, for the celebration of 130 years from the foundation and operation of Athens Stock Exchange, Alpha Bank was awarded with the first prize, among all listed companies, as for over ¼ of the century presents continual profitability, contributes to the growth of the Greek stock exchange institution and distributes each year dividend to its shareholders for 58 years.

The credit rating of the Bank remains at a high level compared to the European standards (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive share price prospects.

The financial statements below (pages 3 – 33) have been approved by the Board of Directors on 14 November 2006.

FINANCIAL STATEMENTS AS AT 30.9.2006

Interim income statement

(Thousands of Euro)

	Note	From 1 January to		From 1 July to	
		30.9.2006	30.9.2005	30.9.2006	30.9.2005
Interest and similar income		1,735,732	1,153,861	626,084	409,235
Interest expense and similar charges		(883,258)	(435,628)	(335,936)	(158,708)
Net interest income	2	852,474	718,233	290,148	250,527
Fee and commission income		227,451	196,047	83,005	71,234
Commission expense		(16,123)	(16,329)	(7,227)	(6,683)
Net fee and commission income	3	211,328	179,718	75,778	64,551
Dividend income	4	37,685	59,612	-	3
Gains less losses on financial transactions	5	26,216	(2,170)	573	6,081
Other income	6	10,418	19,321	3,835	3,411
		74,319	76,763	4,408	9,495
Total income		**1,138,121**	**974,714**	**370,334**	**324,573**
Staff costs	7	(271,414)	(259,364)	(89,394)	(85,866)
General administrative expenses	8	(197,354)	(173,845)	(65,714)	(61,242)
Depreciation and amortization expenses	15,16,17	(29,617)	(27,992)	(9,930)	(9,086)
Other expenses		(1,163)	(210)	(402)	(140)
Total expenses		**(499,548)**	**(461,411)**	**(165,440)**	**(156,334)**
Impairment losses and provisions to cover credit risk	9	(165,390)	(171,701)	(49,736)	(55,966)
Profit before taxes		**473,183**	**341,602**	**155,158**	**112,273**
Income tax	10	(104,032)	(58,356)	(36,055)	(24,207)
Profit after taxes		**369,151**	**283,246**	**119,103**	**88,066**
Earnings per share:	11				
Basic (€)		0.94	0.70	0.31	0.22
Diluted (€)		0.94	0.70	0.30	0.22

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Interim balance sheet

(Thousands of Euro)

	Note	30.9.2006	31.12.2005
ASSETS			
Cash and balances with Central Banks	12	974,929	1,621,172
Due from banks		5,493,971	5,673,393
Securities held for trading		275,992	153,587
Derivative financial assets		182,930	139,114
Loans and advances to customers	13	27,460,233	24,201,139
Investment securities			
-Available for sale		8,019,184	7,561,491
Investments in subsidiaries and associates	14	1,512,609	1,481,979
Investment property	15	42,947	43,245
Property, plant and equipment	16	538,190	529,511
Goodwill and other intangible assets	17	36,660	33,016
Deferred tax assets	18	248,227	177,936
Other assets		205,479	143,414
		44,991,351	41,758,997
Non-current assets held for sale	19	90,520	90,249
Total Assets		**45,081,871**	**41,849,246**
LIABILITIES			
Due to banks		7,388,207	8,600,366
Derivative financial liabilities		169,580	140,632
Due to customers	20	20,596,757	19,301,646
Debt securities in issue and other borrowed funds	21	13,536,157	10,665,761
Liabilities for current income tax and other taxes		81,867	87,699
Deferred tax liabilities	18	110,034	19,517
Employee defined benefit obligations		513,096	513,797
Other liabilities		781,750	566,763
Provisions		17,469	1,628
Total Liabilities		**43,194,917**	**39,897,809**
EQUITY			
Share Capital	22	1,589,972	1,456,018
Share premium		125,685	125,685
Reserves		212,201	220,423
Retained earnings	22	297,504	337,439
Treasury shares	22	(338,408)	(188,128)
Total Equity		**1,886,954**	**1,951,437**
Total Liabilities and Equity		**45,081,871**	**41,849,246**

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Interim statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2005	**1,274,272**		**264,835**	**291,548**	**(18,638)**	**1,812,017**
Changes in equity for the period 1.1-30.9.2005						
Valuation on available for sale securities	-	-	1,950	-	-	1,950
Transfer to income statement due to sales of available for sale securities	-	-	(249)	-	-	(249)
Other	-	-	-	402	-	402
Net income recognized directly in equity	-	-	1,701	402	-	2,103
Profit for the period	-	-	-	283,246	-	283,246
Total	-	-	1,701	283,648	-	285,349
Purchase of treasury shares	-	-	-	-	(113,587)	(113,587)
Dividends distributed	-	-	-	(174,064)	-	(174,064)
Increase of share capital from capitalization of reserve and change of nominal value of share to € 5	157,735	-	-	(157,735)	-	-
Acquisition of 61.24% of Delta Singular A.E.P. with issuance of 7,564,106 shares	23,449	125,685	-	-	-	149,134
Capitalization of reserve to round the nominal share price to € 5.35	562	-	-	(562)	-	-
Amortization of initial share options valuation granted to employees	-	-	1,722	-	-	1,722
Balance 30.9.2005	**1,456,018**	**125,685**	**268,258**	**242,835**	**(132,225)**	**1,960,571**

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.10.2005	**1,456,018**	**125,685**	**268,258**	**242,835**	**(132,225)**	**1,960,571**
Changes in equity for the period 1.10-31.12.2005						
Valuation on available for sale securities	-	-	(46,886)	-	-	(46,886)
Transfer to income statement due to sales of available for sale securities	-	-	(1,472)	-	-	(1,472)
Other	-	-	-	(20)	-	(20)
Net income recognized directly in equity	-	-	(48,358)	(20)	-	(48,378)
Profit for the period	-	-	-	94,624	-	94,624
Total	-	-	(48,358)	94,604	-	46,246
Purchase of treasury shares	-	-	-	-	(55,903)	(55,903)
Amortization of initial share options valuation granted to employees	-	-	523	-	-	523
Balance 31.12.2005	**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2006	**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**
Changes in equity for the period 1.1.-30.9.2006						
Valuation on available for sale securities	-	-	(27,155)	-	-	(27,155)
Transfer to income statement due to sales of available for sale securities	-	-	(22,666)	-	-	(22,666)
Net income recognized directly in equity	-	-	(49,821)	-	-	(49,821)
Profit for the period	-	-	-	369,151	-	369,151
Total	-	-	(49,821)	369,151	-	319,330
Purchase of treasury shares	-	-	-	-	(150,280)	(150,280)
Dividends distributed	-	-	-	(237,556)	-	(237,556)
Increase of share capital from capitalization of reserve and change of nominal value of share to € 3.90	133,954	-	-	(133,954)	-	-
Reserves	-	-	37,780	(37,780)	-	-
Amortization of initial share options valuation granted to employees	-	-	3,819	-	-	3,819
Other	-	-	-	204	-	204
Balance 30.9.2006	**1,589,972**	**125,685**	**212,201**	**297,504**	**(338,408)**	**1,886,954**

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Interim cash flow statement

	Note	30.9.2006	30.9.2005
		(Thousands of Euro)	
		From 1 January to	
Cash flows from operating activities			
Profit before taxes		473,183	341,602
Adjustments for:			
Depreciation of property, plant and equipment	15,16	19,670	20,381
Amortization of intangible assets	17	9,947	7,611
Impairment losses and provisions		167,829	174,349
Other adjustments		56,352	1,722
(Gains) / losses from investing activities		(70,192)	(60,075)
(Gains) / losses from financing activities		71,824	59,321
		728,613	544,911
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		(444,535)	195,526
Securities held for trading and derivative financial assets		(166,221)	(200,520)
Loans and advances to customers		(3,521,699)	(3,351,006)
Other assets		(63,053)	(48,702)
Net increase / (decrease) in liabilities relating to operating activities			
Due to banks		(1,214,102)	4,704,345
Derivative financial liabilities		28,947	(58,095)
Due to customers		4,178,140	1,997,156
Other liabilities		198,133	196,017
Net cash flows from operating activities before taxes		(275,777)	3,979,632
Income and other taxes paid		(81,437)	(123,440)
Net cash flows from operating activities		**(357,214)**	**3,856,192**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(10,808)	(258,352)
Proceeds from sale of investments (subsidiaries and associates)		7,914	59
Dividends received	4	37,685	59,612
Purchase of property, plant and equipment	15,16,17	(53,312)	(29,129)
Merger of Belgrade Branch with Alpha Bank AD Beograd		(48,125)	-
Disposal of property, plant and equipment		5,654	120
Net (increase) / decrease in investment securities		(480,148)	(2,993,100)
Net cash flows from investing activities		**(541,140)**	**(3,220,790)**
Cash flows from financing activities			
Purchases/sales of treasury shares		(144,700)	(113,587)
Dividends paid		(234,707)	(170,270)
Proceeds from the issue of loans		-	805,000
Repayment of loans		(79,430)	(128,347)
Net cash flows from financing activities		**(458,837)**	**392,796**
Effect of exchange rate fluctuations on cash and cash equivalents		845	1,049
Net increase / (decrease) in cash and cash equivalents		**(1,356,346)**	**1,029,247**
Cash and cash equivalents at beginning of the period	12	**5,083,955**	**5,392,022**
Cash and cash equivalents at end of the period	12	**3,727,609**	**6,421,269**

The attached notes (pages 9 to 33) form an integral part of these interim financial statements.

Notes to the interim financial statements

Accounting principles applied

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 30.9.2006 in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting".

The accounting policies applied by the Bank in these condensed interim financial statements as at 30 September 2006 are the same as those applied by the Bank in its published financial statements for the year ended 31 December 2005, taking into consideration the new standards, amendments and interpretations issued by the International Accounting Standards Board (IASB) and adopted by the European Union, which are effective for accounting periods beginning on or after 1.1.2006:

1.1 IAS 19 (amendment), «Employee Benefits» (Rule 1910/8.11.2005)

The amendment of IAS 19 introduces the option of an alternative recognition approach for actuarial gains and losses of some benefit plans.

It allows the total recognition of actuarial gains and losses directly in equity. It also clarifies the way the companies must include defined benefit obligations to their financial statements and it imposes the disclosure of additional information.
The Bank has not changed the accounting policies relating to the recognition of defined benefit obligations.

1.2 Amendment IAS 39, Fair Value option (Rule 1864/15.11.2005)

According to the above amendment, under certain circumstances, the Bank has the ability to designate financial instruments upon initial recognition, to be measured at fair value, with changes in fair value recognized in profit and loss (fair value option).
The Bank did not use the above option at the present financial statements.

1.3 IAS 39 (amendment), Recognition and Valuation of financial instruments (Rule 2106/21.12.2005)

According to this amendment, it permits the entities to designate, under certain circumstances, forecast intragroup transactions denominated in foreign currency, as the hedged instrument in the Group's financial statements.

As at 30.9.2006, no forecast intragroup transactions had occurred which could be recognized as hedged instruments.

1.4 IAS 39 and IFRS 4 (amendment), Financial Guarantee Contracts (Rule 108/27.1.2006)

The main objective of these amendments is to ensure that the issuers of financial guarantee contracts include the obligations on their balance sheet. Particularly, the issuer of such contract must initially recognize it at its fair value (except it is considered as an insurance contract) and subsequently to measure it at the higher of:

(i) the amount arising from the principles of IAS 37 relating to provisions.

and

(ii) the amount initially recognized, reduced by the amount that has been already recognized as revenue, according to IAS 18, for revenue recognition.

This amendment did not have a significant effect on the Bank's financial statements.

1.5 Amendment in IAS 21, concerning the effects of exchange prices variation (Rule 708/8.5.2006)

This amendment allows the direct recognition of the foreign exchange differences in equity. These exchange differences result from monetary assets, which consist part of the net investment in foreign currency, even if these monetary assets are presented in different currency from the functional currency of the counterparties of the Group.

On 30.9.2006 no monetary assets consisting part of a net investment in foreign currency existed.

Interpretation 4 *« Determining whether an Arrangement contains a Lease».*

Interpretation 5 *«Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds» (Rule 1910/8.11.2005).*

Interpretation 6 *«Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment» (Rule 108/27.1.2006)*

Interpretation 8 and 9 *«Scope of IFRS 2» and «Reassessment of embedded derivatives» (Rule 1329/8.9.2006)*

The adoption of interpretations 4, 5, 6, 8 and 9 resulted in no substantial effect on the Bank's financial statements.

Apart from the amendments of the Standards and the new interpretations stated above, the European Union, on 27.1.2006, adopted, through rule 108/2006, the International Financial Reporting Standard 7 « Financial instruments: Disclosures», as well as the changes that it has imposed to other Standards.

IFRS 7 and the amendments that it imposes on other standards are effective for accounting periods beginning on or after 1.1.2007 and they are expected to affect significantly the disclosure requirements concerning financial instruments.

In addition from 8.5.2006, through 708/2006 regulation, interpretation 7, « Applying the restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies» was adopted, which is not expected to have a substantial effect on the financial statements of the Bank.

Finally, IASB has issued interpretation 10 which is effective for annual periods beginning after 1.11.2006 and it has not been adopted, yet, by the European Union. Its application will not have a significant impact on the financial statements of the Bank.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The adoption by the European Union, by 31 December 2006, of new standards, interpretations or amendments issued by the International Accounting Standards Board (IASB) and their mandatory or voluntary adoption after 1 January 2006, may retrospectively affect the period that these interim financial statements cover.

Income Statement

2. Net interest income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Due from Banks	84,222	114,316	24,760	36,738
Securities	195,429	64,986	69,570	26,074
Loans and advances to customers	1,264,805	965,543	455,925	343,039
Due to Banks	(154,760)	(64,614)	(57,813)	(26,148)
Due to Customers	(178,998)	(129,942)	(66,908)	(45,797)
Debt securities in issue and other borrowed funds	(302,481)	(189,709)	(115,186)	(69,828)
Other	(55,743)	(42,347)	(20,200)	(13,551)
Total	**852,474**	**718,233**	**290,148**	**250,527**

3. Net fee and commission income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Loans	39,382	29,390	14,836	10,914
Letters of guarantee	25,039	23,620	8,403	8,093
Imports-Exports	13,666	13,911	4,011	4,765
Credit Cards	32,199	29,241	13,306	11,118
Fund transfers	44,478	45,912	14,572	16,008
Mutual Funds	31,782	20,652	9,288	7,878
Management and advisory fees	5,481	5,705	1,137	1,353
Other	19,301	11,287	10,225	4,422
Total	**211,328**	**179,718**	**75,778**	**64,551**

4. Dividend income

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Subsidiaries and associates	35,870	57,819	-	1
Available-for-sale securities	1,815	1,793	-	2
Total	**37,685**	**59,612**	**-**	**3**

5. Gains less losses on financial transactions

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Foreign exchange differences	13,472	1,759	3,571	3,828
Bonds	(5,981)	(13,449)	(2,543)	(1,945)
Shares	20,839	4,367	7,745	916
Other financial instruments	(2,114)	5,153	(8,200)	3,282
Total	**26,216**	**(2,170)**	**573**	**6,081**

6. Other income

	From 1 January to		From 1 July to	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Rental income	2,213	2,090	747	711
Sale of fixed assets	2,132	2,534	889	1,756
Insurance indemnities	337	509	236	67
Secondment of personnel to group companies	1,652	1,590	444	452
Goodwill from merger with Delta Singular A.E.P.	-	7,695	-	-
Other	4,084	4,903	1,519	425
Total	**10,418**	**19,321**	**3,835**	**3,411**

7. Staff costs

	From 1 January to		From 1 July to	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Wages and salaries	170,490	160,387	56,658	53,362
Social Security contributions	51,305	50,973	16,459	17,555
Expenses of defined benefit plans	34,500	33,123	11,500	11,041
Other	15,119	14,881	4,777	3,908
Total	**271,414**	**259,364**	**89,394**	**85,866**

As at 30.9.2006 staff costs include € 3,819 (30.9.2005: € 1,722) that relate to the amortization of initial share options valuation granted to employees.

The total employees of the Bank as at 30.9.2006 were 7,271 (30.9.2005: 7,143), of which 6,910 (30.9.2005: 6,952) are employed in Greece and 361 (30.9.2005: 191) are employed abroad.

8. General administrative expenses

	From 1 January to		From 1 July to	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Rent of buildings	17,340	15,790	6,108	5,390
Rent and maintenance of EDP equipment	12,156	11,074	4,161	3,138
EDP expenses	25,959	21,892	8,848	7,712
Marketing and advertisement expenses	18,947	18,181	4,413	7,967
Telecommunications and postage	15,039	13,022	5,237	4,131
Third party fees	13,024	11,477	4,588	4,174
Consultants fees	6,107	5,104	2,415	1,723
Contribution to Deposit Guarantee Fund	7,804	7,262	2,761	2,324
Insurance	5,725	6,756	1,753	2,264
Consumables	3,227	3,111	685	1,157
Electricity	3,718	3,363	1,463	1,320
Taxes (VAT, real estate etc)	22,388	19,145	7,339	6,060
Repairs of buildings and equipment	2,825	2,636	955	864
Cleaning fees	1,642	1,657	558	552
Security	3,364	3,033	1,456	1,152
Transportation	2,490	2,558	817	859
Agency fees	5,199	3,366	510	1,307
Other	30,400	24,418	11,647	9,148
Total	**197,354**	**173,845**	**65,714**	**61,242**

9. Impairment losses and provisions to cover credit risk

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Impairment on loans and advances	151,575	174,251	49,843	56,659
Provisions to cover credit risk from off balance sheet items	14,946	-	-	-
Recoveries	(1,131)	(2,550)	(107)	(693)
Total	**165,390**	**171,701**	**49,736**	**55,966**

10. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 32% for 2005, 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, the tax rate for entities that have concluded mergers is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were *related up* to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2005 profit of the Bank was taxed at the rate of 22% and the 2006 profit will be taxed with 24% due to the merger with Delta Singular A.E.P., a listed company, which was not related with the Bank before 1.1.1997.

It should be noted that, due to the fact that all profits have been taxed, the distribution of dividends to shareholders are free of tax.

Income tax

Income tax is analyzed as follows:

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Current tax	83,806	48,730	26,722	19,889
Deferred tax	20,226	9,626	9,333	4,318
Total	**104,032**	**58,356**	**36,055**	**24,207**

The difference of income tax in the comparative periods is due to the increased profit for the period 1.1 – 30.9.2006, the decrease of non taxable income (dividends) and the change of tax rate as mentioned above.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 July to	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Amortization and write-offs of fixed assets	6,883	8,423	2,332	2,973
Loans and advances	5,607	2,187	15,599	3,560
Employee defined benefit obligations	369	598	131	194
Valuation of derivatives	8,232	(8,572)	(1,448)	(7,494)
Amortization of transaction costs and fees of financial instruments	811	1,305	391	454
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(1,568)	5,726	(8,444)	4,696
Other temporary differences	(108)	(41)	772	(65)
Total	**20,226**	**9,626**	**9,333**	**4,318**

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to		From 1 July to	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Profit attributable to shareholders (in € thousand)	369,151	283,246	119,103	88,066
Weighted average number of outstanding ordinary shares	393,326,333	402,189,497	389,554,901	402,415,877
Basic earnings per share (in € per share)	0.94	0.70	0.31	0.22

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 July to	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Profit attributable to shareholders (in € thousand)	369,151	283,246	119,103	88,066
Weighted average number of outstanding ordinary shares	393,326,333	402,189,497	389,554,901	402,415,877
Adjustment for share options	983,702	550,066	1,010,221	577,997
Weighted average number of outstanding ordinary shares for diluted earnings per share	394,310,035	402,739,563	390,565,122	402,993,874
Diluted earnings per share (in € per share)	0.94	0.70	0.30	0.22

Basic and diluted earnings per share, for the period from 1 January 2005 to 30 September 2005 have been restated in order to be comparative, due to distribution of additional shares from the capitalization of reserve on 3 May 2006, in accordance with the decision of the Shareholders' Meeting on 18 April 2006.

Assets

12. Cash and balances with Central Banks

	30.9.2006	31.12.2005
Cash	196,957	271,373
Cheques receivable	39,159	40,734
Balances with Central Banks	738,813	1,309,065
Total	**974,929**	**1,621,172**
Of which mandatory deposits with Central Banks:	458,592	821,890

Cash and cash equivalents (as presented for the purposes of the cash flow statement)

	30.9.2006	31.12.2005
Cash and balances with Central Banks	516,337	799,282
Sale and repurchase agreements (Reverse Repos)	389,249	2,148,476
Short-term placements with other banks	2,822,023	2,136,197
Total	**3,727,609**	**5,083,955**

Cash and cash equivalents, as presented in the cash flow statement for the period from 1 January 2005 to 30 September 2005 have been restated in order to be comparative with the respective figures from the period 1/1-30/9/2006, as mandatory deposits with Central Banks are not included in the calculation of cash and cash equivalents.

Due to the merger of Alpha Bank Belgrade Branch with the subsidiary Alpha Bank A.D. Beograd (note 27, par. e) in May 2006, cash and cash equivalent have been reduced by an amount of € 48,125.

13. Loans and advances to customers

	30.9.2006	31.12.2005
Individuals:		
Mortgages	7,723,829	6,616,104
Consumer	2,103,683	1,736,453
Credit cards	913,367	863,798
Other	153,084	161,195
	10,893,963	9,377,550
Companies:		
Loans	17,286,268	15,440,322
	17,286,268	15,440,322
Other receivables	209,539	206,244
	28,389,770	25,024,116
Allowance for impairment losses	(929,537)	(822,977)
Total	**27,460,233**	**24,201,139**

* In addition to the provision made for impairment on loans and advances, an additional provision of € 14,946 has been made for the nine month period of 2006 to cover credit risk relating to off balance sheet items. The total provision recorded to cover credit risk amounts to € 944,483.

Allowance for impairment losses

Balance 1.1.2005	**621,120**
Exchange differences	(184)
Impairment on loans and advances (note 9)	174,251
Provision from merger with Delta Singular A.E.P.	7,566
Loans written-off during the period	(13,129)
Balance 30.9.2005	**789,624**
Exchange differences	(2)
Impairment on loans and advances	60,331
Loans written-off during the period	(26,976)
Balance 31.12.2005	**822,977**
Exchange differences	(91)
Impairment on loans and advances (note 9)	151,575
Decrease due to merger of Belgrade Branch with Alpha Bank A.D. Beograd (note 27 par. e)	(3,180)
Unwinding of the discount of allowance	52,533
Loans written-off during the period	(94,277)
Balance 30.9.2006	**929,537**

14. Investments in subsidiaries and associates

	1.1-30.9.2006		1.10-31.12.2005	1.1-30.9.2005
Subsidiaries				
Beginning balance	1,471,394		1,479,482	1,221,616
Additions	32,499	(1)	711	257,911
Disposals	(3,371)	(2)	(6,704)	(45)
Valuation of subsidiaries fair value hedge	1,444	(4)	-	-
Transfer to non-current assets held for sale	-		(1,755)	-
Impairment	-		(340)	-
Ending balance	1,501,966		1,471,394	1,479,482
Associates				
Beginning balance	10,463		10,463	110,082
Additions	1,236		-	977
Disposals	(1,178)	(3)	-	(100,336)
Impairment	-		-	(260)
Ending balance	10,521		10,463	10,463
Joint Ventures				
Beginning balance	122		122	50
Additions	-		-	72
Ending balance	122		122	122
Total	**1,512,609**		**1,481,979**	**1,490,067**

Additions of investments represent shares purchases, participation in share capital increases and issuances of shares due to mergers.

Disposals of investments represent sales of shares, repayment of capital and liquidation of companies.

(1) The following amounts are included to:
- € 3,230 share purchases of Ionian Hotel Enterprise
- € 4,820 share purchases of Alpha Astika Akinita A.E.
- € 24,351 increase of investment to subsidiary Jubanka A.D. due to the merger with Bank's Belgrade Branch. As at 1.6.2006 Jubanka A.D. was renamed to Alpha Bank A.D. Beograd and as at 9.10.2006 to Alpha Bank Srbija A.D.

(2) The amount of € 3,371 refers to the sale of Alpha Private Investment Services A.E.P.E.Y. (note 27, paragr. a).

(3) It includes an amount of:

- € 436 referring to the sale of Lesvos Tourist Company A.E. (note 27, paragr. c).

- € 742 referring to capital repayment from ALC Novelle Investments Ltd.

(4) From the second quarter of the current fiscal year the Bank uses FX SWAPS to hedge the foreign exchange risk of the investment in Alpha bank London.

Summary Financial Information Subsidiaries and Associates

a. *Subsidiaries*

Name	Country of Incorporation	Balances 30.9.2006 Assets	Equity	Liabilities	Turnover 1.1-30.9.2006	Profit/(loss) before tax 1.1-30.9.2006	Ownership interest % 30.9.2006
BANKS							
1. Alpha Bank London Ltd	United Kingdom	668,693	93,601	575,092	22,769	2,846	100.00
2. Alpha Bank Ltd	Cyprus	3,035,883	236,328	2,799,555	132,338	30,158	100.00
3. Alpha Bank Romania S.A.	Romania	1,895,043	205,688	1,689,355	93,228	25,289	99.44
4. Alpha Bank AD Skopje	FYROM	82,039	24,588	57,451	4,730	2,038	100.00
5. Alpha Bank A.D. Beograd	Serbia	461,838	125,095	336,743	25,729	(1,847)	99.99
LEASING/ FACTORING COMPANIES							
1. Alpha Leasing A.E.	Greece	921,270	276,435	644,835	38,669	11,032	92.24
2. Alpha Leasing Romania S.A.	Romania	74,644	10,657	63,987	5,671	1,765	62.94
3. ABC Factors A.E.	Greece	321,396	58,642	262,754	18,474	6,078	100.00
INVESTMENT BANKING							
1. Alpha Finance A.X.E.P.E.Y.	Greece	162,992	47,648	115,344	30,487	9,323	99.62
2. Alpha Finance US Corporation	U.S.A.	878	860	18	728	(286)	100.00
3. Alpha Finance Romania S.A.	Romania	3,818	2,219	1,599	1,058	107	45.68
4. Alpha Ventures	Greece	25,772	25,505	267	389	(229)	99.42
ASSET MANAGEMENT							
1. Alpha Asset Management AEDAK	Greece	53,424	39,544	13,880	50,664	11,887	85.21
INSURANCE							
1. Alpha Insurance A.E.	Greece	411,325	76,728	334,597	130,947	11,047	99.56
2. Alpha Insurance Agents A.E.	Greece	5,458	4,126	1,332	4,654	4,627	100.00
OTHER COMPANIES							
1. Alpha Astika Akinita A.E.	Greece	110,670	107,192	3,478	12,282	6,262	66.09
2. Alpha Group Jersey Ltd	Jersey	923,881	293	923,588	39,546	117	100.00
3. Ionian Hotel Enterprises A.E.	Greece	252,959	103,287	149,672	36,109	1,808	92.69
4. Ionian Holding A.E.	Greece	344,478	344,374	104	2,045	1,925	100.00
5. Oceanos A.T.O.E.E.	Greece	22,201	17,951	4,250	1,113	680	100.00
6. Alpha Credit Group Plc	United Kingdom	13,589,323	23,852	13,565,471	302,225	11,427	100.00
7. Messana Holdings S.A.	Luxembourg	138	79	59	4	(8)	99.00
8. Kafe Mazi A.E.	Greece	151	99	52	149	10	100.00
9. Evremethea A.E.	Greece	1,282	86	1,196	1,156	(4)	100.00

b. *Associates*

	Name	Country of incorporation	Equity	Profit/(loss) before tax 1.1-30.9.2006	Ownership interest % 30.9.2006
1.	A.L.C.Novelle Investments Ltd.	Cyprus	13,317	197	33.33
2.	Icap A.E.	Greece	19,555	1,830	26.96
3.	Evisak A.E.	Greece	2,937	32	27.00
4.	Galognomon A.E. (under liquidation)	Greece	1,212	(2)	20.00
5.	AEDEP Thessalias and Stereas Ellados	Greece	147	-	50.00

c. *Joint Ventures*

1.	Cardlink A.E.	Greece	289	227	50.00
2.	APE Fixed Assets A.E.	Greece	24	(10)	60.10
3.	APE Commercial Property A.E.	Greece	24	(11)	60.10

Where amounts are not mentioned the respective balances are immaterial.

15. Investment property

	Land and buildings
Balance 1.1.2005	
Cost	49,520
Accumulated Depreciation	(5,973)
Net Book Value 1.1.2005	43,547
1.1.2005-30.9.2005	
Net Book Value 1.1.2005	43,547
Additions	101
Additions from merger with Delta Singular A.E.P.	36,546
Accumulated depreciation from merger with Delta Singular A.E.P.	(2,940)
Reclassification to non-current assets held for sale	(33,463)
a) Cost	(36,591)
b) Accumulated depreciation	3,128
Depreciation charge for the period	(488)
Net Book Value 30.9.2005	43,303
Balance 30.9.2005	
Cost	49,576
Accumulated Depreciation	(6,273)
1.10.2005-31.12.2005	
Net Book Value 1.10.2005	43,303
Additions	42
Depreciation charge for the period	(100)
Net book value 31.12.2005	43,245
Balance 31.12.2005	
Cost	49,618
Accumulated Depreciation	(6,373)
1.1.2006-30.9.2006	
Net Book Value 1.1.2006	43,245
Additions	3
Depreciation charge for the period	(301)
Net Book Value 30.9.2006	42,947
Balance 30.9.2006	
Cost	49,621
Accumulated Depreciation	(6,674)

16. Property, plant and equipment

	Land and Buildings	Leased Equipment	Equipment	Total
Balance 1.1.2005				
Cost	638,891	8,406	221,442	868,739
Accumulated depreciation	(143,739)	(8,292)	(188,860)	(340,891)
Net Book Value 1.1.2005	495,152	114	32,582	527,848
1.1.2005-30.9.2005				
Net book value 1.1.2005	495,152	114	32,582	527,848
Additions	5,629	-	15,634	21,263
Additions from merger with Delta Singular A.E.P.	-	800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.P.	-	(270)	(1,902)	(2,172)
Foreign exchange differences	(102)	-	(11)	(113)
a) Cost	(101)	-	(18)	(119)
b) Accumulated depreciation	(1)	-	7	6
Disposals	(406)	-	(787)	(1,193)
a) Cost	(1,186)	-	(3,380)	(4,566)
b) Accumulated depreciation	780	-	2,593	3,373
Reclassification from non-current assets held for sale	1,703	-	-	1,703
a) Cost	1,928	-	-	1,928
b) Accumulated depreciation	(225)	-	-	(225)
Transfer to other category	(5)	-	5	-
a) Cost	(319)	-	319	-
b) Accumulated depreciation	314	-	(314)	-
Depreciation charge for the period	(8,901)	(262)	(10,730)	(19,893)
Net Book Value 30.9.2005	493,070	382	36,884	530,336
Balance 30.9.2005				
Cost	644,842	9,206	236,090	890,138
Accumulated Depreciation	(151,772)	(8,824)	(199,206)	(359,802)
1.10.2005-31.12.2005				
Net Book Value 1.10.2005	493,070	382	36,884	530,336
Additions	3,062	-	3,108	6,170
Foreign exchange differences	(18)	-	-	(18)
a) Cost	(14)	-	4	(10)
b) Accumulated depreciation	(4)	-	(4)	(8)
Disposals	(97)	-	(84)	(181)
a) Cost	(151)	-	(506)	(657)
b) Accumulated depreciation	54	-	422	476
Transfer to other category	-	-	-	-
a) Cost	-	(7,996)	7,996	-
b) Accumulated depreciation	-	7,996	(7,996)	-
Depreciation charge for the period	(3,192)	(62)	(3,542)	(6,796)
Net book value 31.12.2005	492,825	320	36,366	529,511
Balance 31.12.2005				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2006-30.9.2006				
Net Book Value 1.1.2006	492,825	320	36,366	529,511
Additions	14,260	-	20,497	34,757
Foreign exchange differences	(8)	-	(2)	(10)
a) Cost	(11)	-	(6)	(17)
b) Accumulated depreciation	3	-	4	7
Disposals [1]	(6,208)	-	(559)	(6,767)
a) Cost	(6,642)	-	(2,085)	(8,727)
b) Accumulated depreciation	434	-	1,526	1,960
Transfer to other category	-	-	-	-
a) Cost	-	(68)	68	-
b) Accumulated depreciation	-	68	(68)	-
Depreciation charge for the period[2]	(9,301)	(90)	(9,910)	(19,301)
Net book value 30.9.2006	491,568	230	46,392	538,190
Balance 30.9.2006				
Cost	655,346	1,142	265,166	921,654
Accumulated depreciation	(163,778)	(912)	(218,774)	(383,464)

[1] Disposals include an amount of € 6,134 referring to property, plant and equipment of Belgrade Branch merged in May 2006 with Alpha Bank A.D. Beograd.

[2] For the reason mentioned above, depreciation charge for the period does not include depreciation for 1.1 – 31.5.2006 of Belgrade Branch amounted to € 68.

17. Goodwill and other intangible assets

Only software is included in this category.

Balance 1.1.2005	
Cost	83,954
Accumulated amortization	(60,845)
Net Book Value 1.1.2005	23,109
1.1.2005-30.9.2005	
Net book Value 1.1.2005	23,109
Additions	7,765
Additions from merger with Delta Singular A.E.P.	620
Accumulated amortization from merger with Delta Singular A.E.P.	(381)
Amortization charge for the period	(7,611)
Net Book Value 30.9.2005	23,502
Balance 30.9.2005	
Cost	92,339
Accumulated amortization	(68,837)
1.10.2005-31.12.2005	
Net Book Value 1.10.2005	23,502
Additions	11,803
Amortization charge for the period	(2,289)
Net Book Value 31.12.2005	33,016
Balance 31.12.2005	
Cost	104,142
Accumulated amortization	(71,126)

1.1.2006-30.9.2006	
Net Book Value 1.1.2006	33,016
Additions	13,642
Foreign exchange differences	(2)
a) Cost	(2)
b) Accumulated amortization	-
Disposals	(49)
a) Cost	(63)
b) Accumulated amortization	14
Amortization charge for the period	(9,947)
Net Book Value 30.9.2006	36,660
Balance 30.9.2006	
Cost	117,719
Accumulated amortization	(81,059)

18. Deferred tax assets and liabilities

	30.9.2006	**31.12.2005**
Deferred tax assets	248,227	177,936
Deferred tax liabilities	(110,034)	(19,517)
Total	138,193	158,419

	1.1.2005-30.9.2005					
		Recognition in				
		Income statement		Equity		
	Balance 1.1.2005	**Assets**	**Liabilities**	**Assets**	**Liabilities**	**Balance 30.9.2005**
Depreciation	36,297	-	(8,423)	387	-	28,261
Loans and advances	238	1,305	(3,492)	1,640	-	(309)
Valuation of derivative financial instruments	429	8,772	(200)	-	-	9,001
Other provisions	88	54	(13)	-	(20)	109
Amortization of transaction costs and fees of financial instruments	6,180	138	(1,443)	-	-	4,875
Employee defined benefit obligations	127,585	-	(598)	-	-	126,987
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(233)	-	(5,726)	-	-	(5,959)
Total	**170,584**	**10,269**	**(19,895)**	**2,027**	**(20)**	**162,965**

	1.10.2005-31.12.2005					
		Recognition in				
		Income statement		Equity		
	Balance 1.10.2005	Assets	Liabilities	Assets	Liabilities	Balance 31.12.2005
Depreciation	28,261	-	(3,303)	-	-	24,958
Loans and advances	(309)	4,082	(1,666)	-	-	2,107
Valuation of derivative financial instruments	9,001	-	(3,623)	-	-	5,378
Other provisions	109	-	(22)	-	-	87
Amortization of transaction costs and fees of financial instruments	4,875	28	(553)	-	-	4,350
Employee defined benefit obligations	126,987	118	(619)	-	-	126,486
Valuation of *liabilities to credit* institutions and other borrowed funds due to fair value hedge	(5,959)	-	1,012	-	-	(4,947)
Total	**162,965**	**4,228**	**(8,774)**	**-**	**-**	**158,419**

	1.1.2006-30.9.2006					
		Recognition in				
		Income statement		Equity		
	Balance 1.1.2006	Assets	Liabilities	Assets	Liabilities	Balance 30.9.2006
Depreciation	24,958	102	(6,984)	-	-	18,076
Loans and advances	2,107	36,321	(41,929)	-	-	(3,501)
Valuation of derivative financial instruments	5,378	6,466	(14,698)	-	-	(2,854)
Other provisions	87	1,519	(1,411)	-	-	195
Amortization of transaction costs and fees of financial instruments	4,350	4,825	(5,636)	-	-	3,539
Employee defined benefit obligations	126,486	696	(1,065)	-	-	126,117
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(4,947)	20,361	(18,793)	-	-	(3,379)
Total	**158,419**	**70,290**	**(90,516)**	**-**	**-**	**138,193**

19. Non-current assets held for sale

a) Property, plant and equipment

	Land and Buildings	Office Equipment	Total
1.1.2005-30.9.2005			
Balance 1.1.2005	32,002	617	32,619
Additions	2,996	-	2,996
Additions from merger with Delta Singular A.E.P.	21,175	-	21,175
Disposals	(2,849)	-	(2,849)
Reclassification to property, plant and equipment	(1,703)	-	(1,703)
Reclassification from investment property	33,463	-	33,463
Balance 30.9.2005	**85,084**	**617**	**85,701**
1.10.2005-31.12.2005			
Balance 1.10.2005	85,084	617	85,701
Additions	6,010	20	6,030
Disposals	(3,185)	(52)	(3,237)
Balance 31.12.2005	**87,909**	**585**	**88,494**
1.1.2006-30.9.2006			
Balance 1.1.2006	87,909	585	88,494
Additions	4,581	329	4,910
Disposals	(2,559)	(325)	(2,884)
Balance 30.9.2006	**89,931**	**589**	**90,520**

b) Investments

Balance 31.12.2005	1,755
1.1.2006-30.9.2006	
Balance 1.1.2006	1,755
Disposals	(1,755)
Balance 30.9.2006	-

Disposals of € 1,755 refer to the sale of Alpha Insurance Romania S.A. (note 27, par. b).

Liabilities

20. Due to customers

	30.9.2006	31.12.2005
Current accounts	5,269,952	5,481,435
Saving accounts	9,609,591	9,652,069
Term deposits		
- Synthetic swaps	288,059	357,627
- Other	4,761,735	2,887,928
Sale and repurchase agreements (Repos)	485,550	738,018
	20,414,887	**19,117,077**
Cheques payable	181,870	184,569
Total	**20,596,757**	**19,301,646**

21. Debt securities in issue and other borrowed funds

The Bank, to effectively fund its activities has significantly broadened its funding sources so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Bank has issued:

i) Senior debt securities
ii) Subordinated debt securities

These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities.

Their initial maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

iii) Hybrid securities with or without interest step-up clause.
These securities are referred to as hybrid securities because they combine characteristics of debt and equity. They are perpetual securities and are offered for long-term borrowing. They can be redeemed after the expiration of 10 years.

Senior debt	30.9.2006	31.12.2005
Euro due 2006	10,207	2,519,937
Euro due 2007 callable in 2006	-	7,126
Euro due 2007	1,003,050	901,444
US $ 5 million due 2007	3,804	-
HKD 100 million due 2007	10,241	11,027
Euro due 2008	508,494	507,260
US $ 10 million due 2008 callable in 2006	7,596	8,052
Euro due 2009	1,683,417	710,405
Euro due 2009 callable in 2007	39,243	-
CZK 1,500 million due 2009	52,963	51,511
US $ 11 million due 2009 callable in 2006	8,434	8,960
US $ 5 million due 2009 callable in 2006	3,758	4,027
HKD 50 million due 2009	5,118	5,497

Euro due 2010	1,125,121	924,947
Euro due 2010 callable in 2006	36,249	56,600
Euro due 2010 callable in 2007	2,502,673	2,502,060
US $ 7 million due 2010 callable in 2006	4,804	5,366
US $ 50 million due 2010 callable in 2007	39,647	42,521
Euro due 2011	457,421	15,439
CZK 700 million due 2011	24,600	-
Euro due 2011 callable in 2006	15,160	22,843
Euro due 2011 callable in 2007	6,919	-
Euro due 2011 callable in 2008	3,203,655	-
Euro due 2012	315,763	316,104
Euro due 2012 callable in 2006	56,565	9,353
Euro due 2013	319,373	19,341
Euro due 2015	11,985	12,360
US $ 3 million due in 2016	2,399	-
Euro due 2021	82,062	-
Total	**11,540,721**	**8,662,180**

The majority of senior debt securities bears a Euribor floating rate, with a margin between -10 and +30 basis points, which is connected with bond's start date and maturity date.

Subordinated debt

Euro due 2012 callable in 2007	325,840	325,817
Euro due 2013 callable in 2008	351,870	351,570
Euro due 2014 callable in 2009	201,470	201,115
JPY 30 billion callable in 2015	204,015	203,706
Total	**1,083,195**	**1,082,208**

Subordinated debt securities due in 2012 carry interest at three-month Euribor plus 90 basis points spread, until they are redeemed. If they are not redeemed, the spread increases to 220 basis points.

Subordinated debt securities, due in 2013, carry interest at three-month Euribor plus a margin between 65 and 90 basis points, until they are redeemed. If they are not redeemed, the spread increases to 195 up to 220 basis points.

Subordinated debt securities, due in 2014, carry interest at three-month Euribor plus 60 basis points spread, until they are redeemed. If they are not redeemed, the spread increases to 190 basis points.

The subordinated debt securities in JPY, with the first call option to redeem in 2015, carrying a fixed rate of 2.94%.

Hybrid securities

Euro perpetual callable in 2012	301,350	301,224
Euro perpetual callable in 2015	610,891	620,149
Total	**912,241**	**921,373**
Grand total	**13,536,157**	**10,665,761**

The interest rate of the hybrid security, with a first redemption option in 2012 is three-month Euribor plus 265 basis points until the redemption date, which increases to 397.5 basis points in the event that the security is not redeemed.

The interest rate on the hybrid security, with the first redemption option in 2015 carry interest at a fixed rate of 6% for the first five years and thereafter it is determined annually as four times the difference between the 10 years CMS and 2 years CMS with a floor of 3.25% and a cap of 10%.

Equity

22. Share capital, Retained earnings and Treasury shares

a. Share capital increase

The Bank's shareholders during the General Meeting on 18.4.2006 approved an increase of the share capital by € 133,954 with the issuance of 116,481,444 shares with a par value of € 3.90 each at a ratio of 4 new for 10, through the capitalization of retained earnings at an amount of € 133,954 and the decrease of nominal value of each share from € 5.00 to € 3.90.

After the above increase the Bank's share capital amounts to € 1,589,972 divided by 407,685,052 shares.

The share capital increase has been approved by the Ministry of Development decision No K2-6543/3.5.2006.

b. Retained earnings

On 2 May 2006 dividends of a total amount of € 237,556 were distributed (€ 0.84 per share), for the fiscal year 2005.

c. Treasury shares

Treasury shares refer to Alpha Bank shares, held by the Bank and are analyzed as follows:

Alpha Bank	No of shares	Cost €	Ownership interest %
Balance 1.1.2006	8,398,426	188,128	
Bonus shares (4/10)	3,359,370	-	
Purchases 1.1-30.9.2006	7,126,153	150,280	
Balance 30.9.2006	**18,883,949**	**338,408**	**4.63%**

Additional Information

23. Contingent liabilities and commitments

a) Legal issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal actions. No provision has been recorded because after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax Issues

The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. A tax audit is in process by the tax authorities for the years from 2003 up to 2005 and is expected to be finalized at the end of the current year.

Additional taxes and penalties may be imposed for the unaudited years.

c) Operating leases

The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes.

The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.
The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	30.9.2006	31.12.2005
Less than one year	22,464	20,675
Between one and five years	65,896	60,747
More than five years	39,344	34,941
Total	**127,704**	**116,363**

The lease expense for the nine month period of the current fiscal year relating to buildings amounts to € 17,340 (2005: € 15,790) and is included in General administrative expenses.

The Bank as a lessor

The Bank claims regarding owned buildings rental either to group companies or third parties companies.

The minimum future revenues are:

	30.9.2006	31.12.2005
Less than one year	2,972	2,718
Between one and five years	9,263	9,356
More than five years	4,965	5,202
Total	**17,200**	**17,276**

The lease revenue for the nine month period of the current fiscal year amounts to € 2,213 (2005: € 2,090) and is included in Other income.

d) Off balance sheet liabilities

	30.9.2006	31.12.2005
Letters of guarantee	4,227,775	3,627,622
Letters of credit	154,547	212,879
Credit commitments	12,776,196	11,794,929
Guarantees issued for bonds by subsidiaries	13,507,815	10,640,897
Total	**30,666,333**	**26,276,327**

e) Assets pledged

	30.9.2006	31.12.2005
Securities linked to Reverse Repos	-	420,000
Investment securities	585,000	165,000
Total	**585,000**	**585,000**

From the investment securities portfolio an amount of € 80,000 is pledged for capital withdrawal and an amount of € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as margin account insurance. The remaining securities are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

24. Segment reporting

(Millions of Euro)

30.9.2006	Bank	Retail Banking	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	852.5	629.5	171.2	2.9	37.3	11.6	-
Commission	211.3	103.5	58.6	35.1	12.0	2.1	-
Other income	74.3	7.8	2.1	0.8	2.1	0.5	61.0
Total income	**1,138.1**	**740.8**	**231.9**	**38.8**	**51.4**	**14.2**	**61.0**
Expenses	(499.5)	(362.0)	(64.5)	(19.7)	(13.4)	(8.0)	(31.9)
Impairment	(165.4)	(126.8)	(38.6)	-	-	-	-
Profit before tax	**473.2**	**252.0**	**128.8**	**19.1**	**38.0**	**6.2**	**29.1**

30.9.2005	Bank	Retail Banking	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	718.2	519.3	162.2	1.6	24.9	10.2	-
Commission	179.7	86.0	62.0	22.2	7.5	1.9	0.1
Other income	76.8	7.6	2.2	2.2	(6.4)	1.4	69.8
Total income	**974.7**	**612.9**	**226.4**	**26.0**	**26.0**	**13.5**	**69.9**
Expenses	(461.4)	(332.4)	(62.6)	(20.9)	(10.8)	(9.2)	(25.5)
Impairment	(171.7)	(102.9)	(68.8)	-	-	-	-
Profit before tax	**341.6**	**177.6**	**95.0**	**5.1**	**15.2**	**4.3**	**44.4**

i. Retail banking

Includes all individuals (retail banking customers) of the Bank, free lancers, small and very small companies.

The Bank offers through its extension branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term

deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letters of guarantee), debit and credit cards to the above customers.

ii. Corporate banking

Includes all medium-sized and large companies, corporations with multinational activities, shipping corporations and corporations managed by the Corporate Banking Division (Corporate). The Bank offers working capital facilities, corporate loans, and letters of guarantee.

iii. Asset management / Insurance

Consists of a wide range of asset management services through the Bank's private banking units.

In addition a wide range of insurance products are also offered to individuals and corporations.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. This segment also includes the interbank Dealing Room (FX Swaps, Bonds, Futures, IRS, Interbank placements – Borrowings etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South Eastern Europe.

vi. Other

This segment consists of the administration of the Bank.

25. Capital adequacy

The ratios measure capital adequacy by comparing the Bank's eligible capital with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the banking book and the market risk of the trading book.

The Bank uses all modern methods to manage its capital adequacy. It has issued hybrid and subordinated debt which are included in the calculation of eligible capital. The cost of these types of debt is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	(Millions of Euro)	
	30.9.2006	**31.12.2005**
Risk-weighted assets from credit risk	29,216	25,659
Risk-weighted assets from market risk	591	569
Total Risk-weighted assets	29,807	26,228
Upper Tier I capital	1,867	1,881
Tier I capital	1,830	1,848
Total Tier I + Tier II capital	3,454	3,485
Upper Tier I ratio	6.3%	7.2%
Tier I ratio	6.1%	7.0%
Capital adequacy ratio Tier I + Tier II	**11.6%**	**13.3%**

26. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length transaction terms and are approved by Bank's relevant committees.

a. The outstanding balances arising from the transactions with members of the Board of Directors, the Executive General Managers and their close family members are as follows:

	30.9.2006	31.12.2005
Loans	2,027	3,118
Deposits	30,272	10,960
Letters of guarantee	164	145
Interest and similar income	34	
Interest expense and similar charges	554	

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	30.9.2006	31.12.2005
Assets		
Due from banks	1,645,395	1,026,244
Securities held for trading	40,750	40,695
Derivative financial assets	219	477
Loans and advances to customers	1,069,401	942,800
Available for sale securities	373,591	441,499
Total	3,129,356	2,451,715
Liabilities		
Due to banks	1,033,527	735,660
Due to customers	458,643	432,265
Derivatives financial liabilities	281	283
Debt securities in issue and other borrowed funds	13,536,157	10,665,761
Other liabilities	6,854	2,734
Total	15,035,462	11,836,703

	30.9.2006	30.9.2005
Income		
Interest and similar income	72,593	38,055
Dividend income	35,715	57,624
Fee and commission income	35,524	22,506
Other income	1,850	1,697
Total	145,682	119,882
Expenses		
Interest expenses and similar charges	334,117	206,009
Commission expense	1,159	2,759
General administrative expenses	12,172	19,012
Total	347,448	227,780
Letters of guarantee and other guarantee	72,843	-

II. Associates

	30.9.2006	31.12.2005
Assets		
Loans and advances to customers	960	1,390

	30.9.2006	31.12.2005
Liabilities		
Due to customers	1,014	639

Income	30.9.2006	30.9.2005
Interest and similar income	72	84
Dividends income	155	195
Fee and commission income	24	17
Other income	334	-
Total	585	296
Expenses		
Interest and similar charges	5	5
General administrative expenses	509	688
Total	514	693
Letters of guarantee	2,641	1,353

c. The fees paid to the members of the Board of Directors and Executive General Managers charged in the nine month period of 2006 profit and loss account amount to € 3,719 (30.9.2005: € 2,399). The increase is due to modifications made in the Bank's Management as at 22 February 2005 and the placement of two new Executive General Managers, as at 16 May 2006.

27. Mergers and disposals of subsidiaries and associates

a) On 1 February 2006, the Bank transferred 2,178,000 shares of Alpha Private Investment Services AEPEY representing 99% of the company's share capital to another subsidiary Alpha Bank London Ltd at an amount of € 3.4 million. This transfer was made in accordance to the Group's private banking activities reorganization and did not have any affect on the Bank's results.

b) The legal transfer of Alpha Insurance Romania S.A. shares to third parties was completed on 16 February 2006 at an amount of € 1.7 million. The sale agreement was signed on 11 October 2005. The assets of Alpha Insurance Romania S.A., amounted to € 1,755 thousand, were presented as at 31 December 2005 in "non-current assets held for sale", and therefore no gain or loss resulted from this transaction.

c) On 24 February 2006, the total shares of Lesvos Tourist Company A.E. or 24.99% of the company's total share capital was sold to third parties for € 2 million, resulting to € 1.6 million gain.

d) The legal procedure of the merger by absorption of the subsidiary Alpha Equity Fund by Alpha Ventures, which is also a subsidiary, became effective on 31 May 2006, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. In company's new share capital derived from the above merger the Bank has 100% direct and indirect ownership interest.

e) On 31 May 2006 was completed the merger by absorption of Bank's Belgrade branch by Jubanka a.d. Beograd, Bank's new acquisition in 2005, which was re-named on 1 June 2006 to Alpha Bank a.d. Beograd. As a result of the above mentioned merger the Bank's participation in Alpha Bank a.d. Beograd increased by € 24,351 thousand.

f) On 14 June 2006 was completed the sale of Bank's ownership interest to Geosynthesis A.E. representing 20% of its share capital for € 13.8 thousand. The result of the sale amounted to profit € 13.8 thousand.

g) The legal procedure of the merger by absorption of the subsidiary Alpha Asset Management AEPEY by Alpha Mutual Fund Management A.E., which is also a subsidiary, became effective on 19 September 2006, when the relevant decision of the Greek Ministry of Development was published in the S.A. Register. The new company was renamed to Alpha Asset Management AEDAK. In company's new share capital derived from the above merger the Bank has 100% direct and indirect ownership interest.

28. Events after the balance sheet date

a) On 9 October 2006, the subsidiary Alpha Bank A.D. Beograd, was re-named to "Alpha Bank Srbija A.D." by the decision of the relevant authority.

b) On 16 October 2006, the Bank announced that it has signed an agreement for the sale of 99.56% of the shares of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection for € 255 million.
Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive Branch Network. Under the agreement, Alpha Bank will distribute the products and AXA will originate and underwrite them.

c) On 18 October 2006, the Bank transferred 100% of its participation of its subsidiary "Kafe Mazi A.E." to "Ionian Hotel Enterprises A.E.", also a subsidiary, for € 60 thousand. "Kafe Mazi A.E." was renamed to "Tourist Resorts A.E." and is going to undertake the activities of Hilton Rhodes Resort, in the context of the latter's spin off from "Ionian Hotel Enterprises A.E." with reference date 31 October 2006.

d) On 18 October 2006, the Bank acquired 100% of the Cypriot company "Alpha Group Investments Ltd", which will be used as a holding company for the Group's development strategy in South Eastern Europe.

e) The Bank, based on the decisions of the Ordinary General Shareholders' Meetings held in prior fiscal years, had acquired up to 31 December 2005 8,398,426 treasury shares which represent 2.88% of its share capital.
According to Ordinary General Shareholders' Meeting held on 18 April 2006 the Bank may proceed, until 17.4.2007, to the purchase of additional treasury shares of up to 3% of its total outstanding paid-in share capital.

The Board of Directors, at its meeting on 18 July 2006, decided the termination as of 20 July 2006 of the current share buyback period, for the period 22 May 2006 up to 20 October 2006, and the initiation of a new time period from 21 July 2006 to 17 April 2007, for the purchase of up to 6,230,552 treasury shares at the lower and upper limit share purchase price of € 3.90 and € 26.00 per share respectively.

The Bank has purchased 1,734,999 treasury shares with cost of € 39,080 thousand (€ 22.52 per share), during the period from 4 October 2006 to 30 October 2006.

The total number of treasury shares purchased on 30 October 2006 was 20,618,948 shares or 5.06% of the outstanding paid-in share capital.

f) On 2 November 2006, the Bank filed with the Hellenic Capital Market Commission and the Board of Directors of Alpha Leasing A.E. a voluntary public tender offer for the Company's shares in accordance to Law 3461/2006. The consideration amount to be offered is € 6.50 per share. As of the date of the voluntary public tender offer the shares which the Bank is bound to acquire are 137,088 representing 0.35% of Company's share capital. Bank's intention is to acquire shares as of the date and till the end of the tender offer acceptance period through the Athens Stock Exchange. Following completion of the tender offer the Bank will exercise its right to become holder of 100% of Company's shares.

g) On 9 November 2006, a draft bill amendment was introduced to the Greek Parliament, imposing on the Banks, the individual taxation of specific reserves, which have been formed until 31 December 2005 and have arisen from tax deductible profits or specially taxed revenue.

In case the above amendment is voted by the Parliament, a tax payment is expected, to an amount which cannot be determined before such law is enacted.

Athens, 14 November 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	SENIOR MANAGER - GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS ID No. X 661480	DEMETRIOS P. MANTZOUNIS ID No. I 166670	MARINOS S. YANNOPOULOS ID No. N 308546	GEORGIOS N. KONTOS ID No. AB 522299

S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

ALPHA BANK A.E.

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

FOR THE PERIOD FROM JANUARY 1, 2006 TO SEPTEMBER 30, 2006

(In accordance with P.D. 360/1985 and decision 2/396/31.8.2006 of the Board of Directors of the Capital Market Commission)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report if required

The interim financial statements as at 30.9.2006 were approved by the Board of Directors on 14th November 2006

BALANCE SHEET

	Consolidated		Alpha Bank	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
ASSETS				
Cash and balances with Central Banks	2,052,691	2,202,382	974,929	1,621,172
Due from banks	4,135,227	4,775,229	5,493,971	5,673,393
Securities held for trading	242,288	122,638	275,992	153,587
Derivative financial assets	177,544	138,997	182,930	139,114
Loans and advances to customers	31,212,707	27,356,543	27,460,233	24,201,139
Investment securities				
- Available for sale	8,182,269	7,745,062	8,019,184	7,561,491
Investments in subsidiaries	-	-	1,501,967	1,471,394
Investments in associates	9,936	11,389	10,642	10,565
Investment property	28,418	29,550	42,947	43,245
Property, plant and equipment	961,073	937,973	538,190	529,511
Goodwill and other intangible assets	110,669	107,436	36,660	33,016
Deferred tax assets	270,348	202,519	248,227	177,936
Other assets	347,945	285,258	205,479	143,414
	47,731,112	43,914,976	44,991,351	41,758,997
Non-current assets held for sale	91,939	92,070	90,520	90,249
TOTAL ASSETS	47,823,051	44,007,046	45,081,871	41,849,246
LIABILITIES				
Due to banks	6,818,647	8,128,599	7,388,207	8,600,366
Derivative financial liabilities	168,825	140,236	169,580	140,632
Due to customers	23,506,624	21,644,804	20,596,757	19,301,648
Debt securities in issue and other borrowed funds	12,113,029	9,192,626	13,536,157	10,865,761
Liabilities for current income tax and other taxes	114,098	128,202	81,867	87,699
Deferred tax liabilities	112,935	23,657	110,034	19,517
Employee defined benefit obligations	565,172	561,746	513,096	513,797
Other liabilities	956,432	743,372	781,750	586,763
Provisions	352,792	317,871	17,469	1,628
	44,708,384	40,881,316	43,194,917	39,897,809
Liabilities related to non-current assets held for sale	-	3,047	-	-
Total Liabilities (a)	44,708,384	40,884,362	43,194,917	39,897,809
EQUITY				
Share Capital	1,589,972	1,456,018	1,589,972	1,456,018
Share premium	125,685	125,685	125,685	125,685
Reserves	335,187	324,297	212,201	220,423
Retained earnings	518,615	506,985	297,504	337,439
Treasury shares	(338,596)	(188,316)	(338,408)	(188,128)
Equity attributable to equity holders of the Bank	2,230,863	2,224,669	1,886,954	1,951,437
Minority interest	45,681	53,069	-	-
Hybrid securities	838,153	844,946	-	-
Total Equity (b)	3,114,697	3,122,684	1,886,954	1,951,437
TOTAL LIABILITIES AND EQUITY (a) + (b)	47,823,081	44,007,046	45,081,871	41,849,246

INCOME STATEMENT FOR THE PERIOD

	Consolidated				Alpha Bank			
	From 1 January to		From 1 July to		From 1 January to		From 1 July to	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Interest and similar income	1,924,686	1,332,257	693,173	469,836	1,735,732	1,153,861	626,084	409,235
Interest expense and similar charges	(865,379)	(434,190)	(331,097)	(154,596)	(883,258)	(435,628)	(335,936)	(158,708)
Net interest income	1,059,307	898,067	362,076	315,240	852,474	718,233	290,148	250,527
Fee and commission income	315,532	276,331	109,810	102,104	227,451	196,047	83,005	71,234
Commission expense	(19,911)	(18,045)	(8,369)	(7,192)	(16,123)	(16,329)	(7,227)	(6,683)
Net fee and commission income	295,621	258,286	101,441	94,912	211,328	179,718	75,778	64,551
Dividend income	2,676	2,611	5	95	37,685	59,612	-	3
Gains less losses on financial transactions	40,225	18,173	9,752	13,602	26,216	(2,170)	573	6,081
Other income	68,938	79,147	22,790	22,895	10,418	19,321	3,835	3,411
	111,839	99,931	32,547	36,592	74,319	76,763	4,408	9,495
Total income	1,466,767	1,256,284	496,064	446,744	1,138,121	974,714	370,334	324,573
Staff costs	(361,937)	(337,371)	(120,242)	(112,084)	(271,414)	(259,364)	(89,394)	(85,866)
General administrative expenses	(258,147)	(224,339)	(85,660)	(77,677)	(197,354)	(173,845)	(65,714)	(61,242)
Depreciation and amortization expenses	(47,291)	(47,446)	(15,660)	(16,054)	(29,617)	(27,992)	(9,930)	(9,086)
Other expenses	(1,225)	(3,021)	(318)	(1,783)	(1,163)	(210)	(402)	(140)
Total expenses	(668,600)	(612,177)	(221,900)	(207,598)	(499,548)	(461,411)	(165,440)	(156,334)
Impairment losses and provisions to cover credit risk	(188,885)	(168,803)	(58,375)	(64,587)	(165,390)	(171,701)	(49,736)	(55,966)
Share of profit (loss) of associates	(35)	(1,012)	102	137	-	-	-	-
Profit before taxes	609,247	464,292	215,891	174,696	473,183	341,602	155,158	112,273
Income tax	(134,180)	(91,572)	(47,818)	(35,983)	(104,032)	(58,356)	(36,055)	(24,207)
Profit after taxes	475,067	362,720	168,073	138,713	369,151	283,246	119,103	88,066
Attributable to equity holders of the Bank	473,377	360,305	167,512	138,201	-	-	-	-
Attributable to minority interests	1,690	2,415	561	512	-	-	-	-
Earnings per share:								
Basic (€)	1.20	0.90	0.43	0.34	0.94	0.70	0.31	0.22
Diluted (€)	1.20	0.89	0.43	0.34	0.94	0.70	0.30	0.22

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD

	Consolidated		Alpha Bank	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Equity at beginning of the period (1.1.2006 and 1.1.2005 respectively)	3,122,684	2,347,448	1,951,437	1,812,017
Profit for the period after taxes	475,067	362,720	369,151	283,246
	3,597,751	2,710,168	2,320,588	2,095,263
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.P.	-	149,134	-	149,134
Change of participating interests in subsidiaries and new acquisitions	(8,066)	(25,456)	-	-
Dividends distributed	(238,945)	(175,548)	(237,556)	(174,064)
Net income recognised directly in equity	(38,523)	37,457	(49,821)	2,103
(Purchases) / disposals of treasury shares and hybrid securities	(155,261)	(155,332)	(150,280)	(113,587)
Proceeds from the issue of hybrid securities	-	588,000	-	-
Dividends paid to hybrid securities holders	(46,058)	(10,836)	-	-
Other	3,819	1,721	4,023	1,722
Equity at end of the period (30.9.2006 and 30.9.2005 respectively)	3,114,697	3,119,306	1,886,954	1,968,671

CASH FLOW STATEMENT FOR THE PERIOD

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Net cash flows from operating activities (a)	(1,027,608)	2,847,833	(357,214)	3,856,192
Net cash flows from investing activities (b)	(553,879)	(2,065,322)	(541,140)	(3,220,790)
Net cash flows from financing activities (c)	(481,040)	410,971	(458,837)	392,796
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	(2,062,527)	1,193,482	(1,357,191)	1,028,198
Effect of exchange rate fluctuations on cash and cash equivalents	15,084	9,217	845	1,049
Total cash flow for the period	(2,047,443)	1,202,699	(1,356,346)	1,029,247
Cash and cash equivalents at beginning of the period	5,865,814	5,568,384	5,083,955	5,392,022
Cash and cash equivalents at end of the period	3,818,371	6,771,083	3,727,609	6,421,269

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or indirectly, in them as at 30.09.2006 are:

A. Subsidiaries fully consolidated:

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	FYROM	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Alpha Bank AD Beograd	Serbia	99.99
7	Alpha Leasing A.E.	Greece	99.86
8	Alpha Leasing Romania S.A.	Romania	100.00
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00
14	Alpha Finance Romania S.A.	Romania	100.00
15	Alpha Advisory Romania SRL	Romania	100.00
16	Alpha AEF European Capital Investments	Holland	100.00
17	Alpha Asset Management A.E.D.A.K.	Greece	100.00
18	Alpha Group Jersey Ltd	Jersey	100.00
19	Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00
20	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
21	Alpha Insurance A.E.	Greece	99.57
22	Alpha Insurance Agents A.E.	Greece	100.00
23	Alpha Insurance LTD Cyprus	Cyprus	100.00
24	Alpha Insurance Brokers S.R.L.	Romania	100.00
25	Alpha Astika Akinita A.E.	Greece	66.08
26	Alpha Real Estate D.O.O. Beograd	Serbia	100.00
27	Ionian Hotel Enterprises A.E.	Greece	92.88
28	Ionian Holdings A.E.	Greece	100.00
29	Oceanos A.T.O.E.E.	Greece	100.00
30	Alpha Credit Group Plc	United Kingdom	100.00
31	Alpha Bank London Nominees Ltd	United Kingdom	100.00
32	Alpha Trustees Ltd	Cyprus	99.98
33	Alpha Ventures A.E.	Greece	100.00
34	Messana Holdings S.A.	Luxemburg	100.00
35	Flagbright Ltd	United Kingdom	100.00
36	Kafe Mazi A.E.	Greece	100.00
37	Evremathea A.E.	Greece	100.00

B. Joint Ventures consolidated under the proportionate method:

No	Company name	Registered office	Participation %
1	Cardinal A.E.	Greece	50.00
2	APE Fixed Assets A.E.	Greece	60.10
3	APE Commercial Property A.E.	Greece	60.10

C. Associates accounted for under the equity method:

No	Company name	Registered office	Participation %
1	Evisak A.E.	Greece	27.00
2	Icap A.E.	Greece	26.96
3	Gaiognomon A.E.	Greece	20.00
4	AEDEP Thessalias & Stereas Elladas	Greece	50.00
5	A.L.C. Novelle Investments Ltd	Cyprus	33.33

2. During the period 1.10.2005 until 30.09.2006 the following changes took place in the companies included in the consolidated financial statements.
   a) Concerning the companies which are fully consolidated:
   - Sales: Alpha Insurance Brokers A.E. (21.11.2005) and Alpha Insurance Romania S.A. (16.2.2006).
   - New companies: Alpha Insurance Brokers S.R.L. which was established by Alpha Bank Romania S.A. and consolidated for the first time on 30.6.2006, Alpha Real Estate D.O.O. Beograd which was established by Alpha Astika Akinita A.E. and consolidated for the first time on 30.6.2006.
   - Mergers by absorption: Alpha Finance Ltd by Alpha Bank Ltd (29.11.2005), Alpha Equity Fund A.E. by Alpha Ventures A.E. (31.5.2006) and Alpha Asset Management A.E.P.E.Y. by Alpha Mutual Fund Management A.E. (19.9.2006). The latter was renamed to Alpha Asset Management A.E.D.A.K.
   - Transfers within the Group: Alpha Private Investment Services A.E.P.E.Y., from the parent company Alpha Bank A.E. to Alpha Bank London Ltd (1.2.2006), and Alpha Bank A.E. Belgrade Branch to Jubanka A.D. Beograd (31.5.2006), which was renamed to Alpha Bank A.D. Beograd (1.6.2006) and then to Alpha Bank Srbija A.D. (9.10.2006).
   b) Concerning the companies accounted for under the equity method:
   - Sales: Leevas Tourist Company A.E. (24.3.2006) and Oasosynthesis A.E. (14.6.2006).
   - Change in valuation method: As at 29.12.2005 and 1.7.2006, the companies Microl A.E. and Prepindex A.E. are no longer accounted for under the equity method due to the reduction of Bank's subsidiaries ownership interests below 20%.
3. On 16.10.2006, the Bank announced that it has signed an agreement for the sale of 99.56% of the shares of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection for € 255 million.
4. On 18.10.2006, the Bank transferred 100% of its participation in its subsidiary Kafe Mazi A.E. to Ionian Hotel Enterprises A.E., which is also a subsidiary, for € 60 thous. On the same date the Bank acquired 100% of the Cypriot company Alpha Group Investments Ltd.
5. The Bank's books and records have been audited by the tax authorities up to the year ended 31 December 2002. A tax audit is in process by the tax authorities for the years from 2003 up to 2005 and is expected to be finalized at the end of the current year.
   During 2006 the tax audits of Alpha Astika Akinita A.E. and Alpha Insurance A.E. were completed up to the year 2005 and of Ionian Hotel Enterprises A.E. up to the year 2004. Tax audits are currently in process for Alpha Leasing A.E. for the years from 2001 up to 2004 and for Ionian Hotel Enterprises A.E. for the year 2005.
   The other companies of the Group have been audited by the tax authorities up to the year ended 31 December 2002.
6. The Bank has purchased 1,734,988 treasury shares during the period 4.10.2006 until 30.10.2006 with a cost value of € 39 million.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
9. The total employees of the Group as at 30.9.2006 were 12,047 (30.9.2005: 11,605) and the employees of the Bank as at 30.9.2006 were 7,271 (30.9.2005: 7,143).
10. The related party transactions during the period 1.1.2006 until 30.9.2006 are as follows:
    - with members of the Board of Directors and other key management personnel: a) of the Group: income € 36 thous., expenses € 5,552 thous. b) of the Bank: income € 34 thous., expenses € 4,273 thous.
    - with other related parties: a) of the Group: income € 430 thous., expenses € 514 thous. b) of the Bank: income € 146,267 thous., expenses € 347,962 thous.
    The balances as at 30.9.2006 of the receivables and liabilities arising from the above transactions are as follows:
    - with members of the Board of Directors and other key management personnel: a) of the Group: receivables € 2,858 thous., liabilities € 46,328 thous., letters of guarantee € 164 thous. b) of the Bank: receivables € 2,027 thous., liabilities € 30,272 thous., letters of guarantee € 164 thous.
    - with other related parties. a) of the Group: receivables € 880 thous., liabilities € 1,014 thous., letters of guarantee € 2,641 thous. b) of the Bank: receivables € 3,130,318 thous., liabilities € 15,036,475 thous., letters of guarantee and other guarantees € 78,484 thous.
11. The basic accounting principles and methods, applied by the Group and the Bank in the interim financial statements as at September 30, 2006 are consistent with those stated in the respective financial statements for the year ended 31.12.2005 and are available at the web site of the Bank.

Athens, November 14, 2006

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	SENIOR MANAGER - GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ALPHA BANK A.E.

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2006 μέχρι 30η Σεπτεμβρίου 2006

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 2/396/31.8.2006 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 30.9.2006 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 14ης Νοεμβρίου 2006

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.09.2006	31.12.2005	30.09.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.052.891	2.202.382	974.929	1.621.172
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.135.227	4.775.229	5.493.971	5.673.393
Αξιόγραφα χαρτοφυλακίου συναλλαγών	242.288	122.638	275.992	153.567
Παράγωγα χρηματοοικονομικά μέσα	177.544	138.997	182.930	139.114
Δάνεια και απαιτήσεις κατά πελατών	31.212.707	27.358.543	27.460.233	24.201.139
Αξιόγραφα επενδυτικού χαρτοφυλακίου				
- Διαθέσιμα προς πώληση	6.182.269	7.745.062	6.018.184	7.561.491
Επενδύσεις σε θυγατρικές εταιρίες	-	-	1.501.967	1.471.394
Επενδύσεις σε συγγενείς εταιρίες	9.936	11.389	10.642	10.585
Επενδύσεις σε ακίνητα	28.418	29.550	42.947	43.245
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	961.073	937.973	538.190	529.511
Υπεραξία και λοιπά άυλα πάγια	110.668	107.436	36.660	33.018
Αναβαλλόμενες φορολογικές απαιτήσεις	270.348	202.519	248.227	177.938
Λοιπά στοιχεία ενεργητικού	347.945	285.258	205.479	143.414
	47.731.112	43.914.976	44.991.351	41.759.997
Στοιχεία ενεργητικού προς πώληση	91.939	92.070	90.520	90.249
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	47.823.051	44.007.046	45.081.871	41.849.246
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.618.847	8.128.599	7.388.207	8.600.368
Παράγωγα χρηματοοικονομικά μέσα	168.625	140.236	169.580	140.632
Υποχρεώσεις προς πελάτες	23.506.624	21.844.804	20.596.757	19.301.648
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	12.113.029	9.192.626	13.536.157	10.665.761
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	114.098	126.202	81.867	87.599
Αναβαλλόμενες φορολογικές υποχρεώσεις	112.938	23.857	110.034	19.517
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	565.172	561.748	513.096	513.797
Λοιπές υποχρεώσεις	958.432	743.372	781.750	566.763
Προβλέψεις	352.792	317.871	17.469	1.628
	44.708.354	40.881.315	43.194.917	39.897.809
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση	-	3.047	-	-
Σύνολο Υποχρεώσεων (α)	44.708.354	40.884.362	43.194.917	39.897.809
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.589.972	1.456.018	1.589.972	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	125.685	125.685	125.685	125.685
Αποθεματικά	335.187	324.297	212.201	220.423
Αποτελέσματα εις νέον	516.615	506.985	297.504	337.439
Ίδιες μετοχές	(336.596)	(188.316)	(338.408)	(188.128)
Καθαρή θέση μετόχων της Τράπεζας	2.230.863	2.224.669	1.886.954	1.951.437
Δικαιώματα τρίτων	45.881	53.069	-	-
Υβριδικά κεφάλαια	838.153	844.946	-	-
Σύνολο Καθαρής Θέσεως (β)	3.114.897	3.122.684	1.886.954	1.951.437
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	47.823.051	44.007.046	45.081.871	41.849.246

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία				Στοιχεία Τραπέζης			
	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως		Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Τόκοι και εξομοιούμενα έσοδα	1.924.686	1.332.257	693.173	469.836	1.735.732	1.153.861	626.084	409.235
Τόκοι και εξομοιούμενα έξοδα	(865.379)	(434.190)	(331.097)	(154.596)	(883.258)	(435.628)	(335.936)	(158.708)
Καθαρό έσοδο από τόκους	1.059.307	898.067	362.076	315.240	852.474	718.233	290.148	250.527
Έσοδα από αμοιβές και προμήθειες	315.532	276.331	109.810	102.104	227.451	196.047	83.005	71.234
Προμήθειες έξοδα	(19.911)	(18.045)	(8.369)	(7.192)	(16.123)	(16.329)	(7.227)	(6.683)
Καθαρό έσοδο από αμοιβές και προμήθειες	295.621	258.286	101.441	94.912	211.328	179.718	75.778	64.551
Έσοδα από μερίσματα	2.676	2.611	5	95	37.685	59.612	-	3
Αποτελέσματα χρηματοοικονομικών πράξεων	40.225	18.173	9.752	13.602	26.216	(2.170)	573	6.081
Λοιπά έσοδα	68.938	79.147	22.790	22.895	10.418	19.321	3.835	3.411
	111.839	99.931	32.547	36.592	74.319	76.763	4.408	9.495
Σύνολο εσόδων	1.466.767	1.256.284	496.064	446.744	1.138.121	974.714	370.334	324.573
Αμοιβές και έξοδα προσωπικού	(361.937)	(337.371)	(120.242)	(112.084)	(271.414)	(259.384)	(89.394)	(85.866)
Γενικά διοικητικά έξοδα	(258.147)	(224.339)	(85.880)	(77.877)	(197.354)	(173.845)	(65.714)	(61.242)
Αποσβέσεις	(47.291)	(47.446)	(15.650)	(16.054)	(29.617)	(27.992)	(9.930)	(9.066)
Λοιπά έξοδα	(1.225)	(3.021)	(316)	(1.783)	(1.163)	(210)	(402)	(140)
Σύνολο εξόδων	(668.600)	(612.177)	(221.906)	(207.598)	(499.548)	(461.411)	(165.440)	(156.334)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(188.885)	(188.803)	(58.376)	(64.587)	(165.390)	(171.701)	(49.736)	(55.966)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(35)	(1.012)	102	137	-	-	-	-
Κέρδη προ φόρων	609.247	454.292	216.891	174.696	473.183	341.602	155.158	112.273
Φόρος εισοδήματος	(134.180)	(91.572)	(47.818)	(35.983)	(104.032)	(58.356)	(36.055)	(24.207)
Καθαρά κέρδη μετά από φόρους	475.067	362.720	169.073	138.713	369.151	283.246	119.103	88.066
Κέρδη αναλογούντα στους μετόχους της Τραπέζης	473.377	360.305	168.512	138.201	-	-	-	-
Κέρδη αναλογούντα σε τρίτους	1.690	2.415	561	512	-	-	-	-
Καθαρά κέρδη ανά μετοχή:								
Βασικά (€ ανά μετοχή)	1,20	0,90	0,43	0,34	0,94	0,70	0,31	0,22
Προσαρμοσμένα (€ ανά μετοχή)	1,20	0,89	0,43	0,34	0,94	0,70	0,30	0,22

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	(1.027.608)	2.847.833	(357.214)	3.856.192
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	(553.879)	(2.065.322)	(541.140)	(3.220.790)
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	(481.040)	410.971	(458.837)	392.796
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α)+(β)+(γ)	(2.062.527)	1.193.482	(1.357.191)	1.028.198
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	15.084	9.217	845	1.049
Σύνολο εισροών / (εκροών) περιόδου	(2.047.443)	1.202.699	(1.356.346)	1.029.247
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	5.665.814	5.568.384	5.083.955	5.392.022
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	3.618.371	6.771.083	3.727.609	6.421.269

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
Καθαρή θέση ενάρξεως περιόδου (1.1.2006 και 1.1.2005 αντίστοιχα)	3.122.684	2.347.446	1.951.437	1.812.017
Καθαρά κέρδη μετά από φόρους	475.067	362.720	369.151	283.246
	3.597.751	2.710.166	2.320.588	2.095.263
Αύξηση κεφαλαίου λόγω εξαγοράς ποσοστού 61,24% της ΔΕΛΤΑ-SINGULAR Α.Ε.Π.	-	149.134	-	149.134
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες και απόκτηση νέας θυγατρικής	(8.088)	(25.456)	-	-
Διανεμηθέντα μερίσματα	(238.945)	(176.548)	(237.556)	(174.064)
Αποτέλεσμα που αναγνωρίσθηκε απ'ευθείας στην καθαρή θέση	(38.523)	37.457	(49.821)	2.103
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(156.261)	(155.332)	(150.280)	(113.587)
Έκδοση υβριδικών τίτλων	-	588.000	-	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(46.058)	(10.836)	-	-
Λοιπά	3.819	1.721	4.023	1.722
Καθαρή θέση λήξεως περιόδου (30.9.2006 και 30.9.2005 αντίστοιχα)	3.114.897	3.118.306	1.886.954	1.960.571

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), καθώς και το ποσοστό με το οποίο η μητρική συμμετέχει σε αυτές, άμεσα ή έμμεσα, κατά την 30.09.2006 είναι :

Α. Θυγατρικές εταιρίες, που ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής	α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	20	ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
2	Alpha Bank Ltd	Κύπρος	100,00	21	Alpha Ασφαλιστική Α.Ε.	Ελλάδα	99,57
3	Alpha Bank Romania S.A.	Ρουμανία	99,91	22	Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00
4	Alpha Bank AD Skopje	FYROM	100,00	23	Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00
5	Alpha Bank Jersey Ltd	Jersey	100,00	24	Alpha Insurance Brokers S.R.L	Ρουμανία	100,00
6	Alpha Bank AD Beograd	Σερβία	99,99	25	Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	66,09
7	Alpha Leasing A.E.	Ελλάδα	99,65	26	Alpha Real Estate D.O.O. Beograd	Σερβία	100,00
8	Alpha Leasing Romania S.A.	Ρουμανία	100,00	27	Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	92,69
9	ABC Factors A.E.	Ελλάδα	100,00	28	Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00
10	Alpha Asset Finance Ltd	Κύπρος	100,00	29	Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00
11	Alpha Asset Finance C.I. Ltd	Jersey	100,00	30	Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
12	Alpha Finance Α.Χ.Ε.Π.Ε.Υ.	Ελλάδα	100,00	31	Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
13	Alpha Finance US Corporation	Η.Π.Α.	100,00	32	Alpha Trustees Ltd	Κύπρος	99,99
14	Alpha Finance Romania S.A.	Ρουμανία	100,00	33	Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00
15	Alpha Advisory Romania SRL	Ρουμανία	100,00	34	Messana Holdings S.A.	Λουξεμβούργο	100,00
16	Alpha AEF European Capital Investments	Ολλανδία	100,00	35	Flagbright Ltd	Ηνωμένο Βασίλειο	100,00
17	Alpha Asset Management Α.Ε.Δ.Α.Κ.	Ελλάδα	100,00	36	Καφέ Μαζί Α.Ε.	Ελλάδα	100,00
18	Alpha Group Jersey Ltd	Jersey	100,00	37	Ευρυμάθεια Α.Ε.	Ελλάδα	100,00
19	Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00				

Β. Κοινοπραξίες, που ενοποιήθηκαν με την αναλογική μέθοδο :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Cardlink A.E.	Ελλάδα	50,00
2	APE Fixed Assets A.E.	Ελλάδα	60,10
3	APE Commercial Property A.E.	Ελλάδα	60,10

Γ. Συγγενείς εταιρίες, που αποτιμήθηκαν με τη μέθοδο της καθαρής θέσεως :

1	Εβιοάκ Α.Ε.	Ελλάδα	27,00
2	Icap A.E.	Ελλάδα	26,96
3	Γαιογνώμων Α.Ε.	Ελλάδα	20,00
4	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00
5	A.L.C. Novelle Investments Ltd	Κύπρος	33,33

2. Κατά το χρονικό διάστημα 1.10.2005 έως 30.9.2006 επήλθαν οι παρακάτω *μεταβολές στις εταιρίες* που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:
   α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
   - Πωλήσεις: Alpha Μεσιτική Ασφαλίσεων Α.Ε. (21.11.2005) και Alpha Insurance Romania S.A. (16.2.2006).
   - Νέες εταιρίες: Alpha Insurance Brokers S.R.L. που ιδρύθηκε από την Alpha Bank Romania S.A. και ενοποιήθηκε για πρώτη φορά την 30.6.2006, Alpha Real Estate D.O.O. Beograd που ιδρύθηκε από την Alpha Αστικά Ακίνητα Α.Ε. *και ενοποιήθηκε* για πρώτη φορά την 30.9.2006.
   - Συγχωνεύσεις δι' απορροφήσεως: Alpha Finance Ltd από την Alpha Bank Ltd (29.11.2005), Alpha A.E. Συμμετοχών και Επενδύσεων από την Alpha A.E. Επενδυτικών Συμμετοχών (31.5.2006) και Alpha Asset Management Α.Ε.Π.Ε.Υ. από την Alpha Διαχειρίσεως Αμοιβαίων *Κεφαλαίων* Α.Ε. (19.9.2006). Η τελευταία μετονομάσθηκε σε Alpha Asset Management Α.Ε.Δ.Α.Κ..
   - Μεταβιβάσεις εντός Ομίλου: Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, από τη μητρική Alpha Bank A.E. στην Alpha Bank London Ltd (1.2.2006) και Κατάστημα Βελιγραδίου της Alpha Bank A.E. στην Jubanka A.D. Beograd (31.5.2006), η οποία μετονομάσθηκε σε Alpha Bank A.D. Beograd (1.6.2006) και σε Alpha Bank Srbija A.D. (9.10.2006).

   β. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
   - Πωλήσεις: Τουριστική Εταιρία Λέσβου Α.Ε. (24.2.2006) και Geosynthesis A.E. (14.6.2006).
   - Αλλαγή μεθόδου αποτιμήσεως: Οι εταιρίες Micrel A.E. και Propindex A.E., οι οποίες αποτιμώντο με τη μέθοδο της καθαρής θέσεως, δεν αποτιμώνται πλέον με την ίδια μέθοδο λόγω μειώσεως των ποσοστών συμμετοχής θυγατρικών της Τραπέζης σε αυτές κάτω του 20% κατά την 29.12.2005 και 1.7.2006 αντίστοιχα.
3. Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμβάσεως για την πώληση του 99,56% των μετοχών της Alpha Ασφαλιστικής Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία AXA έναντι τιμήματος € 255 εκατ.
4. Την 18.10.2006 η Τράπεζα προέβη στη μεταβίβαση του 100% των μετοχών που κατείχε στη θυγατρική της εταιρία Καφέ Μαζί Α.Ε. στην επίσης θυγατρική της εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. έναντι τιμήματος € 60 χιλ. Επίσης, την ίδια ημερομηνία η Τράπεζα απέκτησε 100% συμμετοχή στην κυπριακή εταιρία Alpha Group Investments Ltd.
5. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005, ο οποίος αναμένεται να ολοκληρωθεί εντός του τρέχοντος έτους. Εντός του 2006 διενεργήθηκε φορολογικός έλεγχος στις εταιρίες Alpha Ασφαλιστική Α.Ε. και Alpha Αστικά Ακίνητα Α.Ε. έως και τη χρήση 2005 και στην Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. έως και τη χρήση 2004. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος των εταιριών Alpha Leasing A.E. για τις χρήσεις 2001 έως και 2004 και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. για τη χρήση 2005. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.
6. Η Τράπεζα προέβη στο διάστημα από 4.10.2006 έως και 30.10.2006 σε αγορά 1.734.899 ιδίων μετοχών, με αξία κτήσεως € 39 εκατ.
7. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
8. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διοικητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης.
9. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 30.09.2006, ήταν 12.047 άτομα (30.09.2005 : άτομα 11.605) και στην Τράπεζα 7.271 άτομα (30.09.2005 : άτομα 7.143)
10. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2006 έως 30.09.2006, προέκυψαν τα εξής ποσά:
   - με διευθυντικά στελέχη και μέλη της Διοικήσεως: α) Ομίλου: έσοδα € 39 χιλ., έξοδα € 6.582 χιλ. β) Τραπέζης: έσοδα € 34 χιλ., έξοδα € 4.273 χιλ.
   - με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα € 430 χιλ., έξοδα € 514 χιλ. β) Τραπέζης: έσοδα € 148.287 χιλ., έξοδα € 347.962 χιλ.

   Τα υπόλοιπα, κατά την 30.9.2006, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές, έχουν ως εξής:
   - με διευθυντικά στελέχη και μέλη της Διοικήσεως: α) Ομίλου: απαιτήσεις € 2.858 χιλ., υποχρεώσεις € 46.326 χιλ., εγγυητικές επιστολές € 164 χιλ. β) Τραπέζης: απαιτήσεις € 2.027 χιλ., υποχρεώσεις € 30.272 χιλ., εγγυητικές επιστολές € 164 χιλ.
   - με λοιπά συνδεδεμένα μέρη: α) Ομίλου: απαιτήσεις € 860 χιλ., υποχρεώσεις € 1.014 χιλ., εγγυητικές επιστολές € 2.841 χιλ. β) Τραπέζης: απαιτήσεις € 3.130.316 χιλ., υποχρεώσεις € 15.036.476 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις € 76.484 χιλ.
11. Οι λογιστικές αρχές που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.9.2006 είναι συνεπείς με αυτές που αναφέρονται στις αντίστοιχες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήνα, 14 Νοεμβρίου 2006

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 30.09.2006

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
14 ΝΟΕΜΒΡΙΟΥ 2006

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19 Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.7.2006 (παραίτηση του έως τότε αντιπροέδρου κ. Ανδρέα Κανελλόπουλου, αντικατάσταση του από τον κ. Μηνά Τάνε και εκλογή ως νέου μη Εκτελεστικού μέλους του κ. Τάκη Αθανασόπουλου) έχει ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Μηνάς Γ. Τάνες

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γιώργος Ε. Αγουρίδης*

Τάκης Ι. Αθανασόπουλος*

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής

** Μέλος της Επιτροπής Αποδοχών Διοικήσεως

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Γαρυφαλιά Β. Σπυριούνη Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925.
Την 30η Σεπτεμβρίου 2006 ήταν η τέταρτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, ανήρχετο την 30.9.2006 σε 407.685.052 τεμάχια

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το εννεάμηνο του 2006, σε 1.031.000 τεμάχια, κατά μέσο όρο περίπου, ανά συνεδρίαση, περιλαμβανομένων των πακέτων συναλλαγών.

Στην εκδήλωση που πραγματοποιήθηκε την 28η Σεπτεμβρίου 2006 επ' ευκαιρία του εορτασμού των 130 ετών από την ίδρυση και λειτουργία του Χρηματιστηρίου Αθηνών, η Alpha Bank έλαβε το πρώτο βραβείο μεταξύ των εισηγμένων εταιριών καθώς για πάνω από ¼ του αιώνα παρουσιάζει συνεχή κερδοφορία, συνεισφέρει στην ανάπτυξη του θεσμού του Ελληνικού Χρηματιστηρίου και διανέμει κάθε χρόνο μέρισμα στους Μετόχους της επί 58 έτη.

Η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι οικονομικές καταστάσεις που ακολουθούν (σελ. 3 – 35) έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 14ης Νοεμβρίου 2006.

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 30.9.2006

Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.9.2006	Από 1 Ιανουαρίου έως 30.9.2005	Από 1 Ιουλίου έως 30.9.2006	Από 1 Ιουλίου έως 30.9.2005
Τόκοι και εξομοιούμενα έσοδα		1.924.686	1.332.257	693.173	469.836
Τόκοι και εξομοιούμενα έξοδα		(865.379)	(434.190)	(331.097)	(154.596)
Καθαρό έσοδο από τόκους	2	1.059.307	898.067	362.076	315.240
Έσοδα από αμοιβές και προμήθειες		315.532	276.331	109.810	102.104
Προμήθειες έξοδα		(19.911)	(18.045)	(8.369)	(7.192)
Καθαρό έσοδο από αμοιβές και προμήθειες	3	295.621	258.286	101.441	94.912
Έσοδα από μερίσματα	4	2.676	2.611	5	95
Αποτελέσματα χρηματοοικονομικών πράξεων	5	40.225	18.173	9.752	13.602
Λοιπά έσοδα	6	68.938	79.147	22.790	22.895
		111.839	99.931	32.547	36.592
Σύνολο εσόδων		1.466.767	1.256.284	496.064	446.744
Αμοιβές και έξοδα προσωπικού	7	(361.937)	(337.371)	(120.242)	(112.084)
Γενικά διοικητικά έξοδα	8	(258.147)	(224.339)	(85.660)	(77.677)
Αποσβέσεις	15,16,17	(47.291)	(47.446)	(15.680)	(16.054)
Λοιπά έξοδα		(1.225)	(3.021)	(318)	(1.783)
Σύνολο εξόδων		**(668.600)**	**(612.177)**	**(221.900)**	**(207.598)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	9	(188.885)	(188.803)	(58.375)	(64.587)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	14	(35)	(1.012)	102	137
Κέρδη προ φόρων		609.247	454.292	215.891	174.696
Φόρος εισοδήματος	10	(134.180)	(91.572)	(47.818)	(35.983)
Καθαρά κέρδη μετά από φόρους		475.067	362.720	168.073	138.713
Κέρδη αναλογούντα στους μετόχους της Τραπέζης		473.377	360.305	167.512	138.201
Κέρδη αναλογούντα στους τρίτους		1.690	2.415	561	512
Καθαρά κέρδη ανά μετοχή:	11				
Βασικά (€ ανά μετοχή)		1,20	0,90	0,43	0,34
Προσαρμοσμένα (€ ανά μετοχή)		1,20	0,89	0,43	0,34

Οι επισυναπτόμενες σημειώσεις (σελ. 9-35) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ενοποιημένος ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.9.2006	31.12.2005
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε κεντρικές τράπεζες	12	2.052.691	2.202.382
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		4.135.227	4.775.229
Αξιόγραφα χαρτοφυλακίου συναλλαγών		242.288	122.638
Παράγωγα χρηματοοικονομικά μέσα		177.544	138.997
Δάνεια και απαιτήσεις κατά πελατών	13	31.212.707	27.356.543
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση		8.182.269	7.745.062
Επενδύσεις σε συγγενείς εταιρίες	14	9.936	11.389
Επενδύσεις σε ακίνητα	15	28.418	29.550
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	16	961.073	937.973
Υπεραξία και λοιπά άυλα πάγια	17	110.668	107.436
Αναβαλλόμενες φορολογικές απαιτήσεις	18	270.346	202.519
Λοιπά στοιχεία ενεργητικού		347.945	285.258
		47.731.112	43.914.976
Στοιχεία ενεργητικού προς πώληση	19	91.939	92.070
Σύνολο Ενεργητικού		**47.823.051**	**44.007.046**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		6.818.647	8.128.599
Παράγωγα χρηματοοικονομικά μέσα		168.625	140.236
Υποχρεώσεις προς πελάτες	20	23.506.624	21.644.804
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	21	12.113.029	9.192.626
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		114.098	128.202
Αναβαλλόμενες φορολογικές υποχρεώσεις	18	112.935	23.857
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		565.172	561.748
Λοιπές υποχρεώσεις		956.432	743.372
Προβλέψεις		352.792	317.871
Υποχρεώσεις που συνδέονται με στοιχεία ενεργητικού προς πώληση		-	3.047
Σύνολο Υποχρεώσεων		**44.708.354**	**40.884.362**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	22	1.589.972	1.456.018
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		125.685	125.685
Αποθεματικά		335.187	324.297
Αποτελέσματα εις νέον	22	518.615	506.985
Ίδιες μετοχές	22	(338.596)	(188.316)
		2.230.863	**2.224.669**
Δικαιώματα τρίτων		**45.681**	**53.069**
Υβριδικά κεφάλαια	23	**838.153**	**844.946**
Σύνολο Καθαρής Θέσεως		**3.114.697**	**3.122.684**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**47.823.051**	**44.007.046**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-35) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση μεταβολών της καθαρής θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.1.2005	**1.274.272**	**-**	**365.095**	**366.091**	**(18.873)**	**1.986.585**	**63.508**	**297.353**	**2.347.446**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2005									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			9.333			9.333			9.333
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			9.217			9.217			9.217
Λοιπά				18.907		18.907			18.907
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			18.550	18.907		37.457			37.457
Αποτέλεσμα περιόδου				360.305		360.305	2.415		362.720
Σύνολο αποτελέσματος	-	-	18.550	379.212	-	397.762	2.415	-	400.177
Απορρόφηση της πρώην ΔΕΛΤΑ SINGULAR	23.449	125.685				149.134			149.134
Κεφαλαιοποίηση αποθεματικού για στρογγυλοποίηση της ονομαστικής αξίας της μετοχής σε € 5,35	562			(562)		-			-
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε €5	157.735			(157.735)					-
Έκδοση υβριδικών τίτλων								588.000	588.000
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες				(13.385)		(13.385)	(12.071)		(25.456)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων					(113.541)	(113.541)		(41.791)	(155.332)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.721			1.721			1.721
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας				(174.064)		(174.064)	(1.484)		(175.548)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(10.836)		(10.836)			(10.836)
Σχηματισμός αποθεματικών			2.078	(2.078)		-			-
Υπόλοιπο 30.9.2005	**1.456.018**	**125.685**	**387.444**	**386.643**	**(132.414)**	**2.223.376**	**52.368**	**843.562**	**3.119.306**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.10.2005	**1.456.018**	**125.685**	**387.444**	**386.643**	**(132.414)**	**2.223.376**	**52.368**	**843.562**	**3.119.306**
Μεταβολές στην καθαρή θέση περιόδου 1.10-31.12.2005									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(47.895)			(47.895)			(47.895)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(3.982)			(3.982)			(3.982)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(11.166)			(11.166)			(11.166)
Λοιπά				(19.760)		(19.760)			(19.760)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(63.043)	(19.760)		(82.803)			(82.803)
Αποτέλεσμα περιόδου				141.869		141.869	1.281		143.150
Σύνολο αποτελέσματος	-	-	(63.043)	122.109	-	59.066	1.281		60.347
Απόκτηση νέας θυγατρικής και μεταβολή ποσοστών συμμετοχής σε υφιστάμενες θυγατρικές				584		584	(580)		4
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων					(55.902)	(55.902)		1.384	(54.518)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			524			524			524
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας									-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(2.979)		(2.979)			(2.979)
Σχηματισμός αποθεματικών			(628)	628		-			-
Υπόλοιπο 31.12.2005	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής θέσεως
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην καθαρή θέση περιόδου 1.1-30.9.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(29.484)			(29.484)			(29.484)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			(23.025)			(23.025)			(23.025)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			15.084			15.084			15.084
Λοιπά				(1.098)		(1.098)			(1.098)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση			(37.425)	(1.098)		(38.523)			(38.523)
Αποτέλεσμα περιόδου				473.377		473.377	1.690		475.067
Σύνολο αποτελέσματος	-	-	(37.425)	472.279		434.854	1.690		436.544
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)					-
Μεταβολή ποσοστού συμμετοχής σε θυγατρικές εταιρίες				(397)		(397)	(7.689)		(8.086)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				1.812	(150.280)	(148.468)		(6.793)	(155.261)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			3.819			3.819			3.819
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας				(237.556)		(237.556)	(1.389)		(238.945)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(46.058)		(46.058)			(46.058)
Σχηματισμός αποθεματικών			44.496	(44.496)		-			-
Υπόλοιπο 30.9.2006	**1.589.972**	**125.685**	**335.187**	**518.615**	**(338.596)**	**2.230.863**	**45.681**	**838.153**	**3.114.697**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-35) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.9.2006	Από 1 Ιανουαρίου έως 30.9.2005
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη προ φόρων		609.247	454.292
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	15,16	32.464	34.033
Αποσβέσεις αΰλων παγίων	17	14.827	13.413
Απομειώσεις δανείων και προβλέψεις		202.355	204.294
Λοιπές προσαρμογές		55.151	1.721
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(36.666)	(14.570)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		68.381	23.268
Αναλογία (κερδών) ζημιών από συγγενείς επιχειρήσεις	14	35	1.012
		945.794	717.463
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(1.257.088)	193.993
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(158.197)	(1.559.376)
Δανείων και απαιτήσεων κατά πελατών		(4.082.581)	(3.736.997)
Λοιπών στοιχείων Ενεργητικού		(62.718)	62.374
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων σε πιστωτικά ιδρύματα		(1.309.952)	4.488.689
Υποχρεώσεων από παράγωγα		28.389	(58.592)
Υποχρεώσεων σε πελάτες		4.799.748	2.688.307
Λοιπών Υποχρεώσεων		196.064	213.264
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(900.541)	3.009.125
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(127.067)	(161.292)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(1.027.608)**	**2.847.833**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες		(8.302)	(219.421)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες		2.523	-
Εισπραχθέντα μερίσματα	4	2.676	2.611
Αγορές παγίων	15,16,17	(77.266)	(38.197)
Πωλήσεις παγίων		8.300	1.479
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		(481.810)	(1.811.794)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(553.879)**	**(2.065.322)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(236.087)	(171.244)
Αγορές ιδίων μετοχών		(144.700)	(113.587)
Έκδοση ομολογιακών δανείων		-	183.697
Αποπληρωμή ομολογιακώνδανείων		(47.402)	(23.268)
Έκδοση υβριδικών τίτλων		-	546.209
Αγορές υβριδικών τίτλων		(6.793)	-
Πληρωθέντα μερίσματα υβριδικών τίτλων		(46.058)	(10.836)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(481.040)**	**410.971**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		15.084	9.217
Καθαρή αύξηση (μείωση) ταμειακών ροών		**(2.047.443)**	**1.202.699**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου	12	**5.665.814**	**5.568.384**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου	12	**3.618.371**	**6.771.083**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-35) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.9.2006 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34 περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.9.2006, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες ενοποιημένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2005, αφού ληφθούν υπόψη οι κατωτέρω τροποποιήσεις των προτύπων και οι νέες Διερμηνείες που εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και η εφαρμογή τους είναι υποχρεωτική από 1.1.2006:

1.1 <u>Τροποποίηση ΔΛΠ 19, «Παροχές σε εργαζομένους» (Κανονισμός 1910/8.11.2005)</u>

Σύμφωνα με την ανωτέρω τροποποίηση, το πρότυπο 19 παρέχει δυνατότητα νέου χειρισμού όσον αφορά την καταχώρηση των αναλογιστικών κερδών και ζημιών ορισμένων προγραμμάτων συνταξιοδοτικών παροχών.

Επιτρέπει την πλήρη καταχώρηση των αναλογιστικών κερδών και ζημιών απευθείας σε λογαριασμό της καθαρής θέσεως. Διευκρινίζει επίσης τον τρόπο με τον οποίο οι οικονομικές μονάδες ενός ομίλου πρέπει να λαμβάνουν υπόψη ορισμένα προγράμματα παροχών σε εργαζομένους στις οικονομικές τους καταστάσεις και επιβάλλει τη γνωστοποίηση συμπληρωματικών πληροφοριών.

Ο Όμιλος δεν αναθεώρησε τις υφιστάμενες λογιστικές αρχές αναγνώρισης των υποχρεώσεων σε ότι αφορά τις παροχές σε εργαζομένους.

1.2 <u>Τροποποίηση ΔΛΠ 39, Δικαίωμα αποτίμησης στην εύλογη αξία (fair value option) (Κανονισμός 1864/15.11.2005)</u>

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται η, υπό προϋποθέσεις, κατηγοριοποίηση των χρηματοοικονομικών μέσων, κατά την αρχική τους αναγνώριση, ως αποτιμωμένων στην εύλογη αξία με καταχώρηση της μεταβολής της εύλογης αξίας στα αποτελέσματα (fair value option).

Ο Όμιλος δεν χρησιμοποίησε την παραπάνω δυνατότητα στις παρούσες οικονομικές καταστάσεις.

1.3 <u>Τροποποίηση ΔΛΠ 39, περί αρχών αναγνώρισης και αποτίμησης χρηματοοικονομικών μέσων (Κανονισμός 2106/21.12.2005)</u>

Σύμφωνα με την ανωτέρω τροποποίηση, επιτρέπεται στις οικονομικές μονάδες, να ορίζουν, υπό ορισμένες συνθήκες, μια αναμενόμενη ενδοεταιρική συναλλαγή εκφραζόμενη σε ξένο νόμισμα, ως το αντισταθμιζόμενο στοιχείο στις ενοποιημένες οικονομικές καταστάσεις.

Δεν υπάρχουν κατά την 30.9.2006, αναμενόμενες συναλλαγές μεταξύ των εταιριών τού Ομίλου, οι οποίες θα μπορούσαν να θεωρηθούν ως αντισταθμιζόμενα στοιχεία.

1.4 <u>Τροποποιήσεις στα ΔΛΠ 39 και ΔΠΧΠ 4, περί ασφαλιστηρίων συμβολαίων (Κανονισμός 108/27.1.2006)</u>

Οι τροποποιήσεις αυτές σκοπό έχουν να εξασφαλίσουν ότι οι εκδότες συμβολαίων χρηματοοικονομικής εγγύησης περιλαμβάνουν τις προκύπτουσες υποχρεώσεις στον ισολογισμό τους. Συγκεκριμένα ο εκδότης ενός τέτοιου συμβολαίου πρέπει αρχικά να το αναγνωρίσει στην εύλογη αξία (εκτός αν θεωρηθεί ασφαλιστήριο συμβόλαιο) και στη συνέχεια να το αποτιμήσει στο υψηλότερο ποσό μεταξύ:

(i) του ποσού που προκύπτει με βάση τις αρχές που ορίζονται από το ΔΛΠ 37 περί Προβλέψεων και

(ii) του ποσού που αρχικά αναγνωρίστηκε, μειωμένο κατά το ποσό που ήδη έχει καταχωρηθεί ως έσοδο, σύμφωνα με το ΔΛΠ 18 περί αναγνώρισης των Εσόδων.

Οι ανωτέρω τροποποιήσεις δεν είχαν σημαντική επίπτωση στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου.

1.5 Τροποποίηση στο ΔΛΠ 21, περί των επιδράσεων των μεταβολών στις τιμές συναλλάγματος (Κανονισμός 708/8.5.2006)

Με την εν λόγω τροποποίηση επιτρέπεται η απευθείας καταχώρηση στην ενοποιημένη καθαρή θέση, των συναλλαγματικών διαφορών που προκύπτουν από νομισματικά στοιχεία που αποτελούν μέρος της καθαρής επένδυσης σε οικονομικές μονάδες του εξωτερικού, ακόμα και όταν αυτά τα στοιχεία είναι εκφρασμένα σε νόμισμα διαφορετικό από το λειτουργικό νόμισμα των αντισυμβαλλόμενων εταιριών του Ομίλου.

Την 30.9.2006, δεν υπήρχαν στις εταιρίες του Ομίλου νομισματικά στοιχεία τα οποία να θεωρούνται μέρος της καθαρής επένδυσης σε αλλοδαπές οικονομικές μονάδες.

Διερμηνεία 4 *«Προσδιορισμός των συμφωνιών που περιέχουν μίσθωση».*

Διερμηνεία 5 *«Δικαιώματα από συμμετοχές σε ταμεία απενεργοποίησης αποκατάστασης και περιβαλλοντικής προστασίας» (Κανονισμός 1910/8.11.2005).*

Διερμηνεία 6 *«Υποχρεώσεις που απορρέουν από τη συμμετοχή σε συγκεκριμένη αγορά - Απόβλητα ειδών ηλεκτρικού και ηλεκτρονικού εξοπλισμού» (Κανονισμός 108/27.1.2006)*

Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)

Από την υιοθέτηση των Διερμηνειών 4, 5, 6, 8 και 9 δεν προέκυψε ουσιώδης επίπτωση στις ενοποιημένες οικονομικές καταστάσεις.

Εκτός των τροποποιήσεων των Προτύπων και των νέων Διερμηνειών που αναφέρονται ανωτέρω, η Ευρωπαϊκή Ένωση την 27.1.2006, υιοθέτησε μέσω του Κανονισμού 108/2006, το Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις», καθώς και τις αλλαγές που αυτό επέφερε στα υπόλοιπα Πρότυπα.
Το ΔΠΧΠ 7 και οι τροποποιήσεις των υπολοίπων Προτύπων, έχουν υποχρεωτική εφαρμογή για τις χρήσεις που αρχίζουν μετά την 1.1.2007 και αναμένεται να επιφέρουν σημαντικές αλλαγές στο περιεχόμενο και τον τρόπο γνωστοποίησης των στοιχείων που αφορούν τα χρηματοοικονομικά μέσα.

Επίσης την 8.5.2006, μέσω του Κανονισμού 708/2006, υιοθετήθηκε η Διερμηνεία 7, «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών», η οποία δεν αναμένεται να έχει ουσιώδεις επιπτώσεις στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου.

Τέλος, το IASB έχει εκδώσει τη Διερμηνεία 10, η οποία πρέπει να εφαρμοσθεί υποχρεωτικά για χρήσεις που ξεκινούν μετά την 1.11.2006 και δεν έχει ακόμα υιοθετηθεί από την Ευρωπαϊκή Ένωση, ούτε η εφαρμογή της αναμένεται να έχει σημαντικές επιπτώσεις στις οικονομικές καταστάσεις του Ομίλου.

Τα ποσά που περιλαμβάνονται στις παρούσες οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι παρούσες οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία ενεργητικού και υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:
- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Επενδύσεις και αξιόγραφα διαθέσιμα προς πώληση

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2006, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2006, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Αποτελέσματα

2. Καθαρό έσοδο από τόκους

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Από απαιτήσεις κατά πιστωτικών ιδρυμάτων	77.513	106.926	23.840	33.730
Από επενδύσεις σε χρεόγραφα	194.673	72.152	67.845	28.073
Από δάνεια και απαιτήσεις κατά πελατών	1.448.310	1.123.288	521.179	396.493
Από υποχρεώσεις προς πιστωτικά ιδρύματα	(133.744)	(57.124)	(50.384)	(22.377)
Από υποχρεώσεις προς πελάτες	(249.447)	(185.725)	(93.134)	(64.697)
Από ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	(234.836)	(139.491)	(91.402)	(50.198)
Λοιποί	(43.162)	(21.959)	(15.868)	(5.784)
Σύνολο	1.059.307	898.067	362.076	315.240

3. Καθαρό έσοδο από αμοιβές και προμήθειες

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Χορηγήσεων	44.311	35.247	15.393	11.837
Εγγυητικών επιστολών	27.728	26.307	9.595	9.330
Εισαγωγών-εξαγωγών	14.554	14.541	4.283	5.034
Πιστωτικών καρτών	34.541	30.943	14.137	11.393
Συναλλαγών	63.781	61.598	21.913	22.084
Αμοιβαίων κεφαλαίων	47.926	39.188	14.504	14.659
Συμβουλευτικών υπηρεσιών και αγοραπωλησίας χρεογράφων	3.577	10.825	833	4.930
Λοιπές	59.203	39.637	20.783	15.645
Σύνολο	295.621	258.286	101.441	94.912

4. Έσοδα από μερίσματα

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Μετοχών διαθεσίμων προς πώληση	2.676	2.611	5	95
Σύνολο	2.676	2.611	5	95

5. Αποτελέσματα χρηματοοικονομικών πράξεων

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Από συναλλαγματικές διαφορές	24.811	17.425	6.404	9.836
Από χρεόγραφα εμπορικού χαρτοφυλακίου	(7.309)	(6.509)	715	(1.456)
Από χρεόγραφα διαθέσιμα προς πώληση	31.729	467	9.043	362
Από λοιπά χρηματοοικονομικά μέσα	(9.006)	6.790	(6.410)	4.860
Σύνολο	40.225	18.173	9.752	13.602

6. Λοιπά έσοδα

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Από ασφαλιστικές δραστηριότητες	21.240	20.676	4.746	5.290
Από ξενοδοχειακές δραστηριότητες	35.081	31.593	13.569	12.191
Από ενοίκια λειτουργικής μίσθωσης	3.364	3.222	1.132	1.601
Από πώληση παγίων	2.144	2.649	900	1.864
Υπεραξία από την απορρόφηση της Δέλτα Singular Α.Ε.Π.	-	7.695	-	-
Λοιπά	7.109	13.312	2.443	1.949
Σύνολο	68.938	79.147	22.790	22.895

Ειδικότερα τα έσοδα από ασφαλιστικές δραστηριότητες αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Γενικές Ασφαλίσεις				
Ασφάλιστρα και άλλα συναφή έσοδα	67.062	68.420	18.419	21.968
Μείον:				
Αντασφάλιστρα	(22.801)	(27.551)	(2.721)	(8.183)
Προμήθειες παραγωγής	(4.595)	(4.042)	(1.995)	(1.552)
Αποζημιώσεις ασφαλισμένων	(30.996)	(27.156)	(13.942)	(7.445)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	11.284	9.420	4.959	1.582
Αποτέλεσμα από γενικές ασφαλίσεις	19.954	19.091	4.720	6.370
Ασφαλίσεις Ζωής				
Ασφάλιστρα και άλλα συναφή έσοδα	48.169	45.909	15.002	14.396
Μείον:				
Αντασφάλιστρα	(2.238)	(2.372)	(387)	(731)
Προμήθειες παραγωγής	(7.752)	(7.289)	(2.515)	(2.542)
Αποζημιώσεις ασφαλισμένων	(37.766)	(35.916)	(12.396)	(13.068)
Καλυπτόμενες αποζημιώσεις από αντασφαλιστές	873	1.253	322	865
Αποτέλεσμα από ασφαλίσεις ζωής	1.286	1.585	26	(1.080)
Σύνολο	21.240	20.676	4.746	5.290

7. Αμοιβές και έξοδα προσωπικού

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Μισθοί και ημερομίσθια	241.241	222.321	84.045	75.668
Εισφορές κοινωνικής ασφάλισης	63.391	61.501	19.124	20.942
Έξοδα προγραμμάτων καθορισμένων παροχών	39.263	38.393	12.865	13.197
Λοιπές επιβαρύνσεις	18.042	15.156	4.208	2.277
Σύνολο	361.937	337.371	120.242	112.084

Στις αμοιβές και έξοδα προσωπικού της 30.9.2006 συμπεριλαμβάνεται ποσό € 3.819 (30.9.2005: € 1.721) που αφορά κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό.

Ο αριθμός του απασχολουμένου προσωπικού στον Όμιλο κατά την 30.9.2006 ήταν 12.047 (30.9.2005: 11.605) άτομα. Εξ αυτών 8.291 (30.9.2005: 8.441) άτομα εργάζονταν στο εσωτερικό και 3.756 (30.9.2005: 3.164) άτομα εργάζονταν στο εξωτερικό.

8. Γενικά διοικητικά έξοδα

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Λειτουργικές μισθώσεις κτηρίων	21.747	18.953	7.727	6.611
Ενοίκια-συντηρήσεις μηχανογραφικού εξοπλισμού	16.517	13.756	5.274	4.113
Δαπάνες μηχανογραφήσεως	27.286	23.023	9.394	8.119
Έξοδα προβολής και διαφημίσεως	23.674	21.258	5.815	9.062
Τηλεφωνικά-ταχυδρομικά	19.744	16.994	6.926	5.524
Αμοιβές τρίτων	23.827	20.660	8.500	8.041
Παροχή οικονομικών πληροφοριών από τρίτους	6.972	5.905	2.726	2.029
Εισφορά στο Ταμείο Εγγυήσεως Καταθέσεων	9.677	8.506	3.304	2.822
Ασφάλιστρα	6.699	6.750	1.924	769
Υλικά γραφείου	4.877	4.442	1.226	1.860
Δαπάνες ηλεκτρικής ενέργειας	5.963	5.254	2.332	2.046
Αμοιβές τρίτων για εξεύρεση πελατείας	5.199	3.366	510	1.307
Λοιπά γενικά έξοδα διοικήσεως	59.523	51.930	21.355	17.777
Φόροι	26.442	23.542	8.647	7.597
Σύνολο	258.147	224.339	85.660	77.677

9. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	176.201	195.187	59.073	66.755
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	14.946	-	-	-
Εισπράξεις από διαγραφείσες απαιτήσεις	(2.262)	(6.384)	(698)	(2.168)
Σύνολο	188.885	188.803	58.375	64.587

10. Φόρος εισοδήματος

Ο συντελεστής φορολογίας εισοδήματος, για τις Ανώνυμες εταιρίες με έδρα την Ελλάδα, για τη χρήση 2006 είναι 29% (2005: 32%). Για την Τράπεζα οι συντελεστές αυτοί είναι μειωμένοι κατά 5 και 10 ποσοστιαίες μονάδες αντίστοιχα (2006 :24% και 2005: 22%), λόγω συγχωνεύσεως δι' απορροφήσεως από την Τράπεζα της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π. (Ν. 2992/2002 άρθρο 9).

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Τρέχων Φόρος	112.963	79.670	36.841	30.956
Αναβαλλόμενος	21.217	11.902	10.977	5.027
Σύνολο φόρου εισοδήματος	134.180	91.572	47.818	35.983

Η διαφορά του φόρου μεταξύ των δύο εννεαμήνων οφείλεται, κυρίως, στα αυξημένα κέρδη της περιόδου 1.1 – 30.9.2006 και στην αύξηση του φορολογικού συντελεστή της Τραπέζης, όπως αναφέρεται ανωτέρω.

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Αποσβέσεις παγίων περιουσιακών στοιχείων	7.903	9.111	2.664	3.206
Δάνεια και απαιτήσεις	6.724	2.188	15.531	2.864
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	240	509	17	3.683
Αποτίμηση παραγώγων	6.454	(8.571)	(106)	(7.494)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	1.433	1.927	667	661
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(1.568)	5.726	(8.652)	4.887
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	258	(114)	270	504
Λοιπές προσωρινές διαφορές	(227)	1.126	586	(3.284)
Σύνολο	21.217	11.902	10.977	5.027

11. Καθαρά κέρδη ανά μετοχή

Βασικά κέρδη ανά μετοχή:

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης (σε € χιλ.)	473.377	360.305	167.512	138.201
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.316.191	402.179.356	389.544.759	402.405.735
Βασικά κέρδη ανά μετοχή (σε € ανά μετοχή)	1,20	0,90	0,43	0,34

Προσαρμοσμένα κέρδη ανά μετοχή:

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου. Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.
Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Ιουλίου έως	
	30.9.2006	30.9.2005	30.9.2006	30.9.2005
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης (σε € χιλ.)	473.377	360.305	167.512	138.201
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	393.316.191	402.179.356	389.544.759	402.405.735
Προσαρμογή για δικαιώματα προαιρέσεως	983.702	550.066	1.010.221	577.997
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	394.299.893	402.729.422	390.554.980	402.983.732
Προσαρμοσμένα κέρδη ανά μετοχή (σε € ανά μετοχή)	1,20	0,89	0,43	0,34

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-30.9.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

12. Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες

	30.9.2006	31.12.2005
Ταμείο	244.414	305.144
Επιταγές εισπρακτέες	45.750	53.727
Διαθέσιμα σε Κεντρικές Τράπεζες	1.762.527	1.843.511
Σύνολο	**2.052.691**	**2.202.382**
Εκ των οποίων, δεσμευμένες καταθέσεις σε Κεντρικές Τράπεζες:	1.215.542	1.202.541

Ταμείο και ταμειακά ισοδύναμα όπως εμφανίζονται στην κατάσταση ταμειακών ροών

	30.9.2006	31.12.2005
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	837.149	999.841
Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse Repos)	389.250	2.148.476
Βραχυπρόθεσμες τοποθετήσεις σε άλλες τράπεζες	2.391.972	2.517.497
Σύνολο	**3.618.371**	**5.665.814**

Το ταμείο και ταμειακά ισοδύναμα, που εμφανίζονται στην κατάσταση ταμειακών ροών, της περιόδου 1.1-30.9.2005, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα, για να καταστούν συγκρίσιμα με τα αντίστοιχα της περιόδου 1.1-30.9.2006.
Η αναμόρφωση αφορά τον μη υπολογισμό, στα ταμειακά ισοδύναμα, των δεσμευμένων καταθέσεων σε Κεντρικές Τράπεζες.

13. Δάνεια και απαιτήσεις κατά πελατών

	30.9.2006	31.12.2005
Ιδιώτες:		
Στεγαστικά	8.245.508	6.937.685
Καταναλωτικά	2.382.128	2.029.704
Πιστωτικές κάρτες	949.895	883.605
Λοιπά δάνεια	229.627	193.181
Σύνολο	11.807.158	10.044.175
Εταιρίες:		
Επιχειρηματικά δάνεια	18.813.679	16.728.566
Leasing	1.015.601	843.011
Factoring	303.511	386.600
Σύνολο	20.132.791	17.958.177
Λοιπές απαιτήσεις	340.755	302.224
Ασφαλιστικές δραστηριότητες:		
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	96.417	92.327
Γενικό Σύνολο	**32.377.121**	**28.396.903**
Συσσωρευμένες απομειώσεις	(1.164.414)*	(1.040.360)
Υπόλοιπο	**31.212.707**	**27.356.543**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 14.946. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 1.179.360.

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	30.9.2006	31.12.2005
Έως ένα (1) έτος	312.664	299.764
Από ένα (1) έτος έως και πέντε (5) έτη	516.904	411.707
Πέραν των πέντε (5) ετών	497.922	331.601
	1.327.490	1.043.072
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(311.889)	(200.061)
Σύνολο	**1.015.601**	**843.011**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	30.9.2006	31.12.2005
Έως ένα (1) έτος	258.445	260.462
Από ένα (1) έτος έως και πέντε (5) έτη	379.519	320.666
Πέραν των πέντε (5) ετών	377.637	261.883
Σύνολο	**1.015.601**	**843.011**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2005	**757.951**
Προβλέψεις από εξαγορά Jubanka	59.654
Συναλλαγματικές διαφορές	(948)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	195.187
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(15.999)
Προβλέψεις από απορρόφηση της ΔΕΛΤΑ SINGULAR A.E.Π.	7.566
Υπόλοιπο 30.9.2005	**1.003.411**
Συναλλαγματικές διαφορές	3.098
Ζημίες απομειώσεως περιόδου	66.511
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(32.660)
Υπόλοιπο 31.12.2005	**1.040.360**
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	51.333
Συναλλαγματικές διαφορές	(1.117)
Ζημίες απομειώσεως περιόδου (σημείωση 9)	176.201
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(102.363)
Υπόλοιπο 30.9.2006	**1.164.414**

14. Επενδύσεις σε συγγενείς εταιρίες

	1.1-30.9.2006	1.1-31.12.2005
Υπόλοιπο αρχής περιόδου	11.389	107.363
Αγορές	104	837
Επιστροφές κεφαλαίου	(723)	-
Μερίσματα εισπραχθέντα	(154)	(163)
Πώληση Τουριστικής Εταιρίας Λέσβου Α.Ε.	(631)	-
Συγχώνευση Δέλτα Singular A.E.Π.	-	(96.524)
Μείωση ποσοστού Propindex A.E.	(14)	-
Απομειώσεις αξίας	-	(105)
Αναλογία στα κέρδη (ζημίες)	(35)	(19)
Υπόλοιπο τέλους περιόδου	**9.936**	**11.389**

Οι συγγενείς εταιρίες του Ομίλου είναι οι εξής:

	Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 30.9.2006	31.12.2005
α.	Τουριστική Εταιρία Λέσβου Α.Ε. *	Ελλάδα	-	24,99
β.	Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
γ.	Icap A.E.	Ελλάδα	26,96	26,96
δ.	Γαιογνώμων Α.Ε.	Ελλάδα	20,00	20,00
ε.	Propindex A.E. **	Ελλάδα	-	13,82
στ.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος***	Ελλάδα	50,00	50,00
ζ.	A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
η.	Geosynthesis A.E. ****	Ελλάδα	-	20,00

* Η Τουριστική Εταιρία Λέσβου Α.Ε. πωλήθηκε εντός του πρώτου τριμήνου του 2006 (σημείωση 29, παράγραφος γ).

** Η εταιρία, στην οποία συμμετέχει η θυγατρική εταιρία της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε., δεν αποτιμάται πλέον με τη μέθοδο της καθαρής θέσεως λόγω μειώσεως του ποσοστού συμμετοχής της θυγατρικής μας σε αυτήν, από 22,58% σε 18,42%, οπότε και μεταφέρθηκε στα αξιόγραφα επενδυτικού χαρτοφυλακίου.

*** Η εταιρία είναι μη κερδοσκοπικού χαρακτήρα.

**** Η Geosynthesis A.E. πουλήθηκε εντός του πρώτου εξαμήνου 2006 (σημείωση 29, παράγραφος στ)

Κατωτέρω αναλύεται η αναλογία του Ομίλου επί των κερδών/ζημιών εκάστης συγγενούς εταιρίας.

	Επωνυμία εταιρίας	Ίδια κεφάλαια	Αποτέλεσμα περιόδου μετά από φόρους	Σύνολο	Αναλογία κερδών/(ζημιών) 30.9.2006
α.	Εβισάκ Α.Ε.	2.914	23	2.937	10
β.	Icap A.E.	18.256	1.299	19.555	346
γ.	Γαιογνώμων Α.Ε.	1.214	(2)	1.212	-
δ.	Propindex A.E.*	61	(6)	55	(1)
ε.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	147	-	147	-
στ.	A.L.C. Novelle Investments Ltd	13.675	(358)	13.317	(390)
	Σύνολο	36.267	956	37.223	(35)

* Περιλαμβάνονται τα αποτελέσματα μέχρι την ημερομηνία μειώσεως του ποσοστού συμμετοχής της Alpha Αστικά Ακίνητα Α.Ε. στην εταιρία.

15. Επενδύσεις σε ακίνητα

	Οικόπεδα -Κτήρια
Υπόλοιπα την 1.1.2005	
Αξία κτήσεως	30.309
Συσσωρευμένες αποσβέσεις	(2.950)
Αναπόσβεστη αξία 1.1.2005	27.359
1.1.2005-30.9.2005	
Αναπόσβεστη αξία 1.1.2005	27.359
Συναλλαγματικές διαφορές	(340)
Προσθήκες	67
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος κτήσεως)	33.606
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στο εννεάμηνο (αναπόσβεστο κόστος κτήσεως)	443
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση»	(33.463)
Μεταφορά από «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	2.328
Αποσβέσεις περιόδου	(458)
Αναπόσβεστη αξία 30.9.2005	29.542
Υπόλοιπα την 30.9.2005	
Αξία κτήσεως	33.484
Συσσωρευμένες αποσβέσεις	(3.942)

	Οικόπεδα -Κτήρια
1.10.2005-31.12.2005	
Αναπόσβεστη αξία 1.10.2005	29.542
Συναλλαγματικές διαφορές	(99)
Προσθήκες	13
Διαθέσεις	(6)
α) Αξία κτήσεως	(6)
β) Αποσβεσμένα	-
Μεταφορά από «Ιδιοχρησιμοποιούμενα πάγια»	191
Αποσβέσεις περιόδου	(91)
Αναπόσβεστη αξία την 31.12.2005	29.550
Υπόλοιπα την 31.12.2005	
Αξία κτήσεως	33.061
Συσσωρευμένες αποσβέσεις	(3.511)
1.1.2006-30.9.2006	
Αναπόσβεστη αξία 1.1.2006	29.550
Συναλλαγματικές διαφορές	15
Προσθήκες	3
Μεταφορά σε «Ιδιοχρησιμοποιούμενα πάγια»	(1.600)
α) Αξία κτήσεως	(1.600)
β) Αποσβεσμένα	
Μεταφορά από «Ιδιοχρησιμοποιούμενα πάγια»	730
α) Αξία κτήσεως	909
β) Αποσβεσμένα	(179)
Αποσβέσεις περιόδου	(280)
Αναπόσβεστη αξία την 30.9.2006	28.418
Υπόλοιπα την 30.9.2006	
Αξία κτήσεως	32.393
Συσσωρευμένες αποσβέσεις	(3.975)

16. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολο
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	1.050.081	10.219	301.509	1.361.809
Συσσωρευμένες αποσβέσεις	(197.739)	(8.699)	(238.604)	(445.042)
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
1.1.2005-30.9.2005				
Αναπόσβεστη αξία 1.1.2005	852.342	1.520	62.905	916.767
Προσθήκες	7.800	183	20.876	28.859
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος)		530	191	721
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στο εννεάμηνο 2005 (αναπόσβεστο κόστος)	27.154	-	6.690	33.844
Συναλλαγματικές διαφορές	42	136	1.273	1.451
Διαθέσεις	(489)	-	(985)	(1.474)
α) Αξία κτήσεως	(1.509)	-	(4.215)	(5.724)
β) Αποσβεσμένα	1.020	-	3.230	4.250
Μεταφορά από «Στοιχεία Ενεργητικού προς πώληση»	1.703	-	-	1.703
Μεταφορά από «Οικόπεδα– Κτήρια» σε «Κινητό εξοπλισμό»	(5)	-	5	-
Μεταφορά σε «Επενδύσεις σε ακίνητα»	(2.328)	-	-	(2.328)
Αποσβέσεις περιόδου	(14.676)	(411)	(18.488)	(33.575)
Αναπόσβεστη αξία 30.9.2005	871.543	1.958	72.467	945.968

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 30.9.2005				
Αξία κτήσεως	1.087.058	11.370	336.145	1.434.573
Συσσωρευμένες αποσβέσεις	(215.515)	(9.412)	(263.678)	(488.605)
1.10.2005-31.12.2005				
Αναπόσβεστη αξία 1.10.2005	871.543	1.958	72.467	945.968
Προσθήκες	4.606	161	4.182	8.949
Συναλλαγματικές διαφορές	2.146	(42)	(598)	1.506
Προσθήκες από εταιρίες που ενοποιούνται πρώτη φορά στη χρήση (αναπόσβεστο κόστος)	(804)	-	1.207	403
Διαθέσεις	(7.459)	-	(139)	(7.598)
α) Αξία κτήσεως	(10.181)	(130)	(6.630)	(16.941)
β) Αποσβεσμένα	2.722	130	6.491	9.343
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση»	-	-	(28)	(28)
Μεταφορά σε «Επενδύσεις σε ακίνητα»	(191)	-	-	(191)
Αποσβέσεις περιόδου	(5.465)	(170)	(5.401)	(11.036)
Αναπόσβεστη αξία 31.12.2005	864.376	1.907	71.690	937.973
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	1.076.377	3.347	342.984	1.422.708
Συσσωρευμένες αποσβέσεις	(212.001)	(1.440)	(271.294)	(484.735)
1.1.2006-30.9.2006				
Αναπόσβεστη αξία 1.1.2006	864.376	1.907	71.690	937.973
Συναλλαγματικές διαφορές	652	62	1.174	1.888
Προσθήκες	19.394	268	36.291	55.953
Διαθέσεις	(1.552)	-	(1.875)	(3.427)
α) Αξία κτήσεως	(1.934)	-	(4.356)	(6.290)
β) Αποσβεσμένα	382	-	2.481	2.863
Μεταφορά σε «Οικόπεδα-Κτήρια» από «Επενδύσεις σε ακίνητα»	1.600	-	-	1.600
α) Αξία κτήσεως	1.600	-	-	1.600
β) Αποσβεσμένα	-	-	-	-
Μεταφορά από «Οικόπεδα-Κτήρια» σε «Επενδύσεις σε ακίνητα»	(730)	-	-	(730)
α) Αξία κτήσεως	(909)	-	-	(909)
β) Αποσβεσμένα	179	-	-	179
Αποσβέσεις περιόδου	(14.719)	(412)	(17.053)	(32.184)
Αναπόσβεστη αξία 30.9.2006	869.021	1.825	90.227	961.073
Υπόλοιπα την 30.9.2006				
Αξία κτήσεως	1.095.465	3.625	376.347	1.475.437
Συσσωρευμένες αποσβέσεις	(226.444)	(1.800)	(286.120)	(514.364)

17. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2005				
Αξία κτήσεως	-	-	108.799	108.799
Συσσωρευμένες αποσβέσεις	-	-	(77.938)	(77.938)
Αναπόσβεστη αξία 1.1.2005	-	-	30.861	30.861
1.1.2005-30.9.2005				
Αναπόσβεστη αξία 1.1.2005	-	-	30.861	30.861
Συναλλαγματικές διαφορές	-	-	2.605	2.605
Προσθήκες	-	-	9.237	9.237
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π. (αναπόσβεστο κόστος κτήσεως)	-	-	239	239
Προσθήκες από εταιρίες που ενοποιούνται πρώτη φορά στο εννεάμηνο (αναπόσβεστο κόστος κτήσεως)	57.670	15.345	501	73.516
Διαθέσεις	-	-	(5)	(5)
α) Αξία κτήσεως	-	-	(6)	(6)
β) Αποσβεσμένα	-	-	1	1
Αποσβέσεις περιόδου	-	-	(13.413)	(13.413)
Αναπόσβεστη αξία 30.9.2005	57.670	15.345	30.025	103.040
Υπόλοιπα την 30.9.2005				
Αξία κτήσεως	57.670	17.700	120.573	195.943
Συσσωρευμένες αποσβέσεις	-	(2.355)	(90.548)	(92.903)
1.10.2005-31.12.2005				
Αναπόσβεστη αξία 1.10.2005	57.670	15.345	30.025	103.040
Συναλλαγματικές διαφορές	-	-	(2.900)	(2.900)
Προσθήκες	-	-	12.364	12.364
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005	(3.648)	2.128	417	(1.103)
α) Αξία κτήσεως	-	3.227	417	3.644
β) Συναλλαγματικές διαφορές	(3.648)	(1.099)	-	(4.747)
Διαθέσεις	-	-	(8)	(8)
α) Αξία κτήσεως	-	-	(1.294)	(1.294)
β) Αποσβεσμένα	-	-	1.286	1.286
Μεταφορά σε «Στοιχεία ενεργητικού προς πώληση»	-	-	(42)	(42)
α) Αξία κτήσεως	-	-	(168)	(168)
β) Αποσβεσμένα	-	-	126	126
Αποσβέσεις περιόδου	-	(3.095)	(820)	(3.915)
Αναπόσβεστη αξία 31.12.2005	54.022	14.378	39.036	107.436
Υπόλοιπα την 31.12.2005				
Αξία κτήσεως	54.022	17.392	130.227	201.641
Συσσωρευμένες αποσβέσεις	-	(3.014)	(91.191)	(94.205)

1.1.2006-30.9.2006	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Αναπόσβεστη αξία 1.1.2006	54.022	14.378	39.036	107.436
Συναλλαγματικές διαφορές	2.220	479	344	3.043
Προσθήκες	-	-	15.065	15.065
Διαθέσεις	-	-	(49)	(49)
α) Αξία κτήσεως	-	-	(88)	(88)
β) Αποσβεσμένα	-	-	39	39
Αποσβέσεις περιόδου	-	(2.452)	(12.375)	(14.827)
Αναπόσβεστη αξία 30.9.2006	56.242	12.405	42.021	110.668
Υπόλοιπα την 30.9.2006				
Αξία κτήσεως	56.242	18.114	146.369	220.725
Συσσωρευμένες αποσβέσεις	-	(5.709)	(104.348)	(110.057)

18. Αναβαλλόμενες φορολογικές απαιτήσεις και υποχρεώσεις

	Από 1 Ιανουαρίου έως	
	30.9.2006	**31.12.2005**
Αναβαλλόμενες φορολογικές απαιτήσεις	270.346	202.519
Αναβαλλόμενες φορολογικές υποχρεώσεις	(112.935)	(23.857)
Σύνολο	157.411	178.662

1.1.2005 -30.9.2005

		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.1.2005	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	**Υπόλοιπο 30.9.2005**
Αποσβέσεις παγίων	40.530	(267)	-	(9.514)	-	(1.540)	29.209
Δάνεια και απαιτήσεις	4.592	2.043	1.312	(3.732)	-	(6.088)	(1.873)
Αποτίμηση παραγώγων	429	-	8.571	-	-	-	9.000
Αποτελέσματα εις νέον	6.515	2.256	259	-	-	(491)	8.539
Λοιπές προβλέψεις	3.516	(33)	52	(4.396)	-	(301)	(1.162)
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	12.267	-	-	(1.927)	-	-	10.340
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	128.851	7	3.008	-	22	-	131.888
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(425)	-	-	(5.535)	3	-	(5.957)
Σύνολο	196.275	4.006	13.202	(25.104)	25	(8.420)	179.984

	1.10.2005 -31.12.2005						
		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.10.2005	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 31.12.2005
Αποσβέσεις παγίων	29.209	-	-	(3.694)	-	(416)	25.099
Δάνεια και απαιτήσεις	(1.873)	-	8.745	(6.354)	1.713	-	2.231
Αποτίμηση παραγώγων	9.000	-	-	(4.074)	-	-	4.926
Αποτελέσματα εις νέον	8.539	-	236		-	(460)	8.315
Λοιπές προβλέψεις	(1.162)	-	1.308	(62)	1.403	(72)	1.415
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	10.340	-	-	(733)	-	-	9.607
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	131.888	-	-	(64)	-	(15)	131.809
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(5.957)	-	1.219		-	(2)	(4.740)
Σύνολο	179.984	-	11.508	(14.981)	3.116	(965)	178.662

	1.1.2006 -30.9.2006						
		Αναγνώριση					
		Στην κατάσταση αποτελεσμάτων			Στην καθαρή θέση		
	Υπόλοιπο 1.1.2006	Συγχωνεύσεις και Εξαγορές	Απαιτήσεις	Υποχρεώσεις	Απαιτήσεις	Υποχρεώσεις	Υπόλοιπο 30.9.2006
Αποσβέσεις παγίων	25.099	-	-	(7.903)	21	-	17.217
Δάνεια και απαιτήσεις	2.231	-	13.487	(20.456)	-	-	(4.738)
Αποτίμηση παραγώγων	4.926	-	-	(6.001)	-	-	(1.075)
Αποτελέσματα εις νέον	8.315	-	-	(258)	19	-	8.076
Λοιπές προβλέψεις	1.415	-	263	(36)	-	(74)	1.568
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	9.607	-	-	(1.433)	-	-	8.174
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	131.809	-	-	(240)	-	-	131.569
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(4.740)	-	1.360		-	-	(3.380)
Σύνολο	178.662	-	15.110	(36.327)	40	(74)	157.411

19. Στοιχεία ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολο
1.1.2005-30.9.2005			
Υπόλοιπο 1.1.2005	32.084	617	32.701
Προσθήκες	2.996	-	2.996
Προσθήκες από εταιρίες που ενοποιούνται για πρώτη φορά στη χρήση 2005	11	-	11
Προσθήκες από απορρόφηση της Δέλτα Singular Α.Ε.Π.	21.175	-	21.175
Διαθέσεις	(2.849)	-	(2.849)
Μεταφορά σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(1.703)	-	(1.703)
Μεταφορά από «Επενδύσεις σε ακίνητα».	33.463		33.463
Υπόλοιπο την 30.9.2005	85.177	617	85.794
1.10.2005-31.12.2005			
Υπόλοιπο 1.10.2005	85.177	617	85.794
Προσθήκες	6.012	20	6.032
Διαθέσεις	(3.185)	(52)	(3.237)
Υπόλοιπο την 31.12.2005	88.004	585	88.589
1.1.2006-30.9.2006			
Υπόλοιπο 1.1.2006	88.004	585	88.589
Προσθήκες	5.916	329	6.245
Διαθέσεις	(2.570)	(325)	(2.895)
Υπόλοιπο την 30.9.2006	91.350	589	91.939

β. Συμμετοχές

Υπόλοιπο την 31.12.2005	3.481
1.1.2006-30.9.2006	
Υπόλοιπα την 1.1.2006	3.481
Μειώσεις	(3.481)
Υπόλοιπο 30.9.2006	-

Το ποσό των μειώσεων € 3.481 αφορά την πώληση της συμμετοχής στην Alpha Insurance Romania S.A. (σημείωση 29, παράγραφος β).

Υποχρεώσεις

20. Υποχρεώσεις προς πελάτες

	30.9.2006	31.12.2005
- Όψεως	5.597.825	5.628.485
- Ταμιευτηρίου	9.723.101	9.731.063
- Προθεσμίας	7.537.864	5.387.767
- Από πράξεις προσωρινής εκχωρήσεως (Repos)	465.225	712.617
	23.324.015	21.459.932
Επιταγές και εντολές πληρωτέες	182.609	184.872
Σύνολο	23.506.624	21.644.804

21. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Ο Όμιλος για την απρόσκοπτη και αποτελεσματική χρηματοδότηση των δραστηριοτήτων του, έχει διευρύνει σημαντικά τις πηγές και τα μέσα αντλήσεως κεφαλαίων, με τρόπο που να επιτυγχάνει:

α) φθηνή χρηματοδότηση,

β) μακροπρόθεσμο δανεισμό και

γ) ισχυροποίηση του δείκτη κεφαλαιακής επάρκειας.

Έτσι, στα πλαίσια αυτά εξέδωσε:

i) Κοινά ομολογιακά δάνεια (senior debt)

ii) Ομολογιακά δάνεια μειωμένης εξασφαλίσεως (subordinated debt)
Τα δάνεια αυτά λέγονται μειωμένης εξασφαλίσεως, γιατί οι ομολογιούχοι δανειστές, σε περίπτωση αναγκαστικής εκτέλεσης, ικανοποιούνται μετά τους κατόχους των κοινών ομολογιακών τίτλων.
Έχουν αρχική λήξη 10 ετών, με δικαίωμα πρώτης ανάκλησης μετά από την παρέλευση 5 ετών. Επαυξάνουν τα εποπτικά κεφάλαια.

	30.9.2006	31.12.2005
Κοινά ομολογιακά δάνεια		
€ λήξεως 2006	10.207	2.519.937
€ λήξεως 2007 με δικαίωμα ανακλήσεως το 2006	-	7.126
€ λήξεως 2007	1.003.050	901.444
HKD 100 εκατ. Λήξεως 2007	10.241	11.027
US $ 5 εκ. λήξεως 2007	3.804	-
€ λήξεως 2008	508.494	507.260
US $ 10 λήξεως 2008 με δικαίωμα ανακλήσεως το 2006	7.596	8.052
€ λήξεως 2009	1.683.417	710.405
€ λήξεως 2009 με δικαίωμα ανακλήσεως το 2007	39.243	-
CZK 1.500 εκατ. λήξεως 2009	52.963	51.511
US $ 11 εκατ. λήξεως 2009 δικαίωμα ανακλήσεως 2006	8.434	8.960
US $ 5 εκατ. λήξεως 2009 δικαίωμα ανακλήσεως 2007	3.758	4.027
HKD 50 εκατ. λήξεως 2009	5.118	5.497
€ λήξεως 2010	1.125.121	924.947
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	36.249	56.600
€ λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	2.502.673	2.502.060
US $ 7 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2006	4.804	5.366
US $ 50 εκατ. λήξεως 2010 με δικαίωμα ανακλήσεως το 2007	39.647	42.521
€ λήξεως 2011	457.421	15.439
CZK 700 εκατ. λήξεως 2011	24.600	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2006	15.160	22.843
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2007	6.919	-
€ λήξεως 2011 με δικαίωμα ανακλήσεως το 2008	3.203.655	-
€ λήξεως 2012	315.763	316.104
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2006	56.565	9.353

	30.9.2006	31.12.2005
€ λήξεως 2013	319.373	19.341
€ λήξεως 2015	11.985	12.360
US $ 3 εκ. λήξεως 2016	2.399	-
€ λήξεως 2021	82.062	-
Σύνολο	**11.540.721**	**8.662.180**
Τίτλοι κατεχόμενοι από τον Όμιλο	(425.922)	(485.309)
Σύνολο ομολογιακών δανείων	**11.114.799**	**8.176.871**

Η πλειονότητα των κοινών ομολογιακών δανείων φέρει κυμαινόμενο επιτόκιο EURIBOR με περιθώριο από -10 μονάδες βάσης έως και +35 μονάδες βάσης, το οποίο είναι συνάρτηση της ημερομηνίας έναρξης και της ληκτότητας του ομολόγου.

Δάνεια μειωμένης εξασφαλίσεως		
€ λήξεως 2012 με δικαίωμα ανακλήσεως το 2007	325.840	325.817
€ λήξεως 2013 με δικαίωμα ανακλήσεως το 2008	351.870	351.570
€ λήξεως 2014 με δικαίωμα ανακλήσεως το 2009	201.470	201.115
JPY 30 δις. με δικαίωμα ανακλήσεως το 2015	204.015	203.706
Σύνολο	**1.083.195**	**1.082.208**
Τίτλοι κατεχόμενοι από τον Όμιλο	(84.965)	(66.453)
Σύνολο δανείων μειωμένης εξασφαλίσεως	**998.230**	**1.015.755**
Γενικό Σύνολο	**12.113.029**	**9.192.626**

Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2012 καθορίζεται ως τρίμηνο Euribor πλέον περιθωρίου 90 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο των δανείων μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2013 προσδιορίζεται ως τρίμηνο Euribor πλέον περιθωρίου από 65 έως 90 μονάδες βάσης μέχρι την ημερομηνία ανακλήσεώς τους και επαυξάνεται σε 195 έως και 220 μονάδες βάσης σε περίπτωση μη ανακλήσεώς τους.
Το επιτόκιο του δανείου μειωμένης εξασφαλίσεως με ημερομηνία λήξεως 2014 καθορίζεται ως τρίμηνο Euribor πλέον 60 μονάδων βάσης μέχρι την ημερομηνία ανακλήσεώς του και πλέον 190 μονάδων βάσης σε περίπτωση μη ανακλήσεως.
Ο τίτλος μειωμένης εξασφαλίσεως σε JPY με πρώτη ημερομηνία ανακλήσεως το 2015 φέρει σταθερό επιτόκιο 2,94%.

22. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες Μετοχές

α. Αύξηση Μετοχικού κεφαλαίου

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης που συνήλθε την 18.4.2006 ενέκρινε μεταξύ άλλων, την αύξηση του μετοχικού κεφαλαίου κατά το ποσό των € 133.954, με έκδοση και δωρεάν διανομή 116.481.444 μετοχών ονομαστικής αξίας € 3,90 εκάστη, με αναλογία 4 νέες μετοχές για κάθε 10 παλαιές, που προήλθαν από κεφαλαιοποίηση φορολογηθέντων κερδών παρελθουσών χρήσεων ποσού € 133.954 και από μείωση της ονομαστικής αξίας εκάστης μετοχής από € 5,00 σε € 3,90.

Μετά την ως άνω αύξηση, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται σε € 1.589.972 και διαιρείται σε 407.685.052 μετοχές.

Η αύξηση εγκρίθηκε από το Υπουργείο Ανάπτυξης με την υπ' αριθ. Κ2-6543/3.5.2006 απόφασή του.

β. Αποτελέσματα εις νέον

Την 2.5.2006 διανεμήθη από την Τράπεζα μέρισμα συνολικού ποσού € 237.556, ήτοι € 0,84 ανά μετοχή, που αφορούσε τη χρήση 2005.

γ. Αγορά ιδίων μετοχών

Οι ίδιες μετοχές αφορούν μετοχές της Alpha Bank, που κατέχονται από την Τράπεζα και εταιρίες του Ομίλου και αναλύονται ως εξής:

Alpha Bank	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	8.398.426	188.128	
Δωρεάν Μετοχές (4/10)	3.359.370	-	
Αγορές περιόδου 1.1-30.9	7.126.153	150.280	
Υπόλοιπο 30.9.2006	18.883.949	338.408	4,63%

Εταιρίες Ομίλου	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 1.1.2006	7.200	188	
Δωρεάν Μετοχές (4/10)	2.880	-	
Υπόλοιπο 30.9.2006	10.080	188	
Σύνολο	18.894.029	338.596	4,63%

23. Υβριδικά κεφάλαια

Ο Όμιλος μέσω της θυγατρικής του εταιρίας Alpha Group Jersey εξέδωσε υβριδικούς τίτλους ως εξής:

- Την 5.12.2002 ποσό € 200 εκατ. με ρήτρα αυξημένης αποδόσεως (καινοτόμοι τίτλοι), οι οποίοι πληρούν τις προϋποθέσεις αναγνωρίσεώς τους στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital).

  Οι τίτλοι είναι αορίστου διαρκείας, ο εκδότης έχει το δικαίωμα μη καταβολής μερίσματος αν δεν διανεμηθεί μέρισμα στους κατόχους κοινών μετοχών της Τραπέζης και υπάρχει δικαίωμα πρόωρης αποπληρωμής μετά την παρέλευση δέκα ετών.

Το μη σωρευτικό μέρισμα υπολογίζεται με βάση το τρίμηνο επιτόκιο Euribor προσαυξημένο με περιθώριο 2,65%. Εάν δεν ασκηθεί το δικαίωμα πρόωρης αποπληρωμής του εκδότη το περιθώριο επαυξάνεται κατά 1,325 ποσοστιαίες μονάδες και διαμορφώνεται πλέον σε 3,975%. Οι τίτλοι είναι εισηγμένοι στο χρηματιστήριο του Λουξεμβούργου.

- Την 5.12.2003 ποσό € 100 εκατ. με ακριβώς τα ίδια χαρακτηριστικά με τους τίτλους της 5.12.2002.
- Την 18.2.2005 ποσό € 600 εκατ. χωρίς ρήτρα αυξημένης αποδόσεως (μη καινοτόμοι τίτλοι) οι οποίοι επίσης συμπεριλαμβάνονται στα πρόσθετα βασικά ίδια κεφάλαια (Lower Tier I Capital) καθώς πληρούν τους όρους που αναφέρθηκαν για τους ανωτέρω καινοτόμους τίτλους. Τα έξοδα της ανωτέρω εκδόσεως ανήλθαν σε € 12 εκατ. Το μη σωρευτικό μέρισμα των τίτλων αυτών ισούται με ετήσιο 6% για τα πρώτα 5 έτη και στη συνέχεια προσδιορίζεται βάσει του τύπου 4 x (CMS10 – CMS2) με ανώτατο όριο το 10% και κατώτατο όριο το 3,25%, όπου CMS10 και CMS2 εκφράζουν το Euribor επιτόκιο των interest rate swaps διάρκειας 10 και 2 ετών αντιστοίχως.

Υβριδικά κεφάλαια	30.9.2006	31.12.2005
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2012	300.000	300.000
€ αόριστης διάρκειας με δικαίωμα ανακλήσεως το 2015	588.000	588.000
Σύνολο	888.000	888.000
Τίτλοι κατεχόμενοι από εταιρίες του Ομίλου	(49.847)	(43.054)
Σύνολο	838.153	844.946

Πρόσθετες πληροφορίες

24. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2002. Ήδη βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 έως και 2005, ο οποίος αναμένεται να ολοκληρωθεί εντός του τρέχοντος έτους.

Εντός του 2006 περατώθηκε ο φορολογικός έλεγχος των εταιριών Alpha Αστικά Ακίνητα Α.Ε. για τις χρήσεις 2000 – 2005, Alpha Ασφαλιστική Α.Ε. για τις χρήσεις 2002 – 2005 και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. για τις χρήσεις 2003 – 2004, από τις οποίες προέκυψαν διαφορές φορολογικού ελέγχου ποσού € 2,6 εκατ. Σε εξέλιξη βρίσκεται φορολογικός έλεγχος των εταιριών Alpha Leasing A.E. για τις χρήσεις 2001 – 2004 και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. για τη χρήση 2005. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	30.9.2006	31.12.2005
- εντός του έτους	29.248	25.396
- πέραν του έτους και μέχρι πέντε έτη	86.141	73.101
- πέραν των πέντε ετών	65.765	46.567
Σύνολο	181.154	145.064

Οι συνολικές δαπάνες του Ομίλου για ενοίκια κτηρίων για το εννεάμηνο του τρέχοντος έτους ανήλθαν σε € 21.747 (2005 : € 18.953) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.9.2006	31.12.2005
- εντός του έτους	7.049	4.149
- πέραν του έτους και μέχρι πέντε έτη	26.370	15.613
- πέραν των πέντε ετών	15.981	12.864
Σύνολο	49.400	32.626

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το εννεάμηνο του τρέχοντος έτους ανήλθαν σε € 3.364 (2005 : € 3.222) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός ισολογισμού υποχρεώσεις

	30.9.2006	31.12.2005
Ενέγγυες πιστώσεις	185.934	234.470
Εγγυητικές επιστολές	4.418.967	3.749.766
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	13.357.577	12.232.183
Σύνολο	17.962.478	16.216.419

ε) Δεσμεύσεις στοιχείων ενεργητικού

	30.9.2006	31.12.2005
Αξιόγραφα προερχόμενα από Reverse Repos	-	420.000
Αξιόγραφα επενδυτικού χαρτοφυλακίου	585.000	165.000
Σύνολο	585.000	585.000

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 80.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

25. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 30.9.2006	31.12.2005
α. *ΘΥΓΑΤΡΙΚΕΣ*			
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank AD Beograd (πρώην Jubanka AD Beograd)	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	99,65	99,61
2. Alpha Leasing Romania S.A.	Ρουμανία	99,93	99,92
3. ABC Factors AE	Ελλάδα	100,00	100,00
4. Alpha Asset Finance Ltd	Κύπρος	100,00	100,00
5. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha Advisory Romania SRL	Ρουμανία	99,98	99,98
5. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
6. Alpha A.E. Συμμετοχών και Επενδύσεων*	Ελλάδα	-	100,00
7. Alpha AEF European Capital Investments	Ολλανδία	100,00	100,00
Asset Management			
1. Alpha Asset Management ΑΕΔΑΚ (πρώην Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε.)	Ελλάδα	100,00	100,00
2. Alpha Asset Management A.E.Π.Ε.Υ.****	Ελλάδα	-	100,00
3. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
4. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστική ΑΕ	Ελλάδα	99,57	99,56
2. Alpha Insurance Romania S.A.**	Ρουμανία	-	99,92
3. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
4. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	99,92	99,92
5. Alpha Insurance Brokers S.R.L.***	Ρουμανία	99,91	-
Διάφορες εταιρίες			
1. Alpha Αστικά Ακίνητα ΑΕ	Ελλάδα	66,09	61,21
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	92,69	90,28
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
6. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
7. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
8. Alpha Trustees Ltd	Κύπρος	99,99	99,99
9. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
10.Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
11.Καφέ Μαζί Α.Ε.	Ελλάδα	100,00	100,00
12.Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
13 Alpha Real Estate D.O.O. Beograd*****	Σερβία	66,09	-
β. *ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)*			
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

* Η θυγατρική εταιρία Alpha A.E. Συμμετοχών και Επενδύσεων συγχωνεύθηκε δι' απορροφήσεως από την επίσης θυγατρική Alpha A.E. Επενδυτικών Συμμετοχών (σημείωση 29 παράγραφος δ).

** Η εταιρία Alpha Insurance Romania S.A. πωλήθηκε εντός του πρώτου τριμήνου 2006 (σημείωση 29, παράγραφος β).

*** Η εταιρία Alpha Insurance Brokers S.R.L. που ιδρύθηκε από την Alpha Bank Romania S.A., με σκοπό την παροχή μεσιτικών ασφαλιστικών υπηρεσιών, ενοποιήθηκε για πρώτη φορά εντός του πρώτου εξαμήνου 2006.

**** Η θυγατρική εταιρία Alpha Asset Management A.E.Π.Ε.Υ. συγχωνεύθηκε δι' απορροφήσεως από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. και το νέο εταιρικό σχήμα μετονομάσθηκε σε Alpha Asset Management ΑΕΔΑΚ (σημείωση 29 παράγραφος ζ).

***** Η εταιρία Alpha Real Estate D.O.O. Beograd. που ιδρύθηκε από την Alpha Αστικά Ακίνητα Α.Ε.., με σκοπό την εκμετάλλευση και διαχείριση ακινήτων, ενοποιήθηκε για πρώτη φορά εντός του πρώτου εννεαμήνου 2006.

Η θυγατρική εταιρία Jubanka AD Beograd μετονομάσθη την 9.10.2006 σε Alpha Bank Srbija A.D. (σημείωση 29 παράγραφος ε)

Ο Όμιλος, αντισταθμίζει τον κίνδυνο καθαρής επένδυσης των θυγατρικών του εταιριών Alpha Bank London και Alpha Bank Ltd., με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού αντίστοιχα, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

26. Πληροφόρηση κατά επιχειρηματικό τομέα

(Ποσά σε εκατ. Ευρώ)

	30.9.2006						
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	1.059,3	665,8	208,4	17,3	40,6	124,8	2,4
Προμήθειες	295,6	100,7	61,0	66,2	34,7	38,2	(5,2)
Λοιπά έσοδα	111,8	8,4	2,4	25,4	1,8	16,4	57,4
Σύνολο εσόδων	1.466,7	774,9	271,8	108,9	77,1	179,4	54,6
Έξοδα	(668,6)	(362,5)	(72,3)	(62,8)	(30,1)	(112,1)	(28,8)
Απομειώσεις	(188,9)	(126,8)	(43,9)	(1,1)	-	(17,1)	-
Κέρδη προ φόρων	609,2	285,6	155,6	45,0	47,0	50,2	25,8

	30.9.2005						
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Έσοδο τόκων	898,1	549,6	200,1	16,5	27,7	103,7	0,5
Προμήθειες	258,3	86,1	64,4	54,0	26,5	32,0	(4,7)
Λοιπά έσοδα	99,9	8,1	2,5	25,6	(5,6)	20,8	48,5
Σύνολο εσόδων	1.256,3	643,8	267,0	96,1	48,6	156,5	44,3
Έξοδα	(613,2)	(332,9)	(70,5)	(63,6)	(24,3)	(92,8)	(29,1)
Απομειώσεις	(188,8)	(102,9)	(73,4)	3,2	-	(15,7)	-
Κέρδη προ φόρων	454,3	208,0	123,1	35,7	24,3	48	15,2

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing, καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου και την θυγατρική εταιρία Alpha Asset Management ΑΕΔΑΚ. Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις, μέσω της θυγατρικής εταιρίας Alpha Ασφαλιστική.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance, Alpha Επενδυτικών Συμμετοχών). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. Ν.Α. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, οι λοιπές εταιρίες εξωτερικού πλην Ν.Α. Ευρώπης, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

27. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

	(Ποσά σε εκατ. Ευρώ)	
	30.9.2006	31.12.2005
Σταθμισμένο ενεργητικό από πιστωτικό κίνδυνο	31.578	27.447
Σταθμισμένο ενεργητικό από κίνδυνο αγοράς	796	792
Συνολικό σταθμισμένο ενεργητικό	32.374	28.239
Κύρια βασικά κεφάλαια (Upper tier I)	2.256	2.210
Βασικά κεφάλαια (Tier I)	2.986	2.950
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	3.840	3.821
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,0%	7,8%
Δείκτης βασικών κεφαλαίων (Tier I)	9,2%	10,4%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	11,9%	13,5%

28. Συναλλαγές συνδεδεμένων μερών

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	30.9.2006	31.12.2005
Δάνεια και απαιτήσεις	2.858	5.628
Καταθέσεις	31.402	14.854
Ομολογίες εκδόσεως μας	14.924	-
Εγγυητικές επιστολές	164	145
Τόκοι και εξομοιούμενα έσοδα	39	-
Τόκοι και εξομοιούμενα έξοδα	872	-

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	30.9.2006	31.12.2005
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	960	1.390
Παθητικό		
Υποχρεώσεις προς πελάτες	1.014	639
Εγγυητικές επιστολές	2.641	1.353

	Από 1 Ιανουαρίου έως	
	30.9.2006	30.9.2005
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	72	84
Γενικά διοικητικά έσοδα	24	17
Λοιπά έσοδα	334	-
Σύνολο	430	101
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	5	5
Γενικά διοικητικά έξοδα	509	688
Σύνολο	514	693

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου, οι οποίες επιβάρυναν τα αποτελέσματα για το εννεάμηνο 2006 ανέρχονται σε € 5.680 (30.9.2005: € 3.837). Η αύξησή τους οφείλεται, κυρίως, στις αλλαγές που επήλθαν στη Διοίκηση της Τραπέζης από 22.2.2005, και την τοποθέτηση από 16.5.2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

29. Συγχωνεύσεις και πωλήσεις θυγατρικών και συγγενών εταιριών

α) Την 1.2.2006 η Τράπεζα προέβη στη μεταβίβαση 2.178.000 μετοχών της θυγατρικής της εταιρίας Alpha Επενδυτικές Υπηρεσίες ΑΕΠΕΥ, ήτοι ποσοστό 99% του μετοχικού κεφαλαίου της Εταιρίας, στην επίσης θυγατρική της εταιρία Alpha Bank London Ltd, έναντι ποσού € 3,4 εκατ. Η εν λόγω μεταβίβαση έγινε στο πλαίσιο της αναδιοργανώσεως των δραστηριοτήτων private banking του Ομίλου και δεν είχε ουδεμία επίπτωση στα αποτελέσματα του.

β) Την 16.2.2006 ολοκληρώθηκε η μεταβίβαση σε τρίτους, από την Τράπεζα και θυγατρικές της εταιρίες, των μετοχών της θυγατρικής εταιρίας Alpha Insurance Romania S.A., αντί συνολικού τιμήματος € 2,6 εκατ. Για την ανωτέρω μεταβίβαση είχε υπογραφεί συμφωνία την 11.10.2005. Το ποσοστό συμμετοχής του Ομίλου στην καθαρή θέση της εταιρίας ανήρχετο σε € 2,2 εκατ. Τα κέρδη από την πώληση των μετοχών ανήλθαν σε € 0,4 εκατ.

γ) Την 24.2.2006 *μεταβιβάσθηκε* το σύνολο των μετοχών της εταιρίας Τουριστική Εταιρία Λέσβου Α.Ε., ήτοι ποσοστό 24,99% του μετοχικού της κεφαλαίου σε τρίτους έναντι € 2 εκατ. *Η εταιρία* αποτιμάτο με τη μέθοδο της καθαρής θέσεως στις οικονομικές καταστάσεις του Ομίλου. Εκ της πωλήσεως προέκυψαν κέρδη ύψους € 1,4 εκατ.

δ) Την 31.5.2006 καταχωρήθηκε στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας της Τραπέζης Alpha Α.Ε. Συμμετοχών και Επενδύσεων από την επίσης θυγατρική Alpha Α.Ε. Επενδυτικών Συμμετοχών. Στο μετοχικό κεφάλαιο της εταιρίας που προέκυψε μετά τη συγχώνευση η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

ε) Την 31.5.2006 ολοκληρώθηκε η συγχώνευση δι' απορροφήσεως του Καταστήματος Βελιγραδίου της Alpha Bank A.E. από την εξαγορασθείσα το 2005 Jubanka a.d. Beograd, η οποία την 1.6.2006 μετονομάσθη σε Alpha Bank AD Beograd.

στ) Την 14.6.2006 έγινε μεταβίβαση σε τρίτους του συνόλου της συμμετοχής της Τραπέζης στην εταιρία Geosynthesis A.E., ήτοι ποσοστό 20% του κεφαλαίου, έναντι ποσού € 13,8 χιλ. Εκ της πωλήσεως προέκυψε κέρδος ύψους € 13,8 χιλ.

ζ) Την 19.9.2006 καταχωρήθηκε στο Μητρώο Ανωνύμων Εταιριών η εγκριτική απόφαση του Υπουργού Αναπτύξεως για τη συγχώνευση δι' απορροφήσεως της θυγατρικής εταιρίας Alpha Asset Management Α.Ε.Π.Ε.Υ. από την επίσης θυγατρική Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. Το νέο εταιρικό σχήμα ονομάσθηκε Alpha Asset Management ΑΕΔΑΚ. Στο μετοχικό κεφάλαιο της εταιρίας που προέκυψε από τη συγχώνευση, η Τράπεζα κατέχει ποσοστό συμμετοχής άμεσα και έμμεσα 100%.

30. Γεγονότα μεταγενέστερα των οικονομικών καταστάσεων

α) Την 9.10.2006, κατόπιν σχετική αποφάσεως του αρμοδίου οργάνου, η θυγατρική εταιρία της Τραπέζης «Alpha Bank A.D. Beograd» μετονομάσθη σε « Alpha Bank Srbija A.D.».

β) Την 16.10.2006 η Τράπεζα ανακοίνωσε την υπογραφή συμβάσεως για την πώληση του 99,56% των μετοχών της «Alpha Ασφαλιστική Α.Ε.» στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως, αντί τιμήματος Ευρώ 255 εκατ.
Η Alpha Bank και η ΑΧΑ υπέγραψαν μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Με τη συμφωνία αυτή, η Τράπεζα επικεντρώνει τη δραστηριότητά της στη διανομή ασφαλιστικών προϊόντων, ενώ η παραγωγή και ο ασφαλιστικός κίνδυνος αναλαμβάνονται πλέον από μία εκ των μεγαλύτερων και ισχυρότερων ασφαλιστικών εταιριών παγκοσμίως.

γ) Την 18.10.2006 η Τράπεζα προέβη στη μεταβίβαση του 100% των μετοχών που κατείχε στη θυγατρική της εταιρία «Καφέ Μαζί Α.Ε.» στην επίσης θυγατρική της εταιρία «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.» έναντι τιμήματος Ευρώ 60 χιλ. Η «Καφέ Μαζί Α.Ε.» μετονομάσθη στη συνέχεια σε «Τουριστικά Θέρετρα Α.Ε.» και πρόκειται να αναδεχθεί τον κλάδο ξενοδοχειακών δραστηριοτήτων Hilton Ρόδου, στο πλαίσιο ενάρξεως διαδικασιών αποσχίσεως του από την «Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.», με ημερομηνία αναφοράς την 31.10.2006.

δ) Την 18.10.2006 η Τράπεζα απέκτησε 100% συμμετοχή στην κυπριακή εταιρία «Alpha Group Investments Ltd», η οποία θα χρησιμοποιηθεί ως εταιρία συμμετοχών για την ανάπτυξη της στρατηγικής του Ομίλου στη Νοτιοανατολική Ευρώπη.

ε) Η Τράπεζα δυνάμει των αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη μέχρι την 31.12.2005 σε αγορά 8.398.426 ιδίων μετοχών που αντιστοιχούσαν σε ποσοστό 2,88% του μετοχικού κεφαλαίου.

Με απόφαση της από 18.4.2006 Τακτικής Γενικής Συνελεύσεως των Μετόχων, η Τράπεζα δύναται να προβεί, έως και την 17.4.2007, σε επιπλέον αγορά ιδίων μετοχών, μέχρι ποσοστού 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου

Το Διοικητικό Συμβούλιο της Τραπέζης, στην από 18.7.2006 συνεδρίασή του, αποφάσισε τη λήξη στις 20.7.2006, της εν ισχύι από 22.5.2006 έως 20.10.2006 περιόδου αγοράς ιδίων μετοχών και την έναρξη νέας περιόδου, κατά το χρονικό διάστημα 21.7.2006 έως και 17.4.2007, για αγορά έως 6.230.552 ιδίων μετοχών, με κατώτατη και ανώτατη τιμή αγοράς € 3,90 και € 26,00 ανά μετοχή αντιστοίχως.

Η Τράπεζα προέβη στο διάστημα από 4.10.2006 έως και 30.10.2006 σε αγορά 1.734.999 μετοχών, με αξία κτήσεως € 39.080 χιλ. (€ 22,52 ανά μετοχή).

Το σύνολο των ιδίων μετοχών της Τραπέζης, την 30.10.2006 ανήρχετο σε 20.618.948, ήτοι 5,06% του καταβεβλημένου μετοχικού κεφαλαίου.

στ) Εντός του μηνός Οκτωβρίου 2006 ιδρύθηκε από την θυγατρική της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε., εταιρία με την επωνυμία Alpha Astika Akinita D.O.O.E.L.Skopje με έδρα τα Σκόπια και αρχικό κεφάλαιο € 10.000.

ζ) Την 2 Νοεμβρίου 2006, η Τράπεζα υπέβαλε στην Επιτροπή Κεφαλαιαγοράς και στο Διοικητικό Συμβούλιο της θυγατρικής της εταιρίας Alpha Leasing A.E., σύμφωνα με τα οριζόμενα στο Ν.3461/2006, προαιρετική δημόσια πρόταση αποκτήσεως μετοχών εκδόσεως της τελευταίας. Το προσφερόμενο τίμημα έχει ορισθεί σε Ευρώ 6,50 ανά μετοχή, ενώ οι μετοχές που κατά την αυτή ημερομηνία αποτελούσαν αντικείμενο της δημοσίας προτάσεως ανήρχοντο σε 137.088, ήτοι ποσοστό 0,35% επί του μετοχικού κεφαλαίου. Η Τράπεζα προτίθεται να προβαίνει σε αγορές μετοχών μέσω του Χρηματιστηρίου Αθηνών στο διάστημα έως και τη λήξη της περιόδου αποδοχής της δημοσίας προτάσεως, ενώ κατόπιν ολοκληρώσεως αυτής, θα ασκήσει το δικαίωμα εξαγοράς ούτως ώστε να συγκεντρώσει το 100% των μετοχών της Alpha Leasing.

η) Την 9.11.2006 κατατέθηκε στη Βουλή τροπολογία με την οποία επιβάλλεται στις Τράπεζες αυτοτελής φορολόγηση ορισμένων αποθεματικών που έχουν σχηματισθεί έως την 31.12.2005 και προέρχονται από κέρδη απαλλασσόμενα της φορολογίας ή από εισοδήματα φορολογηθέντα κατ' ειδικό τρόπο.

Σε περίπτωση που η ανωτέρω τροπολογία ψηφισθεί από τη Βουλή, αναμένεται να καταβληθεί φόρος, το ύψος του οποίου δεν μπορεί να προσδιορισθεί πριν από την ψήφιση του νομοσχεδίου.

Αθήναι, 14 Νοεμβρίου 2006

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